
10011434



jARDEN corporation

ANNUAL REPORT 2009



The image of JAH-Man, the symbol above, was created by the winners of our 2008 Annual Report cover competition, based on a concept developed by the supply chain team. The JAH-Man name incorporates our ticker symbol, and the figure itself represents the brands of everyday life and epitomizes Jarden striding purposefully into the future. This year's Annual Report cover is based on concepts taken from designs submitted by 10 of our talented employees: Robyn N. Abell, Todd Backhaus, Irina Cheema, Harvey Cross, Ashleigh Perry, Wendy Rock, Brian J.Russell, Jason Voorhees, Carol Woods and Al Zahorsky.

Table of contents

Corporate Strategy: Jarden has evolved into a leading consumer products company with a diverse product line and a global footprint. Our strategic objective is to build on our solid foundation and drive future growth. We strive to accomplish this by leveraging our brand equity and leading market positions in niche markets while continually reinvesting in the business to create innovative new products; products that provide consumers with the experience and value they associate with our brands. Through our Jarden DNA, we are focused on leveraging our scale to drive continuous enhancement in our operations. We are proud of our best-in-class corporate governance infrastructure and our operational and financial controls. We believe the combination of these initiatives will allow us to deliver continued long-term growth and consistent results for our shareholders.

Corporate Profile: Jarden Corporation is a leading provider of niche consumer products. Jarden operates in three primary business segments through a number of well recognized brands, including: Outdoor Solutions: Abu Garcia®, Berkley®, Campingaz® and Coleman®, Fenwick®, Gulp!®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Rawlings®, Shakespeare®, Stearns®, Stren®, Trilene®, Völkl® and Zoot®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®; and Branded Consumables: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke®, Loew Cornell® and Pine Mountain®. Headquartered in Rye, N.Y., Jarden has a broad distribution network with products sold in over 100 countries and an operating platform spanning 20 countries with over 20,000 employees worldwide.

Consolidated 2009 Net Sales by Segment*
$5.2 billion



Outdoor Solutions
45%
Consumer Solutions
35%
5%
15%
Branded Consumables
Process Solutions

* Segment percentages exclude intercompany eliminations.

Consolidated 2009 Segment Earnings**
$606 million



Outdoor Solutions
40%
Consumer Solutions
41%
4%
15%
Process Solutions
Branded Consumables

** Segment percentages are based on operating segments only. For a reconciliation of Segment Earnings to GAAP Operating Earnings please see p. 18.

Message to Our Shareholders

Dear Fellow Shareholders:

In 2009, Jarden faced the most dramatic macroeconomic downturn in the world economy since I assumed the Chairman and CEO roles in 2001. We were early in recognizing the challenges ahead and we were proactive in making some very tough choices based on the best long-term interests of both shareholders and employees.

It has long been our belief that market leadership in niche markets, supported by strong brand equity and a focus on operational excellence, is the best model for protecting against downside risk, while maximizing upside potential in the consumer products space. Jarden's exceptional performance in 2009 proved that our diversified business model is extremely resilient and that we perform like a consumer staples company when times are tough.

Our early, decisive actions were designed to achieve a number of goals beyond controlling overhead costs in a period of uncertainty. First, we wished to minimize workforce reductions and retain our employee talent base, while providing job security. We introduced a hiring freeze as early as June 2008, reduced 401(k) contributions, eliminated salary increases and reduced salaries for senior managers across the Company. For a company that is dedicated to the belief that our best assets go home every night, these initiatives were painful but necessary. Second, we prioritized the continued funding of investments in new product development and marketing during a period in which our competitors were retreating. Despite economic uncertainty, we actually increased our investment spending as a percentage of SG&A from 23 percent in 2008 to 25 percent in 2009. These investments aided our third objective, which was to increase shelf space at key retailers or, in other words, to grow market share in a down market.

What were the results of these actions taken proactively for 2009? Despite double-digit revenue declines in many of our core markets, excluding foreign exchange fluctuations, sales in our three primary business segments declined only one percent for the year, and actually grew organically in the fourth quarter.

"Jarden's exceptional performance in 2009 proved that our diversified business model is extremely resilient and that we perform like a consumer staples company when times are tough."

Perhaps most satisfying, in 2009 Jarden generated the most cash in its history with over $640 million of cash flow from operations compared to $250 million in 2008, a free cash flow yield of 20 percent. This enabled Jarden to hold over $825 million in cash on hand at year-end and reduce our bank leverage ratio to 2.6 times, well below our 3 times target. Our aggressive approach to inventory management, combined with disciplined cost controls, resulted in adjusted net income increasing from 2008 to 2009. As part of our ongoing commitment to returning value to shareholders, we also initiated a dividend program in 2009. This step reflected our confidence in the on-going cash generative ability of the Company as well as Jarden's maturation, as we joined the ranks of the majority of other Fortune 500 consumer products companies in paying dividends.



Martin E. Franklin, *Chairman and Chief Executive Officer* (center), Ian G.H. Ashken, *Vice Chairman and Chief Financial Officer* (left), and James E. Lillie, *President and Chief Operating Officer* (right)

"We were delighted to complete the purchase of Mapa Spontex in April 2010, our first significant acquisition in more that two and a half years."

During 2009 our three primary business segments grew market share in spite of the macro headwinds and we believe they are well positioned to grow organically in 2010. We were particularly pleased that Jarden Consumer Solutions was able to show revenue growth for 2009, despite sector declines. This growth was largely driven by the geographic diversification of the business and the successful introduction of new products in a variety of markets. These new product introductions included the Mr. Coffee® Frappe, the Duo and Trio Crock-Pot®, a new energy efficient line of Bionaire® air purifiers and fans and the Oster® Baby Nutrition Center system. Jarden Outdoor Solutions finished the year strongly and is well positioned to grow organically in 2010, with the last of its integration work behind it. Our continued focus on innovation was highlighted with the launch of the first ski binding designed specifically for women under the Marker® brand, an updated line of Coleman® LED flashlights and the next generation of Penn® fishing reels. The highlight for Jarden Branded Consumables was the 125th anniversary celebration for the Ball® food preservation business, culminating in over 15% organic sales growth in 2009. During 2010, our United States Playing Card business will be celebrating the 125th anniversary of the Bicycle® brand. Housed in its brand new state-of-the-art manufacturing facility in Kentucky that was officially opened in July 2009, we are hopeful that Bicycle® will have an equally successful anniversary year.

As we enter a new decade, I believe it is noteworthy that Jarden has been among the best performing consumer stocks of the last decade, whether viewed over a one, five or ten-year period. In a period of economic crisis our stock rose 170 percent during 2009 and we have consistently outperformed the majority of our small- and mid-cap consumer products peer group and the S&P 500 based on earnings growth rather than multiple expansion. Our stock price performance over both the short- and long-term speaks volumes about not only the Company's operating strategy and execution, but of the investing public's recognition of our success.

We were delighted to complete the purchase of Mapa Spontex in April 2010, our first significant acquisition in more than two and a half years. The Paris-based business is a very Jardenesque company with a portfolio of over 15 prominent international brands led by its NUK® baby care products, Mapa® gloves and Spontex® sponges. We accomplished our stated goal of entering the baby care category as a market leader with the acquisition of the NUK®, Tigex®, and Lillo® global

5-Year Financial Highlights ($ in millions)


Net Sales
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
0
CAGR = 12.7%
$3,189
$3,846
$4,660
$5,383
$5,153
2005
2006
2007
2008
2009
Segment Earnings*
$700
$600
$500
$400
$300
$200
$100
0
CAGR = 19.4%
$298
$419
$502
$609
$606
2005
2006
2007
2008
2009

* Non-GAAP – For a reconciliation of Segment Earnings to GAAP Operating Earnings please see p. 18.

brands. The baby care market is a niche, fragmented category and we believe there are numerous product innovation and incremental tuck-in acquisition opportunities to further grow our presence in this sector. In addition, the home care portfolio of Mapa Spontex opens a new front in Jarden's "in and around the home" product offerings, through the market for household cleaning items. Of equal importance, at less than a 6 times EBITDA acquisition multiple, we believe we have deployed the Company's capital very efficiently with the potential for healthy cash on cash returns for Jarden.

The difficult global economic conditions, and our disciplined response to it, made 2009 a challenging year for our employees. I am profoundly grateful for their tenacity and determination during these turbulent times. Thanks to their efforts and dedication, Jarden has continued its positive momentum, staff reductions have been minimized and we believe our future has never been filled with more promise.

I look forward to reporting on our progress in 2010 as Jarden is on track to continue to deliver consistent, profitable growth.

Respectfully yours,

Martin E. Franklin
Chairman and Chief Executive Officer

Jarden **Outdoor Solutions** is a leading provider of innovative recreational and high-performance sporting and technical products designed to maximize the enjoyment of the outdoors.

Our market leading brands include Abu Garcia®, Berkley®, Campingaz®, Coleman®, ExOfficio®, Fenwick®, 5150®, Full Tilt®, Gait®, Gulp!®, Hodgman®, K2®, Madshus®, Marker®, Marmot®, Miken®, Mitchell®, Morrow®, Penn®, Pflueger®, Planet Earth®, Rawlings®, Ride®, Sevylor®, Shakespeare®, SpiderWire®, Stearns®, Stren®, Trilene®, Tubbs®, Ugly Stik®, Völkl®, Worth® and Zoot®, to name just a few. Several of our brands have been in continuous use for over 100 years and are synonymous with their categories, including Coleman®, Hodgman®, Madshus®, Pflueger®, Rawlings®, Shakespeare®, Tubbs® and Völkl®.

Marmot®

Participate in the outdoors with high-performance technical apparel and gear from Marmot. Our new outerwear is comfortable and functional, and provides protection from the elements by utilizing the latest technology in material and designs.

Coleman®

The Coleman brand is synonymous with outdoor fun and adventure. Our wide range of outdoor gear and consumer products include the new LED Mega Bright flashlight. We know a good flashlight is indispensable.


Coleman
LED
115 MEGA BRIGHT
ALUMINUM
LIFETIME BULB



K2®

K2 manufactures high-performance, four season equipment for the action sports and outdoor enthusiast. Our skis, in-line skates, and snowboards are recognized globally for leadership in innovation and quality.




MIKEN
MV
3
SUPERMAX

Miken®
Miken produces elite equipment for the elite player, including the latest technology in baseball and softball bats that push performance to the limits.


Shakespeare
LAKE/POND
CATCH MORE FISH.
STREN
Complete Fishing Kit
Powerbait
CATCH MORE FISH.

Berkley®
Shakespeare®
Stren®
Our brands are the biggest in the fishing industry. Our high quality products help beginners and master fishermen catch more fish.


RAWLINGS

Rawlings®
Authentic, Innovative, Performance-Based Sporting Goods Equipment. Rawlings' products enable players to perform their best while providing enhanced levels of safety. The S100 helmet, for example, is designed to provide increased protection from pitches up to 100 miles per hour.


MARKER
bio-LOGIC

Marker®
Völkl®
Rule the mountain with the latest innovation and technology, including the award-winning iPT eMotion binding from Marker and high-performance skis from Völkl, including the brand new women-specific Attiva Collection with BioLogic Technology.

FY 2009 Sales $2.3 billion

Jarden Consumer Solutions is a leading global provider of world-class products designed to simplify, improve and enhance the lives of consumers in and around the home. Our portfolio of brands is among the most recognized and trusted by consumers worldwide.

Our leading brands include Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Sunbeam® and VillaWare®.



Bionaire®

We offer an energy efficient solution to meet your cooling needs. Our fans are among the most innovative and reliable products in the market today. Choose from a variety of sizes, colors and styles to compliment any décor or need.

Our slim profile fans take up less space than other power fans, while still delivering the performance to provide fast relief from the hot weather.



FoodSaver®

Save your favorite foods and save your precious kitchen counter space with the new FoodSaver® *Vertical* Vacuum Sealing System. Save money and keep your foods fresh up to 5 times longer than traditional storage methods!

Sunbeam®

Giving you the freedom to step away from the ironing board, the Sunbeam® Convertible Iron + Steamer is the only full-sized iron that performs double duty as a high performance handheld steamer.


Sunbeam


CROCK-POT

Crock-Pot®

Home entertaining is made easy with the new Crock-Pot Duo® slow cooker. This latest generation slow cooker allows you to cook, warm and serve two separate dishes at once. The Crock-Pot Duo® is ideal for entertaining guests, allowing the hostess to get out of the kitchen and enjoy the party.

Margaritaville®

Margaritaville® Frozen Concoction Maker™ can get any party started with the touch of a button. Their unique Shave-N-Blend™ function creates restaurant quality drinks automatically and this Tahiti model has three separate blending jars to create multiple frozen drinks simultaneously. The best margaritas do come from Margaritaville®!







Mr. Coffee®

The Mr. Coffee® brand introduces Café Frappe, the first ever at-home appliance to automatically brew and blend coffeehouse-style frappes with the press of a button.

Oster®

The new Oster® Baby Nutricenter appliance makes feeding your baby more convenient and healthy. The product sterilizes and warms bottles for infants and also cooks and purees food in minutes for healthy homemade baby foods. Moms can now feel confident they can provide healthy, flavorful food for their baby.

Oster®

Oster® Animal Solutions offers expert grooming solutions for the family pet. Our products are safer, easier to use and more reliable solutions for taking care of your furry companions' grooming needs.


Oster
Paw
Oster
Home Grooming Kit
Oster
Oster
Oster
Oster

FY 2009 Sales $1.8 billion

Jarden Branded Consumables is a leading provider of primarily niche, branded consumer products used in and around the home.

Our leading brands include Ball®, Bee®, Bernardin®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Java-Log®, Kerr®, Lehigh®, Leslie-Locke®, Loew Cornell®, Pine Mountain® and Tundra®.



Bicycle®

Every time you open a fresh deck of Bicycle® you are holding 125 years of playing card expertise. We proudly craft each deck using custom paper and coatings so you can trust Bicycle® performance hand after hand.


ANNIVERSARY EDITION
BICYCLE
PLAYING
CARDS
125 YEARS
1885 — 2010

Ball®

Ball® Brand Fresh Preserving Products have been the leaders in food preserving since 1884. We are committed to continuing the tradition of reliability and functionality handed down through generations by providing quality products to help consumers preserve garden fresh produce.


PineMountain
3 HOUR FIRE
QWICKLITE
100% NATURAL FIRELOGS
BÛCHES 100 % NATURELLES

Pine Mountain®

Newly formulated logs that burn more efficiently and are greener than wood. With Pine Mountain® Firelogs, enjoy... More warmth. More time. More Life.™

Tundra®

Tundra® Fire Extinguishing Spray from First Alert is more effective than comparably sized traditional fire extinguishers. The easy to use aerosol-type can and spray nozzle design is intuitive to use, easy clean-up, and biodegradable.


First Alert

Diamond®

Make entertaining look easy. The Diamond® range of plastic cutlery offers everyday convenience and special occasion style.


diamond
Entertaining
24


First Alert
Tundra
EXTINGUISHES FIRES
STOP FIRES FAST!
GREASE
FABRIC / TRASH
ELECTRIC
14 FL OZ (414ml)

First Alert®

First Alert provides a variety of safes and cash boxes designed to bring further safety and convenience to your home.


First Alert

First Alert®

First Alert® battery operated smoke alarms are a fundamental component to any household safety plan. Convenient battery drawers open for easy battery replacement without removing alarm from the ceiling or wall.


diamond
Strike On Box Matches
EXTRA THICK FOR LONGER BURN TIME
greenlight
Sourced from responsible forests
300
LARGE KITCHEN MATCHES

Diamond®

Diamond® matches work no matter what, which is why we have been the #1 match brand for over 125 years.

FY 2009 Sales $0.8 billion

Through our **Community Service** programs, we take great pride in giving back to and supporting the communities in which we operate. These efforts occur both domestically and internationally and range from traditional volunteer and monetary contributions to unique programs designed to meet specific needs. Jarden encourages all our employees to be active participants in their local communities.

Shape Up the Nation

In 2009, Jarden tested a unique "Shape Up the Nation" wellness program. This program encourages healthier life style habits through regular exercise and healthy eating. In 2010, Jarden rolled out the program company wide.


SHAPEUP
NATION

Haiti Relief Program

The Coleman Emergency Response Team was activated immediately upon the news of the devastating earthquake in Haiti. Through cooperative efforts with governmental and private relief agencies, Coleman has delivered emergency products, including tents, flash lights and cots to those people who are in the greatest need.


Coleman

Westchester Triathlon

Jarden is the Official Sponsor of the Westchester Triathlon. Every year, over 1,000 athletes (including many Jarden employees) compete in the event. The event supports the local community and a number of qualified charities, including "The Wounded Warrior Project".



Jarden Westchester Triathlon

Leadville Trail 100

In 2009, CEO Martin E. Franklin and JOS Sr. VP of Sales, Scott Henrikson competed in the Leadville Trail 100 mile foot race to help raise funds for "CAMP MĀK-A-DREAM". CAMP MĀK-A-DREAM provides a cost-free outdoor ranch experience for children, adults and families affected by cancer.





JARDEN
October 20, 2009
Achievement Centers for Children and Families
$15,000.00
Fifteen Thousand
JCS Community Fund

CS Community Fund

he JCS Community Fund is entirely employee-funded and has aised over $2 million dollars since its inception in 2004. The Fund rovides monetary grants to qualified charitable organizations ocused on community development programs and has been amed Outstanding Philanthropic Organization in both Broward nd Palm Beach County, Florida.



Veterans' Programs

Through cooperative effort with the American Armed Forces, Jarden continues to help current and retired military service personnel and their families, by supporting a number of veterans' programs, including "Operation Careers for Veterans", a program providing job placement services to veterans and active reservists, and the Wounded Warrior Project, a program to assist wounded veterans on their return from combat. A team of Oster® professional stylists also provides free haircuts to military personnel throughout the country using Oster® clippers.

Charitable Donations in 2009 of $2.6 million

Recent Developments:

In April 2010, Jarden acquired Paris-based Mapa Spontex, a leading provider of baby care and home care products. The acquisition adds leading iconic brands such as NUK®, Mapa® and Spontex® to our Branded Consumables portfolio, and further expands our global presence.

Mapa Spontex has two primary business units: Baby Care and Home Care. The acquisition expands our global presence with approximately 85% of its sales coming from outside of the United States.


MAPA
ECONOMIC
10 Gants Fins
Vinyle
S

Mapa®
The hands down leader in protection technology. We are among the world's largest manufacturers of household and industrial use protective gloves.


Spontex
EXPERT
QUALITÉ PROFESSIONNELLE


Spontex
EXPERT
XXL
QUALITÉ PROFESSIONNELLE
1x


Spontex
Economic
NON-RAYANTES

Spontex®
Spontex manufactures and distributes a wide range of cleaning tools designed to make your cleaning tasks easier. Our leading line of Spontex® sponges and scouring pads are perfect for cleaning ovens, barbecues and heavily soiled pots and pans.

FY 2009 Revenue by Segment


Baby Care
46%
54%
Home Care

FY 2009 Revenue by Geography


United States
16%
Latin America
10%
Other
3%
71%
Europe

Tigex®

Tigex offers a comprehensive range of over 350 products designed to bring comfort and security to infants and parents. Among our products we offer a series of video and audio baby monitors so you can relax comfortably while your child drifts off to sleep.




NUK®
orthodontic

NUK®

Our soothers, breast and bottle-feeding products make feeding and caring for a baby safe, simple and enjoyable. NUK® pacifiers were developed by orthodontists to satisfy a newborn's natural need to suck while allowing for proper development of the mouth and jaw.


lillo
+8
Copo Antivazamento
Fun Grips
+ bico anatômico
+ antivazamento
+ 200ml

Lillo®

Lillo teats, bottles and soothers promote healthy and safe feeding and oral development products. Carefully designed, these high quality products help prevent colic while staying soft and supple for your baby's comfort and joy.



Jarden Today*


International
31%
69%
Domestic

Jarden Tomorrow**


International
38%
62%
Domestic
Outdoor Solutions
39%
Consumer Solutions
31%
4%
26%
Process Solutions
Branded Consumables

* Represents Jarden's fiscal year 2009 revenue by geography.

** Represents Jarden's 2009 revenue on a proforma basis to include the revenue of Mapa Spontex by geography and segment, respectively. Segment percentages exclude intercompany eliminations.




RECEIVED
SEC MAIL PROCESSING SECTION
APR 1 2 2010
WASH, D.C.
205

Selected Financial Data

Jarden Corporation Annual Report 2009

The following tables set forth the Company's selected financial data as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005. The selected financial data set forth below has been derived from the audited consolidated financial statements and related notes thereto where applicable for the respective fiscal years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the consolidated financial statements and notes thereto. These historical results are not necessarily indicative of the results to be expected in the future. Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications had no impact on previously reported net income.

	As of and for the Years Ended December 31,				
(In millions, except per share data)	2009 *(c)*	2008 *(c)*	2007 *(b)(c)*	2006 *(c)*	2005 *(b)(c)*
STATEMENTS OF INCOME (LOSS) DATA					
Net sales	$ 5,152.6	$ 5,383.3	$4,660.1	$ 3,846.3	$ 3,189.1
Operating earnings *(a)*	386.9	146.1	232.0	300.6	186.0
Interest expense, net	147.5	178.7	149.7	112.6	84.2
Loss on early extinguishment of debt	—	—	15.7	—	6.1
Income tax provision	110.7	26.3	38.5	82.0	35.0
Net income (loss) *(a)*	128.7	(58.9)	28.1	106.0	60.7
Paid in-kind dividends on Series B and C preferred stock	—	—	—	—	(9.7)
Charge from beneficial conversion of Series B and Series C preferred stock	—	—	—	—	(38.9)
Income (loss) available to common stockholders *(a)*	$ 128.7	$ (58.9)	$ 28.1	$ 106.0	$ 12.1
Basic earnings (loss) per share *(a)*	$ 1.53	$ (0.78)	$ 0.39	$ 1.62	$ 0.23
Diluted earnings (loss) per share *(a)*	$ 1.52	$ (0.78)	$ 0.38	$ 1.59	$ 0.22
OTHER FINANCIAL DATA					
Segment earnings *(a)(d)*	$ 605.7	$ 609.4	$ 501.5	$ 419.0	$ 297.6
Cash flows from operations	641.1	249.9	304.8	236.0	240.9
Depreciation and amortization	130.3	120.3	96.4	66.4	57.6
Capital expenditures	107.4	102.2	81.2	68.8	58.5
Cash dividends declared per common share *(e)*	0.15	—	—	—	—
BALANCE SHEET DATA					
Cash and cash equivalents	$ 827.4	$ 392.8	$ 220.5	$ 202.6	$ 237.1
Working capital *(f)*	1,503.5	1,374.7	1,269.8	839.6	749.9
Total assets	6,023.6	5,727.0	5,868.1	3,882.6	3,524.6
Total debt	2,666.2	2,868.3	2,747.3	1,441.0	1,541.4
Total stockholders' equity	1,766.8	1,384.2	1,538.6	1,257.4	1,003.8

(a) Includes the following significant items affecting comparability:

- *2009 includes: $22.9 million charge related to the impairment of goodwill and intangibles (see Note 6 to the consolidated financial statements); and $52.3 million of reorganization and acquisition-related integration cost (see item (c) below).*
- *2008 includes: $283 million charge related to the impairment of goodwill and intangibles (see Note 6 to the consolidated financial statements); and $59.8 million of reorganization and acquisition-related integration cost (see item (c) below).*
- *2007 includes: purchase accounting adjustments for $119 million of the elimination of manufacturer's profit in inventory charged to cost of sales, which is the purchase accounting fair value adjustment to inventory associated with acquisitions and $49.6 million of reorganization and acquisition-related integration cost (see item (c) below).*
- *2006 includes: purchase accounting adjustments for $10.4 million of the elimination of manufacturer's profit in inventory charged to cost of sales, which is the purchase accounting fair value adjustment to inventory associated with acquisitions and $36.8 million of reorganization and acquisition-related integration cost (see item (c) below).*

- *2005 includes: purchase accounting adjustments for $22.4 million of the elimination of manufacturer's profit in inventory charged to cost of sales, which is the purchase accounting fair value adjustment to inventory associated with acquisitions, $2.5 million of write offs of inventory related to reorganization and acquisition-related integration initiatives and $29.1 million of reorganization and acquisition-related integration cost (see item (c) below).*

(b) *The results of American Household, Inc., The Holmes Group, Inc., Pure Fishing, Inc. and K2 Inc. are included from their dates of acquisition January 24, 2005, July 18, 2005, April 6, 2007 and August 8, 2007, respectively.*

(c) *Reorganization and acquisition-related integration cost include costs associated with exit or disposal activities, including costs of employee and lease terminations and facility closing or other exit activities. Additionally, these costs include expenses directly related to integrating and reorganizing acquired businesses and include items such as employee retention, recruiting costs, certain moving costs, certain duplicative costs during integration and asset impairments.*

(d) *Segment Earnings represents earnings before interest, taxes and depreciation and amortization, excluding reorganization and acquisition-related integration costs, impairment of goodwill and intangible assets, the elimination of manufacturer's profit in inventory, fair value inventory adjustments, and loss on early extinguishment of debt. This non-GAAP financial measure is presented in this Annual Report on because it is a basis upon which the Company's management has assessed its financial performance in the years presented. Additionally, the Company uses non-GAAP financial measures because the Company's credit agreement provides for certain adjustments in calculations used for determining whether the Company is in compliance with certain credit agreement covenants, including, but not limited to, adjustments relating to non-cash purchase accounting adjustments, certain reorganization and acquisition-related integration costs, impairment of goodwill and intangible assets, non-cash stock-based compensation costs and loss on early extinguishment of debt. Segment Earnings should not be considered a primary measure of the Company's performance and should be reviewed in conjunction with, and not as substitute for, financial measurements prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") that are presented in this Annual Report A reconciliation of the calculation of Segment Earnings is presented below:*

Reconciliation of non-GAAP Measure:

	For the Years Ended December 31,				
(In millions)	2009	2008	2007	2006	2005
Net income (loss)	$ 128.7	$ (58.9)	$ 28.1	$ 106.0	$ 60.7
Income tax provision	110.7	26.3	38.5	82.0	35.0
Interest expense, net	147.5	178.7	149.7	112.6	84.2
Loss on early extinguishment of debt	—	—	15.7	—	6.1
Operating earnings	386.9	146.1	232.0	300.6	186.0
Adjustments to reconcile to Segment Earnings:					
Depreciation and amortization	130.3	120.3	96.4	66.4	57.6
Fair value adjustment to inventory	—	—	118.9	10.4	22.4
Reorganization costs *(1)*	48.5	59.8	49.6	36.8	29.1
Impairment of goodwill and intangibles	22.9	283.2	—	—	—
Other integration-related costs	—	—	4.6	4.5	—
Other adjustments *(3)*	17.1	—	—	0.3	2.5
Segment Earnings *(1)(2)*	$ 605.7	$ 609.4	$ 501.5	$ 419.0	$ 297.6

(1) *For 2009, Segment Earnings includes reorganization costs of $3.8 million related to the Consumer Solutions segment.*

(2) *During 2008, the Company modified the composition of Segment Earnings to include stock-based compensation. All prior periods have been restated to conform to the current presentation.*

(3) *Represents executive stock compensation resulting from a strategic review of executive long-term incentive compensation.*

(e) *In September 2009, the Company announced that the Board had decided to initiate a quarterly cash dividend of $0.075 per share of the Company's common stock starting in the third quarter of 2009.*

(f) *Working capital is defined as current assets (including cash) less current liabilities. For 2009, 2008, 2007, 2006 and 2005, working capital excluding cash was $676 million, $986 million, $1.0 billion, $637 million and $513 million, respectively.*

Management's Discussion and Analysis

Jarden Corporation Annual Report 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of Jarden's financial condition and results of operations should be read together with our consolidated financial statements and notes to those statements included in this Annual Report. Unless otherwise indicated, references in the following discussion to 2009, 2008 and 2007 are to Jarden's calendar years ended December 31, 2009, 2008 and 2007, respectively.

Overview

Jarden Corporation and its subsidiaries (hereinafter referred to as the "Company" or "Jarden") is a leading provider of a broad range of consumer products. The Company reports four business segments: Outdoor Solutions, Consumer Solutions, Branded Consumables and Process Solutions. The Company's sales are principally within the United States. The Company's international operations are mainly based in Asia, Canada, Europe and Latin America.

The Outdoor Solutions segment manufactures or sources, markets and distributes global consumer active lifestyle products for outdoor and outdoor-related activities. For general outdoor activities, Coleman® is a leading brand for active lifestyle products, offering an array of products that include camping and outdoor equipment such as air beds, camping stoves, coolers, foldable furniture, gas and charcoal grills, lanterns and flashlights, propane fuel, sleeping bags, tents and water recreation products such as boats, kayaks and tow-behinds. The Outdoor Solutions segment also sells fishing equipment under brand names such as Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®. Team sports equipment for baseball, softball, football, basketball, field hockey and lacrosse products are sold under brand names such as deBeer®, Gait®, Miken®, Rawlings® and Worth®. Alpine and nordic skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas™, Full Tilt®, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. Water sports equipment, personal flotation devices and all-terrain vehicle gear are sold under brand names such as Helium®, Hodgman®, Mad Dog Gear®, Sevylor®, Sospenders® and Stearns®. The Company also sells high performance technical and outdoor apparel and equipment under brand names such as Ex Officio®, Marmot®, Planet Earth® and Zoot®.

The Consumer Solutions segment manufactures or sources, markets, and distributes a diverse line of household products, including kitchen appliances and personal care and wellness products for home use. This segment maintains a strong portfolio of globally recognized brands including Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and Villaware®. The principal products in this segment include clippers and trimmers for professional use in the beauty and barber and animal categories; electric blankets, mattress pads and throws; household kitchen appliances, such as blenders, coffeemakers, irons, mixers, slow cookers, toasters, toaster ovens and vacuum packaging machines; personal care and wellness products, such as air purifiers, fans, heaters and humidifiers, for home use; products for the hospitality industry; and scales for consumer use.

The Branded Consumables segment manufactures or sources, markets and distributes a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples, including arts and crafts paint brushes, children's card games, clothespins, collectible tins, cord, rope and twine, fencing, fire extinguishing products, firelogs and firestarters, home canning jars and accessories, kitchen matches, other craft items, plastic cutlery, playing cards and accessories, safes, security cameras, security doors, smoke and carbon monoxide alarms, storage organizers and workshop accessories, toothpicks, window guards and other accessories. This segment markets our products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Java-Log®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell®, Pine Mountain® and Wellington® brand names, among others. The Company distributes these products through club, drug, e-commerce, grocery, hardware, home center, mass merchant and specialty retail customers and deliver these products to thousands of "ship to" locations.

The Process Solutions segment manufactures, markets and distributes a wide variety of plastic products including closures, contact lens packaging, medical disposables, plastic cutlery and rigid packaging. Many of these products are consumable in nature or represent components of consumer products. Our materials business produces specialty nylon polymers, conductive fibers and monofilament used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications. This segment is also the largest North American producer of niche products fabricated from solid zinc strip and are the sole source supplier of copper plated zinc penny blanks to the United States Mint and a major supplier to the Royal Canadian Mint, as well as a supplier of brass, bronze and nickel plated finishes on steel and zinc for coinage to other international markets. In addition, the Company manufactures a line of industrial zinc products marketed globally for use in the architectural, automotive, construction, electrical component and plumbing markets.

Market Overview

The Company operates primarily in the consumer products markets, which are generally affected by overall economic conditions. The Company's results and activities for 2009 have been affected by the following macroeconomic factors:

- Global economic weakness, a global recessionary economy and the corresponding decline in consumer confidence and demand has negatively affected sales both domestically and internationally; and
- Less volatile commodities markets have resulted in lower input costs relative to last year, with commensurate pressure from customers to lower pricing.

Summary of Significant 2009 Activities

- In April 2009, the Company completed an equity offering of 12 million newly-issued shares of common stock at $17.50 per share resulting in net proceeds of approximately $203 million.
- In April 2009, the Company completed a registered public offering for $300 million aggregate principal amount of 8% senior unsecured notes due May 2016.
- In August 2009, the Company completed an extension of the revolving credit portion of the Company's senior credit facility, which was allowed for under an April 2009 amendment that extended the maturity date of the revolving facility in an aggregate amount of $100 million to January 2012.
- In August 2009, the Company entered into an amendment to the Company's senior credit facility. The amendment extended the maturity date of $600 million principal amount of existing term loans from January 2012 to January 2015.
- The Company managed working capital to improve operating cash flows, with a particular focus on bringing inventory levels into line with lower sales.
- As a result of the macroeconomic conditions, the Company initiated cost containment efforts, with particular focus on discretionary spending. These initiatives have resulted in an overall reduction in selling, general and administrative expenses ("SG&A").
- In September 2009, the Company announced that the Board had decided to initiate a quarterly cash dividend of $0.075 per share of the Company's common stock starting in the fourth quarter of 2009.

Acquisitions and Pending Acquisition

The Company has not completed a significant acquisition in over two years. To the extent the Company pursues future acquisitions, the Company intends to focus on businesses with product offerings that provide geographic or product diversification, or expansion into related categories that can be marketed through the Company's existing distribution channels or provide us with new distribution channels for our existing products, thereby increasing marketing and distribution efficiencies. Furthermore, the Company expects that acquisition candidates would demonstrate a combination of attractive margins, strong cash flow characteristics, category leading positions and products that generate recurring revenue. The Company anticipates that the fragmented nature of the consumer products market will continue to provide opportunities for growth through strategic acquisitions of complementary businesses. However, there can be no assurance that the Company will complete an acquisition(s) in any given year or that any such acquisition(s) will be significant or successful. The Company only pursues a candidate when it is deemed to be fiscally prudent and that meets the Company's acquisition criteria. The Company anticipates that any future acquisitions would be financed through any combination of cash on hand, operating cash flow, availability under our existing credit facilities and new capital market offerings.

Pending Acquisition

On December 16, 2009, we entered into a letter agreement (the "Offer Letter") with Total S.A. ("Total"), pursuant to which we made an irrevocable and binding offer to enter into a Share Purchase Agreement (the "SPA") with Total for the purchase of Total's Mapa Spontex Baby Care and Home Care businesses ("Mapa Spontex"), through the acquisition of certain of Total's subsidiaries (the "Acquired Companies") for a Euro purchase price of €335 million (approximately $500 million) in cash, less any indebtedness assumed, subject to certain adjustments (the "Acquisition"). Mapa Spontex is a global manufacturer and distributor of primarily baby care and home care products with leading market positions in Europe, Brazil and Argentina in the core categories it serves. Its baby care portfolio includes teats, soothers, feeding bottles and other infant accessories sold primarily under the NUK®, Tigex®, Lillo®, Fiona® and First Essentials® brands. Its home care portfolio includes sponges, rubber gloves and related cleaning products for retail, professional and industrial uses sold primarily under the Mapa® and Spontex® brands; and health care products, including condoms sold under the Billy Boy brand. Our obligation to enter into the SPA is subject to Total's acceptance of our offer. Under French law, Total is not permitted to accept our offer or to enter into the binding SPA to sell the Acquired Companies until mandatory information and consultation procedures have been completed with certain workers' representative bodies. The Acquisition is expected to expand the Company's product offerings and distribution channels into new, attractive categories and further diversify our revenue streams and increase the Company's international presence. The Acquisition is consistent with the Company's strategy of purchasing leading, niche consumer-oriented brands with attractive cash flows and strong management. The Mapa Spontex business is expected to be included in the Company's Branded Consumables segment from the acquisition date. The transaction is expected to close early in the second quarter of 2010, subject to receipt of regulatory approvals, completion of required employee consultation procedures and other customary closing conditions. No assurances can be given that the Acquisition will be consummated or, if such Acquisition is consummated, as to the final terms of such Acquisition.

2009 Activity

During the 2009, the Company completed three tuck-in acquisitions that by nature are complementary to the Company's core businesses and from an accounting standpoint were not significant. The tuck-in acquisitions did not have a material impact on the period over period comparisons discussed below, nor are they expected to have a material impact on future period comparisons. The Company did not complete any acquisitions during 2008.

2007 Activity

On April 6, 2007, the Company acquired Pure Fishing, Inc. ("Pure Fishing"), a leading global provider of fishing tackle marketed under well-known fishing brands including Abu-Garcia®, Berkley®, Gulp!®, Mitchell®, Stren® and Trilene®. The consideration consisted of $300 million in cash, a $100 million five year subordinated note with a 2% coupon and a warrant exercisable into approximately 2.2 million shares of the Company's common stock with an initial exercise price of $45.32 per share (subject to adjustment as provided therein). In addition to the upfront purchase price, the Company has paid $25 million and accrued $25 million of contingent purchase price payments that are based on the future financial performance of the acquired business. The accrued contingent purchase price payment is expected to be paid in 2010. The Company's results of operations for 2007 include the results of Pure Fishing from April 6, 2007.

On August 8, 2007, the Company acquired all the outstanding shares of K2 Inc. ("K2"), a leading provider of branded consumer products in the global sports equipment market in exchange for consideration of $10.85 in cash per share of K2 common stock and 0.1118 of a share of the Company's common stock for each share of K2 common stock issued and outstanding. The total value of the transaction, including debt assumed, was approximately $1.2 billion. The aggregate consideration to the K2 shareholders was approximately $701 million and was comprised of a cash payment of approximately $517 million and the issuance of approximately 5.3 million common shares of the Company with a fair value of approximately $184 million. In connection with the K2 acquisition the Company repaid certain of K2's debt, including accrued interest and make-whole premiums for approximately $341 million. The Company's results of operations for 2007 include the results of K2 from August 8, 2007.

The differences in the consolidated results of operations for 2008 versus 2007 are primarily due to the K2 and Pure Fishing acquisitions.

Consolidated Results of Operations

	Years Ended December 31,		
(In millions)	2009	2008	2007
Net sales	$ 5,152.6	$ 5,383.3	$ 4,660.1
Cost of sales	3,726.6	3,880.5	3,517.4
Gross profit	1,426.0	1,502.8	1,142.7
Selling, general and administrative expenses	963.9	1,013.7	861.1
Reorganization and acquisition-related integration costs, net	52.3	59.8	49.6
Impairment of goodwill and intangibles	22.9	283.2	—
Operating earnings	386.9	146.1	232.0
Interest expense, net	147.5	178.7	149.7
Loss on early extinguishment of debt	—	—	15.7
Income (loss) before taxes	239.4	(32.6)	66.6
Income tax provision	110.7	26.3	38.5
Net income (loss)	$ 128.7	$ (58.9)	$ 28.1

Results of Operations—Comparing 2009 to 2008

	Net Sales		Operating Earnings (Loss)	
	Years Ended December 31,			
(In millions)	2009	2008	2009	2008
Outdoor Solutions	$ 2,311.8	$ 2,481.0	$ 161.6	$ 172.3
Consumer Solutions	1,835.9	1,812.9	260.4	150.5
Branded Consumables	792.1	804.9	60.0	(108.0)
Process Solutions	262.6	348.6	18.7	21.2
Corporate	—	—	(113.8)	(89.9)
Intercompany eliminations	(49.8)	(64.1)	—	—
	$ 5,152.6	$ 5,383.3	$ 386.9	$ 146.1

Net sales for 2009 decreased $231 million, or 4.3%, to $5.2 billion versus the same prior year period. The overall decrease in net sales was primarily due to unfavorable foreign currency translation (approximately $89.7 million), a 24.7% ($86.0 million) decline in sales in the Process Solutions segment, due primarily to a decline in the pass-through pricing of commodities and lower coinage and OEM sales, which is typical in a recessionary environment and declines in domestic and international sales resulting from overall macroeconomic weakness.

Net sales in the Outdoor Solutions segment decreased $169 million or 6.8%, primarily as the result of unfavorable foreign currency translation (approximately $48 million) and declines in domestic and international sales resulting from overall economic weakness. Net sales in the Consumer Solutions segment increased $23.0 million or 1.3%, which was primarily due increased demand in the small appliance and certain personal care and wellness categories, which was primarily due to gains in category space at certain major retailers, certain marketing efforts and new product introduction, partially offset by unfavorable foreign currency translation (approximately $29 million) and decreased demand internationally, primarily in Latin America, resulting from overall economic weakness. Net sales in the Branded Consumables segment decreased $12.8 million or 1.6%, which was mainly due to unfavorable foreign currency translation (approximately $9 million), continued weakness at retail, primarily at domestic home improvement retailers resulting from overall economic weakness, partially offset by improved sales of Ball® and Kerr® fresh preserving products, which has been driven in part, by the consumer trend of looking to save money, combined with the Company's marketing efforts celebrating the 125th anniversary of the Ball® jar.

Cost of sales for 2009 decreased $154 million to $3.7 billion versus the same prior year period. Cost of sales as a percentage of net sales for 2009 and 2008 was 72.3% and 72.1%, respectively. The impact due to the sell through, primarily during the first quarter of 2009, of higher cost inventory which was built in 2008 during the unprecedented rise in commodity prices was offset by lower commodity prices in 2009, maintaining inventory at levels consistent with our working capital goals and the realization of cost reductions from prior integration and ongoing continuous improvement programs.

SG&A for 2009 decreased $49.8 million, or 4.9%, to $964 million versus the same prior year period. The improvement was primarily due to the aforementioned cost containment efforts (see Summary of Significant 2009 Activities) initiated by the Company as a result of the current macroeconomic conditions, partially offset by an incremental increase stock-based compensation for 2009 ($20.7) versus 2008. SG&A as a percentage of net sales for 2009 and 2008 was 18.7% and 18.8%, respectively.

Operating earnings for 2009 in the Outdoor Solutions segment decreased $10.7 million or 6.2%, versus the same prior year period primarily as the result of the gross margin impact of lower sales and a $15.9 million increase in reorganization and acquisition-related integration costs, net (collectively, "reorganization costs"), partially offset by a decrease in SG&A ($53.5 million) and a decrease in impairment charges for goodwill and intangible assets ($29.4 million). Operating earnings for 2009 in the Consumer Solutions segment increased $109.9 million or 73.0%, versus the same prior year period primarily as the result of a decrease in impairment charges for goodwill and intangible assets ($76.3 million), lower SG&A ($22.4 million) and improved gross margins, partially offset by increased reorganization costs ($3.7 million). Operating earnings for 2009 in the Branded Consumables segment increased $168 million or 155.5%, versus the same prior year period primarily as the result of a decrease in impairment charges for goodwill and intangible assets ($155 million) and a decrease in reorganization costs ($10.7 million). Operating earnings in the Process Solutions segment for 2009 decreased $2.5 million or 11.8%, versus the same prior year period primarily as the result of the gross margin impact of lower sales, partially offset by a decrease of SG&A ($2.9 million) and reorganization costs ($8.9 million).

Reorganization costs for 2009 decreased by $7.5 million to $52.3 million versus the same prior year period. The majority of these charges ($48.5 million) relate to plans to rationalize the overall cost structure of the Outdoor Solutions segment. These plans consist of restructuring the Company's domestic and European paintball operations, realigning distribution and warehouse facilities both domestically and in Europe, rationalizing manufacturing operations in the Far East and integrating various 2009 tuck-in acquisitions. The Company also recorded reorganization costs ($3.8 million) during 2009 within the Consumer Solutions segment for headcount reductions related to cost reduction initiatives.

In the fourth quarter of 2009, the Company's impairment test resulted in a non-cash charge of $12.8 million to reflect impairment of goodwill in the Company's Branded Consumables segment. The impairment charge was recorded within the Arts and Crafts business unit. The impairment was due to a decrease in the fair value of forecasted cash flows, reflecting the deterioration of revenues and margins in the business.

The Company's impairment test in 2009 resulted in a non-cash charge of $10.1 million to reflect impairment of intangible assets related to certain of the Company's tradenames. The impairment charge was allocated to the Company's reporting segments as follows:

(In millions)	Year Ended December 31, 2009
Impairment of intangibles:	
Outdoor Solutions	$ 0.8
Branded Consumables	9.3
	$ 10.1

In the Outdoor Solutions segment, the impairment charge recorded relates primarily to certain tradenames within this segment's snow sports business, primarily a result of the abandonment of a minor tradename. In the Branded Consumables segment the impairment charge recorded relates to certain tradenames associated with this segment's Firelog and Safety and Security businesses. The impairment within the Branded Consumables segment was due to a decrease in the fair value of forecasted cash flows, resulting from the deterioration of revenues and margins related to these tradenames.

Net interest expense for 2009 decreased by $31.2 million to $148 million versus the same prior year period, primarily due to a decrease in the weighted average interest rate for 2009 to 5.4% from 6.4% in 2008. The decrease in the weighted average interest rate was due to a decline in short-term variable interest rates (LIBOR) combined with the maturity of $725 million notional amount of fixed rate interest rate swaps during 2009.

The Company's reported tax rate for 2009 and 2008 was 46.2% and (80.7%), respectively. The difference from the statutory tax rate to the reported tax rate for 2009 results principally from the U.S. tax expense of $25.7 million recognized on the undistributed foreign income, and $18.5 million recognized on the distributed foreign income, less a $12.9 million benefit attributable to local Venezuela inflationary adjustments and tax-exempt earnings. The difference from the statutory tax rate to the reported tax rate for 2008 results principally from the tax charge related to the impairment of goodwill ($33.4 million) and from U.S. tax expense ($14.0 million) recognized on undistributed foreign income.

Net income for 2009 increased $188 million to $129 million versus the same prior year period. For 2009 and 2008 diluted earnings (loss) per share were $1.52 and ($0.78), respectively. The increase in net income (loss) was primarily due to the incremental decrease in 2009 of the charge recorded for the impairment of goodwill and intangibles ($260 million), the aforementioned decreases in SG&A and interest expense, partially offset the increase in the diluted weighed average shares outstanding in 2009 resulting from the issuance of 12.0 million shares of common stock from the Company's equity offering in April 2009.

Results of Operations—Comparing 2008 to 2007

	Net Sales	
	Years Ended December 31,	
(In millions)	2008	2007
Outdoor Solutions	$ 2,481.0	$ 1,698.6
Consumer Solutions	1,812.9	1,869.2
Branded Consumables	804.9	806.2
Process Solutions	348.6	353.6
Intercompany eliminations	(64.1)	(67.5)
	$ 5,383.3	$ 4,660.1

Net sales in 2008 increased $723 million, or 16%, to $5.4 billion versus 2007. The overall increase in net sales was due to the acquisitions of K2 and Pure Fishing, which are in the process of being integrated primarily into the Outdoor Solutions segment. Net sales in the Outdoor Solutions segment increased $782 million, driven by the inclusion of the acquired K2 and Pure Fishing businesses. Net sales in the legacy Coleman business increased slightly primarily due to an expanded lighting program, the launch of new tailgating related products, hurricane related volumes, favorable foreign currency translation and price increases, offset by declines in domestic and international sales resulting from overall economic weakness. Net sales in the Consumer Solutions segment declined $56.3 million or 3.0%, primarily due to weakness in domestic sales in most product categories, primarily as a result of overall economic weakness at retail, partially offset by increased demand and improved pricing internationally (primarily Latin America). Net sales in the Branded Consumables segment were essentially flat on a year-over-year basis, primarily due to improved sales of Ball® and Kerr® fresh preserving products, offset by overall weakness at retail, primarily at domestic home improvement retailers. The Process Solutions segment declined 1.4% on a year-over-year basis, primarily due to a reduction in the pass through pricing of zinc, primarily due to a 41% decline in the average price of zinc during 2008 versus 2007, partially offset by the inclusion of the K2 monofilament business.

Cost of sales increased $363 million to $3.9 billion for 2008 versus the same period in the prior year, primarily due to the acquisitions of K2 and Pure Fishing, partially offset by the inclusion of a $119 million adjustment in 2007 related to the purchase accounting entry for the elimination of manufacturer's profit in inventory related to the K2 and Pure Fishing acquisitions. The fair value of the inventory acquired was valued at the sales price of the finished inventory, less costs to complete and a reasonable profit allowance for selling effort. Cost of sales as a percentage of net sales for 2008 and 2007 was 72.1% and 75.5%, respectively (72.9% for 2007 excluding the charge for the elimination of manufacturer's profit in inventory). The improvement is primarily due to the elimination of the manufacturer's profit in inventory in 2007, higher margins from acquired businesses, price increases and benefits from prior continuous improvement and integration programs, partially offset by rising commodity and transportation costs.

SG&A increased $153 million to $1.0 billion for 2008 versus the same period in the prior year. The increase was primarily due to the acquisitions of K2 and Pure Fishing, partially offset by an incremental decrease in stock-based compensation expense in 2008 and an incremental decrease in pension and postretirement expense in 2008, primarily the result of the curtailment and settlement of certain of the plans.

Reorganization and acquisition-related integration costs, net, increased $10.2 million to $59.8 million in 2008 versus the same period in the prior year. The majority of these charges relate to ongoing integration-related activities in the Outdoor Solutions segment principally as a result of the K2 and Pure Fishing acquisitions. During 2008, the Company also recorded reorganization and acquisition-related integration costs within the Branded Consumables and Process Solutions segments that primarily relate to the consolidation of manufacturing facilities and headcount reductions. Additionally, for 2008, the Company recorded reorganization and acquisition-related integration costs that are primarily due to severance and the integration of certain corporate functions related to the K2 acquisition. The 2007 reorganization and acquisition-related integration costs related primarily to the Consumer Solutions segment; there were no such costs in 2008 as this reorganization has been completed.

In the fourth quarter of 2008, the Company's annual impairment test resulted in a non-cash charge of $283 million to reflect impairment of goodwill and intangible assets. Of this charge, $172 million related to the impairment of goodwill in the Company's Branded Consumables and Outdoor Solutions segments. In the Branded Consumables segment the impairment charge was recorded within the Firelog, Lehigh and United States Playing Cards reporting units. In the Outdoor Solutions segment the impairment charge was recorded within the Apparel and Footwear reporting unit. The impairment for these reporting units was due to a decrease in the fair value of forecasted cash flows, reflecting the continued deterioration of macroeconomic conditions, which accelerated and became apparent during the fourth quarter of 2008 (hereafter referred to as "continued deterioration of macroeconomic conditions").

The Company's annual impairment test resulted in a non-cash charge of $111 million to reflect the impairment of intangible assets related to certain of the Company's tradenames. The impairment charge was allocated to the Company's reporting segments as follows:

(In millions)	Year Ended December 31, 2008
Impairment of intangibles:	
Outdoor Solutions	$ 11.7
Consumer Solutions	76.3
Branded Consumables	22.9
	$ 110.9

In the Outdoor Solutions segment, the impairment charge recorded relates primarily to certain tradenames within this segment's snow sports and paintball businesses. The impairment within the Outdoor Solutions segment was due to an overall decline in the paintball market, as well as a decrease in the fair value of forecasted cash flows, resulting from the impact that the continued deterioration of macroeconomic conditions has on such cash flows. In the Consumer Solutions segment, the impairment charge recorded relates to certain tradenames within this segment's small kitchen and household appliance businesses. The impairment within the Consumer Solutions segment is primarily due to: the Company's decision to strategically realign certain brand names; increased competition in certain markets; and the impact of continued deterioration of macroeconomic conditions. In the Branded Consumables segment, the impairment charge recorded relates to certain tradenames associated with this segment's Firelog, Lehigh and United States Playing Cards businesses. The impairment within the Branded Consumables segment was due to a decrease in the fair value of forecasted cash flows, resulting from the impact that the continued deterioration of macroeconomic conditions has on such cash flows.

Net interest expense increased by $29.0 million for 2008 versus 2007. This increase was principally due to higher levels of outstanding debt versus the prior year as a result of the acquisitions of K2 and Pure Fishing. The weighted average interest rate for 2008 decreased to 6.4% from 7.0% in 2007.

The Company's effective tax rate for the years ended December 31, 2008 and 2007 was (80.7%) and 57.7%, respectively. The difference from the statutory tax rate to the effective rate for 2008 results principally from the tax charge related to the impairment of goodwill ($33.4 million) and from U.S. tax expense ($8.0 million) recognized on undistributed foreign income. The 2007 increase from the statutory tax rate to the reported rate results principally from the settlement of 2003 and 2004 Internal Revenue Service audits ($4.7 million), the tax effect of non-deductible compensation expense ($4.4 million), and the tax effect of foreign earnings that will not be permanently reinvested. The Company believes that its long-term tax rate will be approximately 36.0%.

Net income (loss) in 2008 decreased $87.0 million to a net loss of $58.9 million, versus 2007. For the 2008 and 2007 diluted earnings (loss) per share were ($0.78) and $0.38, respectively. The decrease in net income (loss) was primarily due to the charge recorded in 2008 for the impairment of goodwill and intangibles of $283 million, offset by incremental earnings resulting from volume increases and margin expansion due to acquisitions and the charge recorded during 2007 related to the purchase accounting adjustment for the elimination of manufacturer's profit in inventory related to the K2 and Pure Fishing acquisitions ($119 million).

Venezuela Operations

Effective January 1, 2010, the Company's subsidiaries operating in Venezuela will be considered under GAAP to be operating in a highly inflationary economy based on the use of the blended National Consumer Price Index (a blend of the National Consumer Price Index subsequent to January 1, 2008 and the Consumer Price Index for Caracas and Maracaibo prior to January 1, 2008) in Venezuela, as the Venezuela economy exceeded the three year cumulative inflation rate of 100%. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be remeasured into the Company's reporting currency (U.S. dollar) and future exchange gains and losses from the remeasurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in equity, until such time as the economy is no longer considered highly inflationary. The financial statements of the Company's subsidiaries operating in Venezuela will be remeasured as if their functional currency is the U.S. dollar. As such, gains and losses resulting from the remeasurement of monetary assets and liabilities will be reflected in current earnings.

On January 8, 2010, the Venezuelan government announced its intention to devalue its currency (Bolivar) relative to the U.S. dollar. The official exchange rate for imported goods classified as essential, such as food and medicine, changed from 2.15 to 2.60, while payments for other non-essential goods moved to an official exchange rate of 4.30. As a result of the change in the official exchange rate to 4.30, we anticipate we will record a one-time, pre-tax loss of approximately $22 million in the first quarter of 2010, primarily reflecting the write-down of monetary assets and deferred tax benefits. The 2010 financial statements of our subsidiaries in Venezuela will be remeasured at and will be reflected in the Company's consolidated financial statements at the official exchange rate of 4.30, which is the Company's expected settlement rate. The higher official exchange rate will negatively impact the ongoing revenue and operating profit for our Venezuela operations. Translating the results of operations for the Venezuela subsidiaries in 2009 using the 4.30 official exchange rate versus the actual official exchange rate in effect during 2009 of 2.15, would have reduced the Company's 2009 consolidated net sales by approximately 1.5%.

In order to partially mitigate unfavorable movements in the parallel exchange rate, which was 5.95 at December 31, 2009 and is the currency exchange rate negotiated with local financial intermediaries, and a potential devaluation, during the fourth quarter of 2009, the Company converted Bolivars into U.S. dollars totaling $32.0 million. Prior to this conversion, the Bolivars were converted at the more favorable official exchange rate of 2.15. At December 31, 2009, the Company's subsidiaries in Venezuela have approximately $32 million in cash denominated in U.S. dollars and cash of approximately $25 million held in Bolivars converted at the official exchange rate of 2.15.

The transfers of funds out of Venezuela are subject to restrictions, whereby payments for certain imported goods and services being required to be transacted by exchanging Bolivars for U.S. dollars through securities transactions in the more unfavorable parallel market rather than at the more favorable official exchange rate. If in the future the Company's Venezuelan subsidiaries are required to convert the Bolivar cash balances into U.S. dollars using the more unfavorable parallel exchange rate, it could result in currency exchange losses that may be material to the Company's results of operations.

Financial Condition, Liquidity and Capital Resources

LIQUIDITY

The Company believes that its cash and cash equivalents, cash generated from operations and the availability under its senior credit facility and the credit facilities of certain foreign subsidiaries as of December 31, 2009, provide sufficient liquidity to support working capital requirements, planned capital expenditures, completion of current and future reorganization and acquisition-related integration programs, pension plan contribution requirements and debt obligations for the foreseeable future.

During the third quarter of 2009, the Company extended the maturity dates of the following debt instruments:

- In August 2009, the Company completed an extension of the revolving credit portion (the "Revolving Facility") of the Company's senior credit facility (the "Facility"), which was allowed for under an April 2009 amendment, that extended the maturity date of the Revolving Facility in an aggregate amount of $100 million to January 2012. Additionally, the then existing $185 million of availability maturing in January 2010 was reduced to $1.0 million. Following the April 2009 amendment, the gross available amount under the Revolving Facility is $101 million.
- In August 2009, the Company entered into an amendment to the Facility that extended the maturity date of $600 million principal amount of existing term loans from January 2012 to January 2015 through the creation of a new Term B4 tranche of the Facility, allowed for an increase in the maximum borrowings under the securitization facility from $250 million to $400 million, and increased the Company's general debt basket from $75 million to $150 million. The Term B4 loans bear interest of LIBOR plus 3.25%.

Cash Flows from Operating Activities

Net cash provided by operating activities was $641 million and $250 million for 2009 and 2008, respectively. The improvement was due primarily to favorable working capital movements, primarily resulting from disciplined inventory management and improved cash collections; and improved operating results, which was primarily due to lower SG&A and lower interest expense, partially offset by a decrease in accounts payable, primarily resulting from lower inventory levels.

Cash Flows from Financing Activities

Net cash used in financing activities for 2009 was $32.5 million versus net cash provided by financing activities of $105 million for 2008. The change was primarily due to the incremental net change in short-term debt on a year-over-year basis ($285 million) and payments on long-term debt in excess of proceeds from issuance of long-term debt ($59.0 million) during the 2009, partially offset by the issuance of common stock, net of transaction fees, during 2009 ($212 million).

Cash Flows from Investing Activities

Net cash used in investing activities was $131 million and $176 million for 2009 and 2008, respectively. For 2009, capital expenditures were $107 million versus $102 million for the same prior year period. The Company has historically maintained capital expenditures at approximately 2% of net sales and expects that capital expenditures for 2010 will be consistent with this level. Additionally, for 2009 and 2008, net cash used for the acquisition of businesses and earnout payments was $13.7 million and $42.6 million, respectively.

Dividends

In September 2009, the Company announced that the Board had decided to initiate a quarterly cash dividend of $0.075 per share of the Company's common stock. The Company expects that the quarterly dividends going forward will be paid during the last week of October, January, April and July, and anticipates a total annual dividend of $0.30 per share of common stock. However, the actual declaration of any future cash dividends, and the establishment of record and payment dates, will be subject to final determination by the Board each quarter after its review of the Company's financial performance. Cash dividends paid to stockholders in 2009 totaled approximately $6.6 million. On December 15, 2009, the Board declared quarterly cash dividend of $0.075 per share of the Company's common stock or approximately $6.7 million paid on January 29, 2010 to stockholders of record as of the close of business on January 4, 2010.

CAPITAL RESOURCES

At December 31, 2009 and 2008, the Company had cash and cash equivalents of $827 million and $393 million, respectively. At December 31, 2009, there was no amount outstanding under the Revolving Facility. At December 31, 2009, net availability under the Facility was approximately $64 million, after deducting approximately $37 million of outstanding letters of credit. The Company is required to pay commitment fees on the unused balance of the Revolving Facility. At December 31, 2009, the annual commitment fee on unused balances was 0.375%.

On January 20, 2010, the Company completed a registered public offering for $492 million aggregate principal amount of 7 1/2% senior subordinated notes due 2020 and received approximately $476 million in net proceeds. The offering consists of two tranches: a U.S. dollar tranche with aggregate principal amount of $275 million and a Euro tranche with aggregate principal amount of €150 or approximately $217 million. The Company used the net proceeds to repay $250 million of the Facility term loans, with the balance to be used for general corporate purposes. Beginning in January 2015, the Company may redeem all or part of the senior subordinated notes due 2020 at specified redemption prices ranging from 100% to 103.75% of the principal amount, plus accrued and unpaid interest to the date of redemption. These notes are subject to similar restrictive and financial covenants as the Company's existing senior notes and senior subordinated notes.

In April 2009, the Company completed a registered public offering for $300 million aggregate principal amount of 8% senior unsecured notes due May 2016 (the "Notes") and received approximately $284 million in net proceeds. These net proceeds were used to prepay approximately $284 million of the outstanding principal on the Company's term loans under the Facility. Beginning in May 2013, the Company may redeem all or part of the Notes at specified redemption prices ranging from 100% to 104% of the principal amount, plus accrued and unpaid interest to the date of redemption. The Notes are subject to a number of restrictive and financial covenants that in part, limit the use of proceeds, limit the ability of the Company to incur additional debt, create liens on assets, engage in mergers and consolidations, pay dividends on or repurchase the Company's common stock, prepay debt subordinate to the Notes, or dispose of assets.

The Company maintains a $250 million receivables purchase agreement (the "Securitization Facility"), which is subject to annual renewal by both parties, bears interest at a margin over the commercial paper rate. Under the Securitization Facility, substantially all of the Company's Outdoor Solutions, Consumer Solutions and Branded Consumables domestic accounts receivable are sold to a special purpose entity, Jarden Receivables, LLC ("JRLLC"), which is a wholly-owned consolidated subsidiary of the Company. JRLLC funds these purchases with borrowings under a loan agreement, secured by the accounts receivable. There is no recourse to the Company for the unpaid portion of any loans under this loan agreement. To the extent there is availability, the Securitization Facility will be drawn upon and repaid as needed to fund general corporate purposes. At December 31, 2009, the Securitization Facility had outstanding borrowings totaling $250 million. In July 2009, the Company entered into an amendment to the Securitization Facility that extended it for another year until July 1, 2010. Following the renewal, the borrowing rate margin is 2.25% and the unused line fee is 1.125% per annum. The Securitization Facility is reflected as a short-term borrowing on the Company's balance sheet because of its annual term.

Certain foreign subsidiaries of the Company maintain working capital lines of credit with their respective local financial institutions for use in operating activities. At December 31, 2009, the aggregate amount available under these lines of credit totaled approximately $125 million.

The Company was not in default of any of its debt covenants (see Note 9 to the consolidated financial statements) as of December 31, 2009.

In April 2009, the Company completed an equity offering of 12 million newly-issued shares of common stock at $17.50 per share. The net proceeds to the Company, after the payment of underwriting discounts and other expenses of the offering, was approximately $203 million.

In November 2007, the Board authorized a new stock repurchase program that would allow the Company to repurchase up to $100 million of its common stock. Under this program, in 2008 the Company repurchased approximately 1.1 million shares of its common stock at an average price per share of $15.12. No shares were repurchased in 2009.

Contractual Obligations and Commercial Commitments

The following table includes aggregate information about the Company's contractual obligations as of December 31, 2009 and the periods in which payments are due. Certain of these amounts are not required to be included in its consolidated balance sheets:

		Year(s)			
(In millions)	**Total**	**1**	**2–3**	**4–5**	**After 5**
Long-term debt *(1)*	$ 2,676.2	$ 520.3	$ 621.1	$ 438.3	$ 1,096.5
Operating leases	294.5	55.1	86.6	64.6	88.2
Unconditional purchase obligations	69.8	41.1	23.6	4.5	0.6
Other current and non-current obligations	48.5	42.7	1.6	1.2	3.0
Total	$ 3,089.0	$ 659.2	$ 732.9	$ 508.6	$ 1,188.3

(1) For further information regarding the Company's debt and interest rate structure, refer to Note 9 – "Debt" and Note 10 "Derivative Financial Instruments and Fair Value Measurements" to the consolidated financial statements. These amounts reflect scheduled principal payments only.

The table above does not reflect tax reserves and accrued interest thereon of $48.7 million and $2.8 million, respectively, as the Company cannot reasonably predict the timing of the settlement of the related tax positions beyond 2010. See Note 12 "Taxes on Income" to the consolidated financial statements for additional information on the Company's unrecognized tax benefits at December 31, 2009.

Commercial commitments are items that the Company could be obligated to pay in the future and are not included in the above table. At December 31, 2009, the Company had approximately $37 million in standby and commercial letters of credit, all of which expire in 2012.

Risk Management

From time to time, the Company may elect to enter into derivative transactions to hedge its exposures to interest rate and foreign currency fluctuations. The Company does not enter into derivative transactions for speculative purposes.

The Company actively manages its fixed and floating rate debt mix using interest rate swaps. The Company will enter into fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used to convert the fixed rates of long-term debt into short-term variable rates to take advantage of current market conditions. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

Cash Flow Hedges

At December 31, 2009, the Company had $650 million of notional amount outstanding in swap agreements that exchange variable interest rates (LIBOR) for fixed interest rates over the terms of the agreements and are designated as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments. The effective portion of the after tax fair value gains or losses on these swaps is included as a component of accumulated other comprehensive income. The fair market value of these swaps was a liability of $15.2 million at December 31, 2009.

At December 31, 2009, the Company had outstanding a $40 million notional amount swap agreement that exchanges a variable interest rate (LIBOR) for fixed rate of interest over the term of the agreement that is not designated as an effective hedge for accounting purposes and the fair market value gains or losses are included in the results of operations. This swap matures June 30, 2010 and has a fixed rate of interest of 4.79%. The fair market value of this swap was a liability of $0.9 million at December 31, 2009.

Fair Value Hedges

At December 31, 2009, the Company had $350 million of notional amount outstanding in swap agreements that exchange a fixed rate of interest for a variable interest rate (LIBOR) plus an approximate 395 basis point spread. These floating rate swaps, which mature in 2017, are not designated as effective hedges for accounting purposes and the fair market value gains or losses are included in the results of operations. The fair market value of these swaps was a liability of $15.5 million at December 31, 2009.

In January 2010, the Company entered into an aggregate $275 million notional amount of interest rate swaps that exchange a fixed rate of interest for a variable interest rate (LIBOR) an approximate 357 basis point spread. These floating rate swaps, which mature in 2017, are not designated as effective hedges for accounting purposes and the fair market value gains or losses will be included in the results of operations.

The Company uses cross-currency swaps to hedge foreign currency risk on certain U.S. dollar-based debt of foreign subsidiaries. At December 31, 2009, the Company had a $22.6 million notional amount cross-currency swap outstanding that exchanges Canadian dollars for U.S. dollars. This swap exchanges the variable interest rate bases of the U.S. dollar balance (3-month U.S. LIBOR plus a spread of 175 basis points) and the equivalent Canadian dollar balance (3-month CAD BA plus a spread of 192 basis points). This swap is designated as a fair value hedge on a U.S dollar based term loan of a Canadian subsidiary. The fair market value of this cross-currency swap at December 31, 2009, was a liability of $2.8 million, with a corresponding offset to long-term debt.

Forward Foreign Currency Contracts

The Company uses forward foreign currency contracts ("foreign currency contracts") to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives is deferred as a component of accumulated other comprehensive income and is recognized in earnings at the same time that the hedged item affects earnings and is included in the same caption in the statement of operations as the underlying hedged item.

At December 31, 2009, the Company had approximately $336 million notional amount of foreign currency contracts outstanding that are designated as cash flow hedges of forecasted inventory purchases and sales and mature through December 2011. The fair market value of these foreign currency contracts was a net liability of $6.7 million at December 31, 2009.

At December 31, 2009, the Company had outstanding approximately $49 million notional amount of foreign currency contracts that are not designated as effective hedges and have maturity dates through August 2011. Fair market value gains or losses are included in the results of operations. The fair market value of these foreign currency contracts was a net liability of $0.2 million at December 31, 2009.

Commodity Contracts

The Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of the Company's raw materials. These derivatives provide the Company with maximum cost certainty, and in certain instances allow the Company to benefit should the cost of the commodity fall below certain dollar levels. At December 31, 2009, the Company had outstanding approximately $13 million notional amount of commodity-based derivatives that are not designated as effective hedges for accounting purposes and have maturity dates through September 2010. Fair market value gains or losses are included in the results of operations and as of December 31, 2009, their aggregate fair market value was a net asset of $1.3 million.

Significant Accounting Policies and Critical Estimates

The Company's financial statements are prepared in accordance with GAAP, which require us to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The following list of critical accounting policies is not intended to be a comprehensive list of all its accounting policies. The Company's significant accounting policies are more fully described in Note 1—Business and Significant Accounting Policies to the Consolidated Financial Statements. The following represents a summary of the Company's critical accounting policies, defined as those policies that the Company believes are the most important to the portrayal of its financial condition and results of operations, and/or require management's significant judgments and/or estimates. In many cases, the accounting treatment for a particular transaction is specifically directed by GAAP with no need for management's judgment in their application.

Revenue Recognition and Allowance for Product Returns

The Company recognizes revenues at the time of product shipment or delivery, depending upon when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances. The Company estimates future product returns, discounts and allowances based upon historical return rates and its reasonable judgment.

Allowance for Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. That estimate is based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. If the financial condition of its customers were to deteriorate or its judgment regarding their financial condition was to change negatively, additional allowances may be required resulting in a charge to income in the period such determination was made. Conversely, if the financial condition of its customers were to improve or its judgment regarding their financial condition was to change positively, a reduction in the allowances may be required resulting in an increase in income in the period such determination was made.

Allowance for Inventory Obsolescence

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required resulting in a charge to income in the period such determination was made. Conversely, if actual market conditions are more favorable than those projected, a reduction in the write down may be required resulting in an increase in income in the period such determination was made.

Income Taxes

The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Additionally, the Company recognizes tax benefits for certain tax positions based upon judgments as to whether it is more likely than not that a tax position will be sustained upon examination. The measurement of tax positions that meet the more-likely-than-not recognition threshold are based in part on estimates and assumptions as to be the probability of an outcome, along with estimated amounts to be realized upon any settlement. While the Company believes the resulting tax balances at December 31, 2009 and 2008 are fairly stated based upon these estimates, the ultimate resolution of these tax positions could result in favorable or unfavorable adjustments to its consolidated financial statements and such adjustments could be material. See Note 12 to the consolidated financial statements for further information regarding taxes.

Goodwill and Indefinite-Lived Intangibles

The application of the purchase method of accounting for business combinations requires the use of significant estimates and assumptions in determining the fair value of assets acquired and liabilities assumed in order to properly allocate the purchase price. The estimates of the fair value of the assets acquired and liabilities assumed are based upon assumptions believed to be reasonable using established valuation techniques that consider a number of factors and when appropriate, valuations performed by independent third party appraisers.

As a result of acquisitions in prior years, the Company has significant intangible assets on its balance sheet that include goodwill and indefinite-lived intangibles (primarily trademarks and tradenames). The Company's goodwill and indefinite-lived intangibles are tested and reviewed for impairment annually (during the fourth quarter, which coincides with the Company's strategic planning process), or more frequently if facts and circumstances warrant, using various valuation methods, such as the discounted cash flows and market multiple methods. Goodwill impairment testing requires significant use of judgment and assumptions including the identification of reporting units; the assignment of assets and liabilities to reporting units; and the estimation of future cash flows, business growth rates, terminal values and discount rates. The testing of unamortizable intangibles under established guidelines for impairment also requires significant use of judgment and assumptions (such as cash flow projections, terminal values and discount rates). Changes in forecasted operations and other assumptions could materially affect the estimated fair values. Changes in business conditions could potentially require adjustments to these asset valuations. As previously discussed, in the fourth quarter of 2009 and 2008, the Company's impairment test resulted in a non-cash charge to goodwill of $12.8 million and $172 million, respectively, and a non-cash charge to indefinite-lived intangibles (tradenames) of $10.1 million and $111 million, respectively. In the fourth quarter of 2008, with the Company's common stock trading below historical valuation metrics, management analyzed the fair value of the reporting units as compared to the Company's market capitalization and determined that in their judgment, a significant portion that decline related to the deterioration of macroeconomic conditions and was not reflective of the underlying cash flows of the reporting units. During 2009, the Company's market capitalization increased approximately 220% to approximately $2.8 billion at December 31, 2009. The Company will continue to monitor its reporting units for any triggering events or other signs of impairment.

While some of the Company's businesses that were not impaired as a result of the 2009 impairment testing experienced a revenue decline and decreased profitability in 2009, the Company believes that its long-term growth strategy supports its fair value conclusions. For both goodwill and indefinite-lived intangible assets, the recoverability of these amounts is dependent upon achievement of the Company's projections and the execution of key initiatives related to revenue growth and improved profitability. However, changes in business conditions and assumptions could potentially require future adjustments to these asset valuations.

Other Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property, plant and equipment and amortizable intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, significant decrease in the market value of the assets and significant negative industry or economic trends. When the Company determines that the carrying amount of long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from disposal. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company discounts the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group.

Pension and Postretirement Plans

The Company records annual amounts relating to its pension and postretirement plans based on calculations, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications is generally deferred and amortized over future periods. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience, market conditions and input from its actuaries and investment advisors. The pension and postretirement obligations are measured as of December 31 for 2009 and 2008.

The Company employs a total return investment approach for its pension and postretirement benefit plans whereby a mix of equities and fixed income investments are used to maximize the long-term return of pension and postretirement plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across geography and market capitalization through investments in U.S. large-capitalization stocks, U.S. small-capitalization stocks and international securities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The expected long-term rate of return for plan assets is based upon many factors including expected asset allocations, historical asset returns, current and expected future market conditions, risk and active management premiums. The prospective target asset allocation percentage for both the pension and postretirement plans is approximately 45% – 60% for equity securities, approximately 25% – 40% for bonds and approximately 0% – 30% for other securities. However, in reaction to the adverse market conditions in 2008, that continued into the first quarter of 2009, and in an effort to preserve capital, the Company has under-weighted its equity investments to the low end of the targeted range. Additionally, at December 31, 2009, the cash balances were targeted levels due to the timing of transactions as the Company was reallocating assets among investment managers. At December 31, 2009, the domestic plan assets were allocated as follows: Equities: approximately 30% and Other Investments (bonds, cash and other): approximately 70%. The Company believes that this current actual asset allocation is not indicative of the desired long-term target allocation and the Company believes that if market conditions warrant, it will begin re-allocating during 2010 to achieve the long-term target asset allocation.

For 2009, the actual return on plan assets for the Company's U.S. pension plan assets was $33.4 million versus an expected return on plan assets of $12.5 million. For 2008, actual returns on plan assets for the Company's U.S. pension plans were below the expected long-term rate of return due to the adverse conditions in the global securities markets. The actual amount of future contribution will depend, in part, on long-term actual return on assets and future discount rates. Pension contributions for 2010 are estimated to be approximately $31 million, which includes approximately $14 million related to the anticipated settlement of a domestic pension plan, compared to $9.2 million in 2009.

The weighted average expected return on plan assets assumption at the 2009 measurement date was approximately 7.94% for the Company's pension plans. The weighted average discount rate at the 2009 measurement date used to measure the pension and postretirement benefit obligations was 5.73% and 5.85%, respectively. A one percentage point decrease in the discount rate at the 2009 measurement date would increase the pension plans' projected benefit obligation by approximately $38 million.

The health care cost trend rates used in valuing the Company's postretirement benefit obligation are established based upon actual health care cost trends and consultation with actuaries and benefit providers. At the 2009 measurement date, the current weighted average healthcare trend rate assumption was 7.0% for pre-age 65 and 7.4% for post-age 65. The current trend rate gradually decreases to an ultimate trend rate of 4.5%.

A one percentage point increase in the assumed health care cost trend rates would have the following effects:

(In millions)	
Postretirement benefit obligation	$ 0.1
Service and interest cost components of postretirement benefit cost	—

A one percentage point decrease in the assumed health care cost trend rates would have the following effects:

(In millions)	
Postretirement benefit obligation	$ (0.1)
Service and interest cost components of postretirement benefit cost	—

Product Liability

As a consumer goods manufacturer and distributor, the Company faces the risk of product liability and related damages for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods. Each year the Company sets its product liability insurance program, which is an occurrence-based program, based on current and historical claims experience and the availability and cost of related insurance.

Product liabilities are based on estimates (which include actuarial determinations made by an independent actuarial consultant as to liability exposure, taking into account prior experience, number of claims and other relevant factors); thus, the Company's ultimate liability may exceed or be less than the amounts accrued. The methods of making such estimates and establishing the resulting liability are reviewed on a regular basis and any adjustments resulting therefrom are reflected in current operating results.

Stock-Based Compensation

The fair value of stock options is determined using the Black-Scholes option-pricing. The fair value of the market-based restricted stock awards is determined using a Monte Carlo simulation embedded in a lattice model, and for all other restricted stock awards the fair value is based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior. Additionally, the Company estimates forfeiture for options and restricted stock awards at the grant date of the award based on historical experience and are adjusted as necessary if actual forfeitures differ from these estimates. Certain performance awards require management's judgment as to whether performance targets will be achieved.

Product Warranty Costs

The Company recognizes warranty costs based on an estimate of amounts required to meet future warranty obligations arising as part of the sale of its products. The Company accrues an estimated liability at the time of a product sale based on historical claim rates applied to current period sales, as well as any information applicable to current product sales that may indicate a deviation from such historical claim rate trends.

Contingencies

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Company or various of its subsidiaries have been identified by the United States Environmental Protection Agency or a state environmental agency as a Potentially Responsible Party pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company or its subsidiaries are currently involved in will have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

New and Pending Accounting Pronouncements

During 2009, 2008 and 2007, the Company adopted various accounting standards. A description of these standards and their effect on the consolidated financial statements are described in Note 2 to the consolidated financial statements.

Pending standards and their estimated effect on the Company's consolidated financial statements are described in Note 1 to the consolidated financial statements.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company may from time to time make written or oral statements that are "forward-looking," including statements contained in this report and other filings with the Securities Exchange Commission ("Commission") and in reports to its shareholders. Such forward-looking statements include the Company's adjusted earnings per share, repurchase of shares of common stock from time to time under the Company's repurchase program, the outlook for the Company's markets and the demand for its products, estimated sales, segment earnings, earnings per share, cash flows from operations, free cash flow, future revenues and gross operating and EBITDA margin improvement requirement and expansion, leverage, organic growth, the amount of reorganization charges, the success of new product introductions, growth or savings in costs and expenses, the impact of commodities and transportation costs, the Company's ability to consummate, and the impact of announced acquisitions and the impact of acquisitions, divestitures, restructurings and other unusual items, including the Company's ability to successfully integrate and obtain the anticipated results and synergies from its acquisitions. These statements are made on the basis of management's views and assumptions as of the time the statements are made and the Company undertakes no obligation to update these statements. There can be no assurance, however, that its expectations will necessarily come to pass. A discussion of factors that could cause results to vary is included in the Company's periodic and other reports filed with the Commission.

Quantitative and Qualitative Disclosures About Market Risk

In general, business enterprises can be exposed to market risks including fluctuations in interest rates, foreign currency exchange rates and certain commodity prices, and that can affect the cost of operating, investing and financing under those conditions. The Company believes it has moderate exposure to these risks. The Company assesses market risk based on changes in interest rates, foreign currency rates and commodity prices utilizing a sensitivity analysis that measures the potential loss in earnings, fair values and cash flows based on a hypothetical 10% change in these rates and prices. At December 31, 2009, the interest rate on approximately 53% of the Company's debt was fixed by either the nature of the obligation or through interest rate swap contracts.

The Company is exposed to interest rate risk on its variable rate debt and price risk on its fixed rate debt. As such, the Company monitors the interest rate environment and uses interest rate swap agreements to manage its interest rate risk and price risk by balancing its exposure to fixed and variable interest rates while attempting to minimize interest costs. As of December 31, 2009, approximately $1.3 billion of Company's debt is comprised of variable-rate debt. The remainder of the debt carries a fixed rate either by nature or through the use of interest rate swaps. A hypothetical 10% change in these interest rates would change interest expense by approximately $4.9 million and the fair values of fixed rate debt by approximately $40 million.

Market for Registrant's Common Equity

While the Company transacts business predominantly in U.S. dollars and most of its revenues are collected in U.S. dollars, a substantial portion of the Company's operating costs are denominated in other currencies, such as the British Pound, Canadian dollar, Chinese Renminbi, European Euro, Japanese Yen, Mexican Peso, and Venezuelan Bolivar. Changes in the relation of these and other currencies to the U.S. dollar will affect Company's sales and profitability and could result in exchange losses. For 2009, approximately 31% of the Company's sales were denominated in foreign currencies, the most significant of which were: Euro dollars—approximately 8% and Canadian dollars—approximately 6%. The primary purpose of the Company's foreign currency hedging activities is to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. A hypothetical 10% change in foreign currency rates would not have a material effect on foreign currency gains and losses related to the foreign currency derivatives or the net fair value of the Company's foreign currency derivatives.

The Company is exposed to the price risk that the rising cost of commodities has on certain of its raw materials. As such, the Company monitors the commodities markets and from time to time the Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of these Company's raw materials. A hypothetical 10% change in the commodity prices underlying the derivatives would not have a material effect on the fair value commodity derivatives and the related gains and losses included in the Company's results of operations.

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative financial instruments, all of which are highly rated institutions; however, the Company does not anticipate non-performance by such counterparties.

The Company does not enter into derivative financial instruments for trading purposes.

Market for Registrant's Common Equity Security

Market for Registrant's Common Equity

Jarden Corporation's (the "Company" or "Jarden") common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "JAH." As of February 17, 2010, there were approximately 3,200 registered holders of record of the Company's common stock, par value $0.01 per share. On February 17, 2010, the last recorded sales price of the Company's common stock was $30.84. In September 2009, the Company announced that the Board of Directors of the Company (the "Board") had decided to initiate a quarterly cash dividend of $0.075 per share of the Company's common stock. The Company expects that the quarterly dividends going forward will be paid during the last week of October, January, April and July, and anticipates a total annual dividend of $0.30 per share of common stock. However, the actual declaration of any future cash dividends, and the establishment of record and payment dates, will be subject to final determination by the Board each quarter after its review of the Company's financial performance.

The table below sets forth the intraday high and low sales prices of the Company's common stock as reported on the NYSE and cash dividends paid per share for the periods indicated:

	Dividends Declared Per Share		Common Stock Price			
			2009		2008	
	2009	2008	High	Low	High	Low
First Quarter	$ —	$ —	$ 14.66	$ 8.77	$ 26.25	$ 19.31
Second Quarter	—	—	20.94	12.26	24.11	17.48
Third Quarter	0.075	—	28.82	17.46	27.93	16.88
Fourth Quarter	0.075	—	31.94	24.55	23.87	7.20

On June 9, 2005, the Board declared a 3-for-2 stock split in the form of a stock dividend of one additional share of common stock for every two shares of common stock, payable on July 11, 2005 to shareholders of record as of the close of business on June 20, 2005. All references in this Annual Report to the number of shares outstanding, per share amounts, issued shares, sale price of Jarden's common stock, restricted stock and stock option data of Jarden's common shares have been restated to reflect the effect of the stock split for all periods presented.

Market for Registrant's Common Equity

Jarden Corporation Annual Report 2009

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The graph below compares total stockholder return on the Company's common stock from December 31, 2004 through December 31, 2009 with the cumulative total return of (a) the Standard and Poor's ("S&P") 500 Index and (b) the S&P Midcap 400 Index, assuming a $100 investment made on December 31, 2004. Each of the three measures of cumulative total return assumes reinvestment of dividends, if applicable. The stock performance shown on the graphs below are based on historical data and are not indicative of, or intended to forecast, possible future performance of the Company's common stock.


Jarden Indexed Stock Performance
140.0
120.0
100.0
80.0
60.0
40.0
20.0
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
Jarden Corporation
S&P Midcap 400 Index
S&P 500 Index

INDEX PRICE (Base Year = 100.00)	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
Jarden Corporation	100.0	104.1	120.1	81.5	39.7	106.7
S&P Midcap 400 Index	100.0	111.3	121.3	129.4	81.2	109.6
S&P 500 Index	100.0	103.0	117.0	121.2	74.5	92.0

Management's Report

Jarden Corporation Annual Report 2009

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our assessment and the above criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by the Company's independent auditor, PricewaterhouseCoopers LLP, an independent registered public accounting firm and issued their audit report expressing an unqualified opinion on the Company's internal control over financial reporting, as stated in their report which is included elsewhere herein.

Report of Independent Registered Public Accounting Firm

Jarden Corporation Annual Report 2009

To the Board of Directors and Stockholders of Jarden Corporation

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Jarden Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended December, 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



New York, New York

February 24, 2010

Report of Independent Registered Public Accounting Firm

Jarden Corporation Annual Report 2009

The Board of Directors and Stockholders of Jarden Corporation

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of Jarden Corporation and subsidiaries (the "Company") for the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, the consolidated results of operations of Jarden Corporation and subsidiaries and their cash flows for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York

February 25, 2008

Consolidated Statements of Income

Jarden Corporation Annual Report 2009

(In millions, except per share amounts)	Years Ended December 31, 2009	2008	2007
Net sales	$ 5,152.6	$ 5,383.3	$ 4,660.1
Cost of sales	3,726.6	3,880.5	3,517.4
Gross profit	1,426.0	1,502.8	1,142.7
Selling, general and administrative expenses (including stock-based compensation of $41.3, $20.6 and $64.0 for the years ended December 31, 2009, 2008 and 2007, respectively)	963.9	1,013.7	861.1
Reorganization and acquisition-related integration costs, net	52.3	59.8	49.6
Impairment of goodwill and intangibles	22.9	283.2	—
Operating earnings	386.9	146.1	232.0
Interest expense, net	147.5	178.7	149.7
Loss on early extinguishment of debt	—	—	15.7
Income (loss) before taxes	239.4	(32.6)	66.6
Income tax provision	110.7	26.3	38.5
Net income (loss)	$ 128.7	$ (58.9)	$ 28.1
Earnings (loss) per share:			
Basic	$ 1.53	$ (0.78)	$ 0.39
Diluted	$ 1.52	$ (0.78)	$ 0.38
Weighted average shares outstanding:			
Basic	84.1	75.2	71.9
Diluted	84.8	75.2	73.3

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

Jarden Corporation Annual Report 2009

(In millions, except per share amounts)	As of December 31, 2009	2008
Assets		
Cash and cash equivalents	$ 827.4	$ 392.8
Accounts receivable, net of allowances of $60.7 in 2009, $65.2 in 2008	851.3	894.1
Inventories	974.1	1,180.4
Deferred taxes on income	153.2	147.3
Prepaid expenses and other current assets	182.0	114.5
Total current assets	2,988.0	2,729.1
Property, plant and equipment, net	505.7	506.9
Goodwill	1,518.4	1,476.1
Intangibles, net	926.8	936.6
Other assets	84.7	78.3
Total assets	$ 6,023.6	$ 5,727.0
Liabilities		
Short-term debt and current portion of long-term debt	$ 520.3	$ 431.4
Accounts payable	390.7	422.1
Accrued salaries, wages and employee benefits	162.3	142.0
Taxes on income	26.6	22.7
Other current liabilities	384.6	336.2
Total current liabilities	1,484.5	1,354.4
Long-term debt	2,145.9	2,436.9
Deferred taxes on income	300.9	232.8
Other non-current liabilities	325.5	318.7
Total liabilities	4,256.8	4,342.8
Commitments and contingencies (see Note 11)	—	—
Stockholders' equity:		
Preferred stock ($0.01 par value, 5.0 shares authorized, no shares issued and outstanding at December 31, 2009 and 2008)	—	—
Common stock ($0.01 par value, 150 shares authorized, 90.9 and 78.4 shares issued at December 31, 2009 and 2008, respectively)	0.9	0.8
Additional paid-in capital	1,460.8	1,264.1
Retained earnings	344.7	229.5
Accumulated other comprehensive income (loss)	(20.9)	(51.8)
Less: Treasury stock (0.7 and 2.8 shares, at cost, at December 31, 2009 and 2008, respectively)	(18.7)	(58.4)
Total stockholders' equity	1,766.8	1,384.2
Total liabilities and stockholders' equity	$ 6,023.6	$ 5,727.0

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Jarden Corporation Annual Report 2009

(In millions)	Years Ended December 31, 2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	$ 128.7	$ (58.9)	$ 28.1
Reconciliation of net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	130.3	120.3	96.4
Impairment of goodwill and intangibles	22.9	283.2	—
Loss on early extinguishment of debt	—	—	15.7
Deferred income taxes	61.2	(36.6)	(17.4)
Stock-based compensation	40.2	20.6	64.0
Other	30.0	24.7	17.2
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	51.2	41.5	2.4
Inventory	229.9	(95.2)	142.3
Accounts payable	(40.9)	(12.2)	10.4
Accrued salaries, wages and employee benefits	19.1	8.4	(10.7)
Other assets and liabilities	(31.5)	(45.9)	(43.6)
Net cash provided by operating activities	641.1	249.9	304.8
Cash flows from financing activities:			
Net change in short-term debt	(153.6)	131.5	216.2
Proceeds from issuance of long-term debt	292.2	25.0	1,350.0
Payments on long-term debt	(351.2)	(25.0)	(793.2)
Proceeds from issuance of stock, net of transaction fees	211.6	2.1	10.7
Repurchase of common stock and shares tendered for taxes	(12.6)	(23.5)	(66.9)
Debt issuance costs	(17.3)	(3.0)	(36.7)
Dividends paid	(6.6)	—	—
Other, net	5.0	(2.5)	0.5
Net cash provided (used in) by financing activities	(32.5)	104.6	680.6
Cash flows from investing activities:			
Additions to property, plant and equipment	(107.4)	(102.2)	(81.2)
Acquisition of businesses, net of cash acquired and earnout payments	(13.7)	(42.6)	(909.5)
Other	(9.5)	(30.7)	18.1
Net cash used in investing activities	(130.6)	(175.5)	(972.6)
Effect of exchange rate changes on cash and cash equivalents	(43.4)	(6.7)	5.1
Net increase in cash and cash equivalents	434.6	172.3	17.9
Cash and cash equivalents at beginning of period	392.8	220.5	202.6
Cash and cash equivalents at end of period	$ 827.4	$ 392.8	$ 220.5
Supplemental cash disclosures:			
Taxes paid	$ 64.3	$ 54.8	$ 50.5
Interest paid	133.1	182.4	152.5
Non-cash activity:			
Long-term debt issued for acquisition of business	$ —	$ —	$ 94.1
Shares and other equity issued for acquisition of business	—	—	214.1

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholder's Equity

Jarden Corporation Annual Report 2009

(In millions)	Common Stock		Treasury Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2006	72.8	$ 0.7	(1.2)	$ (30.4)	—	$ —	$ 999.3	$ 261.3	$ 26.5	$ 1,257.4
Net income	—	—	—	—	—	—	—	28.1	—	28.1
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	26.6	26.6
Derivative transactions, net	—	—	—	—	—	—	—	—	(18.1)	(18.1)
Accrued benefit cost, net	—	—	—	—	—	—	—	—	12.5	12.5
Comprehensive income	—	—	—	—	—	—	—	—	—	49.1
Restricted stock awards, stock options exercised and stock plan purchases	—	—	1.9	59.2	—	—	(48.1)	—	—	11.1
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(1.2)	(44.7)	—	—	9.1	—	—	(35.6)
Stock-based compensation	—	—	—	—	—	—	61.4	—	—	61.4
Shares repurchased	—	—	(1.1)	(29.1)	—	—	—	—	—	(29.1)
Shares and warrant issued for acquisitions	5.6	0.1	—	—	—	—	214.0	—	—	214.1
Beneficial conversion feature of convertible debt	—	—	—	—	—	—	8.0	—	—	8.0
Conversion of convertible debt	—	—	—	—	—	—	2.8	—	—	2.8
Other	—	—	—	—	—	—	—	(0.6)	—	(0.6)
Balance, December 31, 2007	78.4	$ 0.8	(1.6)	$ (45.0)	—	$ —	$ 1,246.5	$ 288.8	$ 47.5	$ 1,538.6
Net loss	—	—	—	—	—	—	—	(58.9)	—	(58.9)
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(50.0)	(50.0)
Derivative transactions, net	—	—	—	—	—	—	—	—	9.5	9.5
Accrued benefit costs, net	—	—	—	—	—	—	—	—	(58.8)	(58.8)
Comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(158.2)
Restricted stock awards, stock options exercised and stock plan purchases	—	—	0.5	14.7	—	—	(8.8)	—	—	5.9
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(0.2)	(5.0)	—	—	4.6	—	—	(0.4)
Stock-based compensation	—	—	—	—	—	—	20.6	—	—	20.6
Shares repurchased	—	—	(1.5)	(23.1)	—	—	—	—	—	(23.1)
Other	—	—	—	—	—	—	1.2	(0.4)	—	0.8
Balance, December 31, 2008	78.4	$ 0.8	(2.8)	$ (58.4)	—	$ —	$ 1,264.1	$ 229.5	$ (51.8)	$ 1,384.2

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholder's Equity (continued)

Jarden Corporation Annual Report 2009

(In millions)	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2008	78.4	$ 0.8	(2.8)	$ (58.4)	—	$ —	$ 1,264.1	$ 229.5	$ (51.8)	$ 1,384.2
Net income	—	—	—	—	—	—	—	128.7	—	128.7
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	39.1	39.1
Derivative transactions and other, net	—	—	—	—	—	—	—	—	(16.3)	(16.3)
Accrued benefit costs, net	—	—	—	—	—	—	—	—	8.1	8.1
Comprehensive income	—	—	—	—	—	—	—	—	—	159.6
Proceeds from issuance of common stock, net	12.0	0.1	—	—	—	—	202.6	—	—	202.7
Restricted stock awards, stock options exercised and stock plan purchases	—	—	2.8	57.7	—	—	(49.1)	—	—	8.6
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(0.7)	(18.6)	—	—	1.9	—	—	(16.7)
Dividends declared	—	—	—	—	—	—	—	(13.5)	—	(13.5)
Stock-based compensation	—	—	—	—	—	—	41.3	—	—	41.3
Other	0.5	—	—	0.6	—	—	—	—	—	0.6
Balance, December 31, 2009	90.9	$ 0.9	(0.7)	$ (18.7)	—	$ —	$ 1,460.8	$ 344.7	$ (20.9)	$ 1,766.8

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Jarden Corporation Annual Report 2009 *(Dollars in millions, except per share data and unless otherwise indicated)*

1. Business and Significant Accounting Policies

Business

Jarden Corporation and its subsidiaries (hereinafter referred to as the "Company" or "Jarden") is a leading provider of a broad range of consumer products. Jarden's three primary business segments, Outdoor Solutions, Consumer Solutions and Branded Consumables, manufacture or source, market and distribute a number of well recognized brands, including: Outdoor Solutions: Abu Garcia®, Berkley®, Campingaz®, Coleman®, Fenwick®, Gulp!®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Planet Earth®, Rawlings®, Shakespeare®, Sevylor®, Stearns®, Stren®, Trilene®, Ugly Stik®, Völkl® and Zoot®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and VillaWare®; and Branded Consumables: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Java-Log®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain®. In addition to the three primary business segments described above, the Company's Process Solutions segment manufactures, markets and distributes a wide variety of plastic and zinc base products.

On August 8, 2007, the Company acquired all of the outstanding shares of K2 Inc. ("K2"), a leading provider of branded consumer products in the global sports equipment market (see Note 3). The Company's results of operations for 2007 include the results of K2 from August 8, 2007.

On April 6, 2007, the Company acquired Pure Fishing, Inc. ("Pure Fishing"), a leading global provider of fishing equipment (see Note 3). The Company's results of operations for 2007 include the results of Pure Fishing from April 6, 2007.

Basis of Presentation

The consolidated financial statements include the consolidated accounts of the Company and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

All significant intercompany transactions and balances have been eliminated upon consolidation. Unless otherwise indicated, references in the consolidated financial statements to 2009, 2008 and 2007 are to the Company's calendar years ended December 31, 2009, 2008 and 2007, respectively.

Certain reclassifications have been made in the Company's consolidated financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income. Subsequent events have been evaluated through the filing date (February 24, 2010) of these consolidated financial statements.

Foreign Operations

The functional currency for most of the Company's consolidated foreign operations is the local currency. Assets and liabilities are translated at the year-end exchange rates; and income and expenses are translated at average exchange rates during the year. Net unrealized exchange adjustments arising on the translation of foreign currency financial statements are reported as cumulative translation adjustments within accumulated other comprehensive income. Foreign currency transaction gains and losses are included in the results of operation and are generally classified in selling, general and administrative expenses. For 2009 and 2008, $18.9 and ($14.3), respectively, of foreign currency transaction gains/(losses) were recorded. The amounts in 2007 were not material.

The U.S. dollar is the functional currency for certain foreign subsidiaries that conduct their business primarily in U.S. dollars. As such, monetary items are translated at current exchange rates, and non-monetary items are translated at historical exchange rates.

Venezuela Operations

Effective January 1, 2010, the Company's subsidiaries operating in Venezuela will be considered to be operating in a highly inflationary economy based on the use of the blended National Consumer Price Index (a blend of the National Consumer Price Index subsequent to January 1, 2008 and the Consumer Price Index for Caracas and Maracaibo prior to January 1, 2008) in Venezuela, as the Venezuela economy exceeded the three year cumulative inflation rate of 100%. The Company's financial statements of its subsidiaries operating in Venezuela will be remeasured as if their functional currency were the U.S. dollar. As such, gains and losses resulting from the remeasurement of monetary assets and liabilities will be reflected in current earnings.

On January 8, 2010, the Venezuelan government announced its intention to devalue its currency (Bolivar) relative to the U.S. dollar. The official exchange rate for imported goods classified as essential, such as food and medicine, changed from 2.15 to 2.60, while payments for other non-essential goods moved to an official exchange rate of 4.30. As such, beginning in 2010 the financial statements of the Company's subsidiaries in Venezuela will be remeasured at and will be reflected in the Company's consolidated financial statements at the official exchange rate of 4.30, which is the Company's expected settlement rate.

As a result of the change in the official exchange rate to 4.30, the Company expects to record a one-time, pre-tax loss of approximately $22 in the first quarter of 2010, primarily reflecting the write-down of monetary assets and deferred tax benefits.

In order to partially mitigate unfavorable movements in the parallel exchange rate, which was 5.95 at December 31, 2009 and is the currency exchange rate negotiated with local financial intermediaries and a potential devaluation, during the fourth quarter of 2009, the Company converted Bolivars into U.S. dollars totaling $32.0. Prior to this conversion, the Bolivars were converted at the more favorable official

Jarden Corporation Annual Report 2009 *(Dollars in millions, except per share data and unless otherwise indicated)*

exchange rate of 2.15. At December 31, 2009, the Company's subsidiaries in Venezuela have approximately $32 in cash denominated in U.S. dollars and approximately $25 of cash held in Bolivars converted at the official exchange rate of 2.15.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant accounting estimates and assumptions are used for, but not limited to: the allowance for doubtful accounts; assets impairments; useful lives of tangible and intangible assets; pension and postretirement liabilities; tax valuation allowances and unrecognized tax benefits; reserves for sales returns and allowances; product warranty; product liability; excess and obsolete inventory; and litigation and environmental liabilities.

Concentrations of Credit Risk

Substantially all of the Company's trade receivables are due from retailers and distributors located throughout Asia, Canada, Europe, Latin America and the United States. Approximately 23%, 19% and 20% of the Company's consolidated net sales in 2009, 2008 and 2007, respectively, were to a single customer who purchased product from the Company's three primary business segments: Outdoor Solutions, Consumer Solutions and Branded Consumables.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company provides credit, in the normal course of business, to its customers. The Company maintains an allowance for doubtful customer accounts for estimated losses that may result from the inability of the Company's customers to make required payments. That estimate is based on a variety of factors, including historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. The Company charges actual losses when incurred to this allowance.

Leasehold Improvements

Leasehold improvements are recorded at cost less accumulated amortization. Improvements are amortized over the shorter of the remaining lease term (and any renewal period if such a renewal is reasonably assured at inception) or the estimated useful lives of the assets.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of assets are capitalized. The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows. If the Company concludes that impairment exists, the carrying amount is reduced to fair value.

The Company provides for depreciation primarily using the straight-line method in amounts that allocate the cost of property, plant and equipment over the following ranges of useful lives:

Buildings and improvements	5 to 45 years
Machinery, equipment and tooling (includes capitalized software)	3 to 25 years
Furniture and fixtures	3 to 10 years

Land is not depreciated.

Goodwill and Intangible Assets

Goodwill and certain intangibles (primarily trademarks and tradenames) are not amortized; however, they are subject to evaluation for impairment using a fair value based test. This evaluation is performed annually, during the fourth quarter or more frequently if facts and circumstances warrant. The fair value based test for goodwill is a two-step test. The first step involves comparing the fair value of each of its reporting units to the carrying value of those reporting units. If the carrying value of a reporting unit exceeds the fair value of the reporting unit, the Company is required to proceed to the second step. In the second step, the fair value of the reporting unit would be allocated to the assets (including unrecognized intangibles) and liabilities of the reporting unit, with any residual representing the implied fair value of goodwill. An impairment loss would be recognized if, and to the extent that, the carrying value of goodwill exceeded the implied value. During 2009 and 2008, the Company recorded an impairment charge of $22.9 and $283, respectively, for goodwill and intangibles (see Note 6). For 2007, the Company did not experience any impairment charges.

Jarden Corporation Annual Report 2009 *(Dollars in millions, except per share data and unless otherwise indicated)*

Amortization

Deferred debt issue costs are amortized over the term of the related debt. Identifiable intangible assets are recognized apart from goodwill and are amortized over their estimated, useful lives, except for identifiable intangible assets with indefinite lives, which are not amortized.

Revenue Recognition

The Company recognizes revenues at the time of product shipment or delivery, depending upon when title and risk of loss passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable and collection is reasonably assured and title and risk of loss has passed. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances. The Company estimates future product returns, discounts and allowances based upon historical return rates and its reasonable judgment.

Cost of Sales

The Company's cost of sales includes the costs of raw materials and finished goods purchases, manufacturing costs and warehouse and distribution costs.

Advertising Costs

Advertising costs consist primarily of ad demo, cooperative advertising, media placement and promotions, and are expensed as incurred. The amounts charged to advertising and included in selling, general and administrative expenses in the consolidated statements of income for 2009, 2008 and 2007 were $108.1, $124.5 and $104.3, respectively.

Product Warranty Costs

The Company recognizes warranty costs based on an estimate of amounts required to meet future warranty obligations arising as a cost of the sale of its products. The Company accrues an estimated liability at the time of a product sale based on historical claim rates applied to current period sales, as well as any information applicable to current product sales that may indicate a deviation from such historical claim rate trends. Warranty reserves are included within "Other current liabilities" and "Other non-current liabilities" in the Company's consolidated balance sheets.

Sales Incentives and Trade Promotion Allowances

The Company offers sales incentives and promotional programs to its reseller customers from time to time in the normal course of business. These incentives and promotions typically include arrangements known as slotting fees, cooperative advertising and buydowns. The majority of such arrangements are recorded as a reduction to net sales in the Company's Consolidated Statements of Income. However, the Company does include consideration granted in certain of these transactions as SG&A expenses in its Consolidated Statements of Income.

Income Taxes

Deferred taxes are provided for differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. The Company established a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences in a prior year, as it was more likely than not that these would not be fully utilized in the available carryforward period. A portion of this valuation allowance remained as of December 31, 2009 and 2008 (see Note 12).

Components of "Accumulated other comprehensive income" are presented net of tax at the applicable statutory rates and are primarily generated domestically.

Disclosures about Fair Value of Financial Instruments and Credit Risk

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. The fair market value of the Company's 8% Senior Notes and 7 1/2 % Senior Subordinated Notes was determined based on quoted market prices. The fair market value of the Company's other long-term debt was estimated using interest rates currently available to the Company for debt with similar terms and maturities (see Note 9).

Unless otherwise disclosed in the notes to the consolidated financial statements, the estimated fair value of financial assets and liabilities approximates carrying value.

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables and interest-bearing investments. Trade receivable credit risk is limited due to the diversity of the Company's customers and the Company's ongoing credit review procedures. Collateral for trade receivables is generally not required. The Company places its interest-bearing cash equivalents with major financial institutions.

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative financial instruments, all of which are highly rated institutions; however, the Company does not anticipate non-performance by such counterparties.

Derivative Financial Instruments

The Company enters into interest rate swaps to manage interest rate risk on its variable rate debt. The Company designates the interest rate swaps as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments. Floating rate swaps are also used, depending on market conditions, to convert the fixed rates of long-term debt into short-term variable rates. Interest expense is adjusted to include the payments to be made or received under the swap agreements (see Note 10).

The Company uses forward foreign currency contracts ("foreign currency contracts") to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives are deferred as a component of accumulated other comprehensive income and are recognized in earnings at the same time that the hedged item affects earnings and are included in the same caption in the statement of income as the underlying hedged item.

The Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of the Company's raw materials. These derivatives provide the Company with maximum cost certainty, and in certain instances allow the Company to benefit should the cost of the commodity fall below certain dollar levels.

Fair Value Measurements

GAAP defines three levels of inputs that may be used to measure fair value and requires that the assets or liabilities carried at fair value be disclosed by the input level under which they were valued. The input levels are defined as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable inputs other than defined in Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are not corroborated by observable market data.

The following table summarizes assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009 and 2008:

	December 31, 2009		
	Fair Value Asset (Liability)		
(In millions)	Level 1	Level 2	Total
Derivatives:			
Assets	$ —	$ 0.1	$ 0.1
Liabilities	—	(40.1)	(40.1)
Available-for-sale securities	18.9	—	18.9

	December 31, 2008		
	Fair Value Asset (Liability)		
(In millions)	Level 1	Level 2	Total
Derivatives:			
Assets	$ —	$ 7.8	$ 7.8
Liabilities	—	(33.8)	(33.8)
Available-for-sale securities	14.8	—	14.8

Derivative assets and liabilities relate to interest rate swaps, foreign currency contracts and commodity contracts. Fair values are determined by the Company using market prices obtained from independent brokers or determined using valuation models that use as their basis readily observable market data that is actively quoted and can be validated through external sources, including independent pricing services, brokers and market transactions. Available-for-sale securities are valued based on quoted market prices in actively traded markets.

The following table summarizes the assets that are measured at fair value on a non-recurring basis at December 31, 2009:

(In millions)	December 31, 2009	Level 3
Goodwill	$ 23.7	$ 23.7
Intangible assets	30.9	30.9

At December 31, 2009, goodwill of certain reporting units and certain intangible assets are recorded at fair value based upon the Company's impairment testing (see Note 6).

The Company's goodwill and indefinite-lived intangibles are fair valued using methods such as the discounted cash flows and market multiple methods. Goodwill impairment testing requires significant use of judgment and assumptions including the identification of reporting units; the assignment of assets and liabilities to reporting units; the estimation of future cash flows, business growth rates, terminal values and discount rates. The testing of indefinite-lived intangibles under established guidelines for impairment also requires significant use of judgment and assumptions (such as cash flow projections, terminal values and discount rates).

Stock-Based Compensation

The Company estimates the fair value of share-based awards on the date of grant, which is generally the date the award is approved by the Board of Directors of the Company (the "Board") or committee thereof. The fair value of stock options is determined using the Black-Scholes option-pricing model. The fair value of the market-based restricted stock awards is determined using a Monte Carlo simulation embedded in a lattice model, and for all other restricted stock awards based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior (see Note 13).

Additionally the Company has estimated forfeitures for share-based awards at the dates of grant based on historical experience. The forfeiture estimate is revised as necessary if actual forfeitures differ from these estimates.

The Company issues restricted share awards whose restrictions lapse upon either the passage of time (service vesting), achieving performance targets, attaining Company common stock price thresholds, or some combination of these restrictions. For those restricted share awards with only service conditions, the Company recognizes compensation cost on a straight-line basis over the explicit service period. For those restricted share awards with market conditions, the Company recognizes compensation cost on a straight-line basis over the derived service period unless the market condition is satisfied prior to the end of the derived service period. For performance only awards, the Company recognizes compensation cost on a straight-line basis over the implicit service period which represents the Company's best estimates for when the target will be achieved. If it becomes apparent the original service periods are no longer accurate, the remaining unrecognized compensation cost will be recognized over the revised remaining service periods. For restricted share awards that contain both service and market or performance vesting conditions, compensation cost is recognized over the shorter of the two conditions if only one of the conditions must be met or the longer of the two conditions if both conditions must be met.

For restricted awards that contain performance or market vesting conditions, the Company excludes these awards from diluted earning per share computations until the contingency is met as of the end of that reporting period.

Pension and Postretirement Plans

The Company records annual amounts relating to its pension and postretirement plans based on calculations which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications is generally recorded or amortized over future service periods. The assumptions utilized in recording its obligations under its plans are based on its experience, market conditions and input from its actuaries and investment advisors.

Reorganization and Acquisition-Related Integration Costs

Reorganization and acquisition-related integration costs include costs associated with exit or disposal activities, including costs for employee and lease terminations, facility closings or other exit activities. Additionally, these costs include expenses directly related to integrating and reorganizing acquired businesses and include items such as employee retention costs, recruiting costs, certain moving costs and certain duplicative costs during integration and asset impairments.

Jarden Corporation Annual Report 2009 *(Dollars in millions, except per share data and unless otherwise indicated)*

2. New Accounting Guidance and Adoption of New Accounting Guidance

New Accounting Guidance

In January 2010, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2010-06, which requires companies to provide additional disclosures related to transfers in and out of Level 1 and Level 2 and in the reconciliation of Level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods years beginning on or after December 15, 2009, except for the disclosures related to the reconciliation of Level 3 fair value measurements, which will be effective for fiscal years beginning on or after December 15, 2010, and for interim periods within those fiscal years. Since ASU 2010-06 requires only additional disclosures, the adoption of ASU 2010-06 will not affect the consolidated financial position, results of operations or cash flows of the Company.

In October 2009, the FASB issued ASU 2009-13, which requires companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company does not expect the provisions of ASU 2009-13 to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

In June 2009, the FASB issued authoritative accounting guidance ("Guidance") that in part, amends derecognition guidance for transfers of financial assets, eliminates the exemption from consolidation for qualifying special-purpose entities and requires additional disclosures. This Guidance is effective for financial asset transfers occurring after the beginning of an entity's first fiscal year that begins after November 15, 2009. The Company does not expect the provisions of this Guidance to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

In June 2009, the FASB issued Guidance that amends the consolidation guidance applicable to variable interest entities. The provisions of this Guidance require entities to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. The Guidance also requires an enterprise to assess on an ongoing basis to determine whether it is a primary beneficiary or has an implicit responsibility to ensure that a variable interest entity operates as designed. This Guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and will be effective for the Company beginning in 2010. In January 2010, the FASB indefinitely deferred certain consolidation provisions of this Guidance. The Company does not expect the provisions of this Guidance to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Adoption of New Accounting Guidance

In June 2009, the FASB confirmed that the FASB Accounting Standards Codification (the "Codification") will become the single official source of authoritative GAAP (other than guidance issued by the Securities and Exchange Commission) for all non-governmental entities. The Codification, which changes the referencing of financial standards, supersedes current authoritative guidance and is effective for interim or annual financial periods ending after September 15, 2009. The Codification is not intended to change or alter existing GAAP and it is not expected to result in a change in accounting practice for the Company.

In May 2009, the FASB issued Guidance that establishes general standards of accounting for and disclosures of subsequent events that occurred after the balance sheet date but prior to the issuance of financial statements. This Guidance is effective for financial statements issued for interim or fiscal years ending after September 15, 2009. The adoption of this Guidance, effective September 30, 2009, did not affect the consolidated financial position, results of operations or cash flows of the Company.

In April 2009, the FASB issued Guidance that requires publicly-traded companies to provide disclosures on the fair value of financial instruments in interim financial statements. Since this Guidance requires only additional disclosures concerning the financial instruments, the adoption of this Guidance effective September 30, 2009, did not affect the consolidated financial position, results of operations or cash flows of the Company.

In December 2008, the FASB issued Guidance that requires expanded fair value disclosures of benefit plan assets ("plan assets") on an annual basis. The Company would be required to separate plan assets into the three fair value hierarchy levels and provide a rollforward of the changes in fair value of plan assets classified as Level 3. The disclosures about plan assets required by this Guidance are effective for fiscal years ending after December 15, 2009. Since this Guidance requires only additional disclosures concerning plan assets (see Note 15 for disclosures related to the adoption of this Guidance), the adoption of this Guidance did not affect the consolidated financial position, results of operations or cash flows of the Company.

In May 2008, the FASB issued Guidance that applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative. This Guidance specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This Guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of the provisions of this Guidance did not have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

Jarden Corporation Annual Report 2009 *(Dollars in millions, except per share data and unless otherwise indicated)*

In March 2008, the FASB issued Guidance that requires that a company with derivative instruments disclose information to enable users of the financial statements to understand: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. As such, this Guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This Guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Since this Guidance requires only additional disclosures concerning derivatives and hedging activities (see Note 10 for disclosures related to the adoption of this Guidance), the adoption of this Guidance, effective January 1, 2009, did not affect the consolidated financial position, results of operations or cash flows of the Company.

In December 2007, the FASB issued Guidance that significantly changes the financial accounting and reporting for noncontrolling (or minority) interests in consolidated financial statements. This Guidance, in part, establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary; clarify that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements; establish a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation; require that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and require expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. This Guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this Guidance, effective January 1, 2009, did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

In December 2007, the FASB issued revised Guidance that significantly changes the financial accounting and reporting for business combinations. The provisions of this Guidance, in part, include requirements to recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100 % controlling interest when the acquisition constitutes a change in control of the acquired entity; measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; expense, as incurred, acquisition-related transaction costs; capitalize acquisition-related restructuring costs only if the appropriate accounting criteria are met as of the acquisition date; and recognize changes that result from a business combination transaction in an acquirer's existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. This Guidance will also require any adjustments related to pre-existing tax contingencies for prior acquisitions to be recorded in the income statement. This Guidance generally effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of the provisions of this Guidance, effective January 1, 2009, did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

In February 2007, the FASB issued Guidance that permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Guidance also established presentation and disclosure requirements designed to facilitate comparisons that choose different measurement attributes for similar types of assets and liabilities. The Company adopted this Guidance effective January 1, 2008 and did not elect the fair value option established by this Guidance. As such, the adoption had no impact on the consolidated financial position, results of operations or cash flows of the Company.

In September 2006, the FASB issued Guidance that other items requires recognition of the overfunded or underfunded status of an entity's defined benefit postretirement plan as an asset or liability in the financial statements, requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employer's fiscal year and requires recognition of the funded status of defined benefit postretirement plans in other comprehensive income. The measurement date provisions of this Guidance require the measurement of defined benefit plan assets and obligations as of the date of the Company's fiscal year-end statement of financial position. The Company adopted the measurement date provisions of this Guidance for the year ending December 31, 2008 using the second transition approach as defined by this Guidance. This transition approach allowed the Company to estimate the effects of the change by using the measurements determined at September 30, 2007 and that were used for the year ended December 31, 2007. The adoption of the measurement date provisions of this Guidance did not have a material affect on the consolidated financial position, results of operations or cash flows of the Company.

In September 2006, the FASB issued Guidance that 2006 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Effective January 2008, the Company adopted the provisions of this Guidance related to financial assets and liabilities, as well as other assets and liabilities carried at fair value on a recurring basis. These provisions were applied prospectively and did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company (see Note 8 for disclosures related this Guidance for financial assets and liabilities). Effective January 1, 2009, the Company adopted the provisions of this Guidance related to other nonfinancial assets and liabilities. The adoption of these provisions did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company and these provisions were applied prospectively for the fair value measurement of non-financial assets.

Notes to Consolidated Financial Statements

Jarden Corporation Annual Report 2009 *(Dollars in millions, except per share data and unless otherwise indicated)*

3. Acquisitions and Pending Acquisitions

2009 Activity

During 2009, the Company completed three tuck-in acquisitions that by nature are complementary to the Company's core businesses and from an accounting standpoint were not significant. The Company did not complete any acquisitions in 2008.

2007 Activity

On April 6, 2007, the Company acquired Pure Fishing, a leading global provider of fishing tackle marketed under well-known fishing brands including Abu-Garcia®, Berkley®, Gulp!®, Mitchell®, Stren® and Trilene®. The consideration consisted of $300 in cash, a $100 five-year subordinated note (the "Note") with a 2% coupon and a warrant exercisable into approximately 2.2 million shares of Jarden common stock with an initial exercise price of $45.32 per share (subject to adjustment as provided therein). In addition to the upfront purchase price, the Company has paid $25 and accrued $25 of contingent purchase price payments that are based on the future financial performance of the acquired business. The accrued contingent purchase price payment is expected to be paid in 2010. The Company's results of operations for 2007 include the results of Pure Fishing from April 6, 2007.

On August 8, 2007, the Company acquired all the outstanding shares of K2, a leading provider of branded consumer products in the global sports equipment market in exchange for consideration of $10.85 in cash per share of K2 common stock and 0.1118 of a share of Jarden common stock for each share of K2 common stock issued and outstanding. The total value of the transaction, including debt assumed, was approximately $1.2 billion. The aggregate consideration to the K2 shareholders was approximately $701 and was comprised of a cash payment of approximately $517 and the issuance of approximately 5.3 million common shares of the Company with a fair value of approximately $184. In connection with the K2 acquisition, the Company repaid certain of K2's debt, including accrued interest and make-whole premiums for approximately $341. The Company's results of operations for 2007 include the results of K2 from August 8, 2007.

Pending Acquisition

On December 16, 2009, we entered into a letter agreement (the "Offer Letter") with Total S.A. ("Total"), pursuant to which we made an irrevocable and binding offer to enter into a Share Purchase Agreement (the "SPA") with Total for the purchase of Total's Mapa Spontex Baby Care and Home Care businesses ("Mapa Spontex"), through the acquisition of certain of Total's subsidiaries (the "Acquired Companies") for a Euro purchase price of €335 (approximately $500) in cash, less any indebtedness assumed, subject to certain adjustments (the "Acquisition"). Mapa Spontex is a global manufacturer and distributor of primarily baby care and home care products with leading market positions in Europe, Brazil and Argentina in the core categories it serves. Its baby care portfolio includes teats, soothers, feeding bottles and other infant accessories sold primarily under the NUK®, Tigex®, Lillo®, Fiona® and First Essentials® brands; and health care products, including condoms sold under the Billy Boy brand. Its home care portfolio includes sponges, rubber gloves and related cleaning products for retail, professional and industrial uses sold primarily under the Mapa® and Spontex® brands. Our obligation to enter into the SPA is subject to Total's acceptance of our offer. Under French law, Total is not permitted to accept our offer or to enter into the binding SPA to sell the Acquired Companies until mandatory information and consultation procedures have been completed with certain workers' representative bodies. The Acquisition is expected to expand the Company's product offerings and distribution channels into new, attractive categories and further diversify revenue streams and increase the Company's international presence. The Acquisition is consistent with the Company's strategy of purchasing leading, niche consumer-oriented brands with attractive cash flows and strong management. The Mapa Spontex business is expected to be included in the Company's Branded Consumables segment from the acquisition date. The transaction is expected to close early in the second quarter of 2010, subject to receipt of regulatory approvals, completion of required employee consultation procedures and other customary closing conditions. No assurances can be given that the Acquisition will be consummated or, if such Acquisition is consummated, as to the final terms of such Acquisition.

4. Inventories

Inventories are stated at the lower-of-cost-or-market with cost being determined principally by the first-in, first-out method ("FIFO"), and are comprised of the following at December 31, 2009 and 2008:

(In millions)	2009	2008
Raw materials and supplies	$ 190.5	$ 214.8
Work-in-process	64.6	54.5
Finished goods	719.0	911.1
Total inventories	$ 974.1	$ 1,180.4

5. Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following at December 31, 2009 and 2008:

(In millions)	2009	2008
Land	$ 37.6	$ 36.6
Buildings	226.5	208.7
Machinery and equipment	780.5	697.8
	1,044.6	943.1
Less: Accumulated depreciation	(538.9)	(436.2)
Total property, plant and equipment, net	$ 505.7	$ 506.9

Depreciation of property, plant and equipment for 2009, 2008 and 2007 was $113.6, $104.3 and $85.0, respectively.

6. Goodwill and Intangibles

Goodwill activity for 2009 and 2008 is as follows:

						December 31, 2009		
(In millions)	Net Book Value at December 31, 2008	Additions	Purchase Accounting Adjustments	Impairment Charge	Foreign Exchange and Other Adjustments (1)	Gross Carrying Amount	Accumulated Impairment Charges	Net Book Value
Goodwill								
Outdoor Solutions	$ 625.6	$ 11.7	$ —	$ —	$ 23.3	$ 679.1	$ (18.5)	$ 660.6
Consumer Solutions	481.1	6.9	—	—	3.5	491.5	—	491.5
Branded Consumables	347.8	6.9	—	(12.8)	2.9	511.4	(166.6)	344.8
Process Solutions	21.6	—	—	—	(0.1)	21.5	—	21.5
	$ 1,476.1	$ 25.5	$ —	$ (12.8)	$ 29.6	$ 1,703.5	$ (185.1)	$ 1,518.4

						December 31, 2008		
(In millions)	Net Book Value at December 31, 2007	Additions	Purchase Accounting Adjustments (2)	Impairment Charge	Foreign Exchange and Other Adjustments	Gross Carrying Amount	Accumulated Impairment Charges	Net Book Value
Goodwill								
Outdoor Solutions	$ 630.3	$ —	$ 16.5	$ (18.5)	$ (2.7)	$ 644.1	$ (18.5)	$ 625.6
Consumer Solutions	484.2	—	—	—	(3.1)	481.1	—	481.1
Branded Consumables	496.3	—	—	(153.8)	5.3	501.6	(153.8)	347.8
Process Solutions	—	0.6	21.1	—	(0.1)	21.6	—	21.6
	$ 1,610.8	$ 0.6	$ 37.6	$ (172.3)	$ (0.6)	$ 1,648.4	$ (172.3)	$ 1,476.1

(1) The goodwill adjustment in the Outdoor Solutions segment includes the accrual of a $25.0 earnout payment related to the 2007 acquisition of Pure Fishing.

(2) Comprised primarily of purchase accounting adjustments based upon the final determination of the K2 purchase price allocation.

In the fourth quarter of 2009, the Company's impairment test resulted in a non-cash charge of $12.8 to reflect impairment of goodwill in the Company's Branded Consumables segment. The impairment charge was recorded within the Arts and Crafts business unit. The impairment was due to a decrease in the fair value of forecasted cash flows, reflecting the deterioration of revenues and margins in the business.

In the fourth quarter of 2008, the Company's annual impairment test resulted in a non-cash charge of $172 to reflect impairment of goodwill in the Company's Branded Consumables and Outdoor Solutions segments. In the Branded Consumables segment, the impairment charge was recorded within the Firelog, Lehigh and United States Playing Cards reporting units. In the Outdoor Solutions segment, the impairment charge was recorded within the Apparel and Footwear reporting unit. The impairment for these reporting units was due to a decrease in the fair value of forecasted cash flows, reflecting the continued deterioration of macroeconomic conditions, which accelerated and became apparent during the fourth quarter of 2008 (hereafter referred to as "continued deterioration of macroeconomic conditions").

Intangibles activity for 2009 and 2008 is as follows:

(In millions)	Gross Carrying Amount at December 31, 2008	Additions	Impairment Charge	Accumulated Amortization and Foreign Exchange	Net Book Value At December 31, 2009	Amortization Periods (years)
Intangibles						
Patents	$ 5.6	$ 1.6	$ —	$ (1.1)	$ 6.1	12-30
Non-compete agreements	1.7	2.0	—	(2.7)	1.0	1-5
Manufacturing process and expertise	30.9	—	—	(22.4)	8.5	3-7
Brand names	1.9	1.3	—	(0.8)	2.4	4-10
Customer relationships and distributor channels	143.9	7.8	—	(23.7)	128.0	10-25
Trademarks and tradenames	787.2	3.9	(10.1)	(0.2)	780.8	Indefinite
	$ 971.2	$ 16.6	$ (10.1)	$ (50.9)	$ 926.8	

(In millions)	Gross Carrying Amount at December 31, 2007	Additions	Purchase Accounting Adjustments (1)	Impairment Charge	Accumulated Amortization and Foreign Exchange	Net Book Value At December 31, 2008	Amortization Periods (years)
Intangibles							
Patents	$ 0.1	$ 5.5	$ —	$ —	$ (0.5)	$ 5.1	12-30
Non-compete agreements	1.7	—	—	—	(1.4)	0.3	3-5
Manufacturing process and expertise	32.0	0.1	(1.2)	—	(15.7)	15.2	3-7
Brand names	4.3	—	(2.4)	—	(0.4)	1.5	4-10
Customer relationships and distributor channels	146.2	—	(2.3)	—	(16.4)	127.5	10-25
Trademarks and tradenames	960.4	—	(62.3)	(110.9)	(0.2)	787.0	Indefinite
	$ 1,144.7	$ 5.6	$ (68.2)	$ (110.9)	$ (34.6)	$ 936.6	

(1) Comprised primarily of purchase accounting adjustments based upon the final determination of the K2 purchase price allocation.

In the fourth quarter of 2009 and 2008, the Company's impairment test resulted in a non-cash charge of $10.1 and $111, respectively, to reflect impairment of intangible assets related to certain of the Company's tradenames. The impairment charges were allocated to the Company's reporting segments as follows:

(In millions)	2009	2008
Impairment of intangibles		
Outdoor Solutions	$ 0.8	$ 11.7
Consumer Solutions	—	76.3
Branded Consumables	9.3	22.9
	$ 10.1	$ 110.9

Impairments—2009

In the Outdoor Solutions segment, the impairment charge recorded relates primarily to certain tradenames within this segment's snow sports business, primarily a result of the abandonment of a minor tradename. In the Branded Consumables segment, the impairment charge recorded relates to certain tradenames associated with this segment's Firelog and Safety and Security businesses. The impairment within the Branded Consumables segment was due to a decrease in the fair value of forecasted cash flows, resulting from the deterioration of revenues and margins related to these tradenames.

Impairments—2008

In the Outdoor Solutions segment, the impairment charge recorded relates primarily to certain tradenames within this segment's snow sports and paintball businesses. The impairment within the Outdoor Solutions segment was due to an overall decline in the paintball market, as well as a decrease in the fair value of forecasted cash flows, resulting from the impact that the continued deterioration of macroeconomic conditions has on such cash flows. In the Consumer Solutions segment, the impairment charge recorded relates to certain tradenames within this segment's small kitchen and household appliance businesses. The impairment within the Consumer Solutions segment is primarily due to: the Company's decision to strategically realign certain brand names; increased competition in certain markets; and the impact of the continued deterioration of macroeconomic conditions. In the Branded Consumables segment the impairment charge recorded relates to certain tradenames associated with this segment's Firelog, Lehigh and United States Playing Cards businesses. The impairment within the Branded Consumables segment was due to a decrease in the fair value of forecasted cash flows, resulting from the impact that the continued deterioration of macroeconomic conditions has on such cash flows.

The estimated future amortization expense related to amortizable intangible assets at December 31, 2009 is as follows:

(In millions)

Years Ending December 31,	**Amount**
2010	$ 14.5
2011	11.3
2012	9.5
2013	8.7
2014	8.5
2015 and thereafter	93.3

Amortization of intangibles for 2009, 2008 and 2007 was $16.7, $16.0 and $11.4, respectively. At December 31, 2009, approximately $1.6 billion of the goodwill and other intangible assets recorded by the Company is not deductible for income tax purposes.

7. Other Current Liabilities

Other current liabilities are comprised of the following at December 31, 2009 and 2008:

(In millions)	**2009**	**2008**
Cooperative advertising, customer rebates and allowances	$ 81.9	$ 71.4
Warranty and product liability reserves	98.6	95.8
Accrued environmental and other litigation	15.1	15.7
Deferred consideration for acquisitions	37.6	10.9
Other	151.4	142.4
Total other current liabilities	$ 384.6	$ 336.2

8. Warranty Reserve

Warranty reserve activity for 2009 and 2008 is as follows:

(In millions)	2009	2008
Warranty reserve at January 1,	$ 78.2	$ 88.8
Acquisitions and other adjustments	1.6	(2.4)
Provision for warranties issued	143.9	123.5
Warranty claims paid	(138.2)	(131.7)
Warranty reserve at December 31,	$ 85.5	$ 78.2
Allocation in the consolidated balance sheets:		
Other current liabilities	$ 74.2	$ 68.1
Other non-current liabilities	11.3	10.1
	$ 85.5	$ 78.2

9. Debt

Debt is comprised of the following at December 31, 2009 and 2008:

(In millions)	2009	2008
Senior Credit Facility Term Loans	$ 1,320.7	$ 1,671.9
8% Senior Subordinated Notes due 2016	292.7	—
7 1/2% Senior Subordinated Notes due 2017	650.0	650.0
Securitization Facility due 2010	250.0	250.0
Revolving Credit Facility	—	130.2
2% Subordinated Note due 2012	97.2	96.1
5% Convertible Debentures due 2010	—	3.0
Non-U.S. borrowings	42.8	59.0
Other	12.8	8.1
Total debt *(1)*	2,666.2	2,868.3
Less: current portion	(520.3)	(431.4)
Total long-term debt	$ 2,145.9	$ 2,436.9

(1) At December 31, 2009 and 2008, the fair market value of total debt was approximately $2,675 and $2,620, respectively.

Senior and Subordinated Notes

In April 2009, the Company completed a registered public offering for $300 aggregate principal amount of 8% Senior Notes due 2016 (the "Senior Notes") and received approximately $283 in net proceeds. These net proceeds were used to prepay approximately $283 of the outstanding principal on the Company's term loans under its senior credit facility. Beginning in May 2013, the Company may redeem all or part of the Senior Notes at specified redemption prices ranging from 100% to 104% of the principal amount, plus accrued and unpaid interest to the date of redemption. The Senior Notes are subject to a number of restrictive and financial covenants that, in part, limit the use of proceeds and limit the ability of the Company to incur additional debt, create liens on assets, engage in mergers and consolidations, enter into transactions with affiliates, make certain investments, transfer or sell assets, pay dividends on or repurchase the Company's common stock, prepay debt subordinate to the Senior Notes or dispose of assets.

In February 2007, the Company completed a registered public offering for $650 aggregate principal amount of 7 1/2% Senior Subordinated Notes due 2017 (the "Senior Subordinated Notes") and received approximately $637 in net proceeds. Of these proceeds, approximately $195 was used to purchase the entire principal amount outstanding of the Company's then outstanding 9 3/4 % senior subordinated notes due 2012. As a result, during 2007 the Company recorded a $15.3 loss on the extinguishment debt. The Senior Subordinated Notes are subject to similar restrictive and financial covenants as the Senior Notes.

The Note issued in connection with the Pure Fishing acquisition (see Note 3) bears annual interest at 2.0% and is payable monthly. The Note is not prepayable at the Company's option. The holder of the Note has the option to require redemption of the Note if the closing

Jarden Corporation Annual Report 2009 *(Dollars in millions, except per share data and unless otherwise indicated)*

price of Jarden's common stock exceeds $45.32 (subject to adjustment as provided therein) per share for a period of three consecutive trading days.

Senior Credit Facility

At December 31, 2009, the senior credit facility (the "Facility") consists of term loans, with payments due through 2015 and bear interest based on three-month LIBOR plus an applicable margin and a revolving credit facility which matures in 2012 and bears interest at LIBOR or Prime Rate, plus an applicable margin. At December 31, 2009, the annual commitment fee on unused balances was 0.375%. The weighted average interest rate on the Facility was 2.8% at December 31, 2009.

In August 2009, the Company completed an extension of the revolving credit portion (the "Revolving Facility") of the Facility, which was allowed for under an April 2009 amendment, to extend the maturity date of the Revolving Facility in an aggregate amount of $100 to January 2012. Additionally, the then existing $185 of availability maturing in January 2010 was reduced to $1.0. Following this amendment, the gross available amount under the Revolving Facility is $101.

In August 2009, the Company entered into an amendment to the Facility that extended the maturity date of $600 principal amount of existing term loans from January 2012 to January 2015 through the creation of a new Term B4 tranche of the Facility, allowed for an increase in the maximum borrowings under the securitization facility from $250 to $400 and increased the Company's general debt basket from $75 to $150. The Term B4 loans bear interest of LIBOR plus 3.25%.

Securitization Facility

The Company maintains a $250 receivables purchase agreement (the "Securitization Facility"), which is subject to annual renewal by both parties, bears interest at a margin over the commercial paper rate. Under the Securitization Facility, substantially all of the Company's Outdoor Solutions, Consumer Solutions and Branded Consumables domestic accounts receivable are sold to a special purpose entity, Jarden Receivables, LLC ("JRLLC"), which is a wholly-owned consolidated subsidiary of the Company. JRLLC funds these purchases with borrowings under a loan agreement, secured by the accounts receivable. There is no recourse to the Company for the unpaid portion of any loans under this loan agreement. To the extent there is availability, the Securitization Facility will be drawn upon and repaid as needed to fund general corporate purposes. At December 31, 2009, the Securitization Facility had outstanding borrowings totaling $250. In July 2009, the Company entered into an amendment to the Securitization Facility that extended it for another year until July 1, 2010. Following the renewal, the borrowing rate margin is 2.25% and the unused line fee is 1.125% per annum. The Securitization Facility is reflected as a short-term borrowing on the Company's balance sheet because of its annual term.

Non-U.S. Borrowings

As of December 31, 2009 and 2008, non-U.S. borrowings consisted of the foreign senior debt (the "Foreign Debt") of $25.5 and $26.9, respectively; and amounts borrowed under various foreign credit lines and facilities totaling $17.3 and $32.1, respectively. Certain of these foreign credit lines are secured by certain non-U.S. subsidiaries' inventory and/or accounts receivable.

Debt Covenants

The Facility and the Foreign Debt contain certain restrictions on the conduct of the Company's business, including, among other restrictions: incurring debt; disposing of certain assets; making investments; exceeding certain agreed upon capital expenditures; creating or suffering liens; completing certain mergers, consolidations and sales of assets and with permitted exceptions; acquisitions; declaring dividends; redeeming or prepaying other debt; and certain transactions with affiliates. The Facility and the Foreign Debt also include financial covenants that require the Company to maintain certain leverage and interest coverage ratios.

The Facility and the Foreign Debt also contain a covenant that restricts the Company and its subsidiaries from making certain "restricted payments" (any dividend or other distribution, whether in cash, securities or other property, with respect to any stock or stock equivalents of the Company or any subsidiary), except that:

- the Company may declare and make dividend payments or other distributions payable in common stock;
- the Company may repurchase shares of its own stock (provided certain financial and other conditions are met); and
- the Company may make restricted payments during any fiscal year not otherwise permitted, provided that certain applicable thresholds are met.

Each of the Facility, the Foreign Debt and the indentures related to the Senior Notes and the Senior Subordinated Notes (the "Indentures") contain cross-default provisions pursuant to which a default in respect to certain of the Company's other indebtedness could trigger a default by the Company under the Facility, the Foreign Debt and the Indentures. If the Company defaults under the covenants (including the cross-default provisions), the Company's lenders could foreclose on their security interest in the Company's assets, which may have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

The Company's obligations under the Facility, the Senior Subordinated Notes and the Senior Notes are guaranteed, on a joint and several basis, by certain of its domestic subsidiaries, all of which are directly or indirectly 100% owned by the Company (see Note 19). The obligations under the Foreign Debt are guaranteed by the Company and certain of its foreign subsidiaries which are directly or indirectly 100% owned by the Company.

The Company's debt maturities for the five years following December 31, 2009 and thereafter are as follows:

(In millions)

Years Ending December 31,	Amount
2010	$ 520.3
2011	387.4
2012	233.7
2013	8.1
2014	430.2
Thereafter	1,096.5
Total principal payments	2,676.2
Net discount and other	(10.0)
Total	$ 2,666.2

At December 31, 2009 and 2008, unamortized deferred debt issue costs were $33.8 and $27.4, respectively. These costs are included in "Other assets" on the consolidated balance sheets and are being amortized over the respective terms of the underlying debt.

Subsequent Event

On January 20, 2010, the Company completed a registered public offering for $492 aggregate principal amount of 7 1/2% senior subordinated notes due 2020 and received approximately $476 in net proceeds. The offering consists of two tranches: a U.S. dollar tranche with aggregate principal amount of $275 and a Euro tranche with aggregate principal amount of €150 or approximately $217. The Company used the net proceeds to repay $250 of the Facility term loans, with the balance to be used for general corporate purposes. Beginning in January 2015, the Company may redeem all or part of the senior subordinated notes due 2020 at specified redemption prices ranging from 100% to 103.75% of the principal amount, plus accrued and unpaid interest to the date of redemption. These notes are subject to similar restrictive and financial covenants as the Senior Notes and the Senior Subordinated Notes.

10. Derivative Financial Instruments

From time to time, the Company enters into derivative transactions to hedge its exposures to interest rate, foreign currency rate and commodity price fluctuations. The Company does not enter into derivative transactions for trading purposes.

Interest Rate Contracts

The Company manages its fixed and floating rate debt mix using interest rate swaps. The Company will enter into fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used, depending on market conditions, to convert the fixed rates of long-term debt into short-term variable rates. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

Fair Value Hedges

At December 31, 2009, the Company had $350 of notional amount outstanding in swap agreements that exchange a fixed rate of interest for a variable interest rate (LIBOR) plus an approximate 395 basis point spread. These floating rate swaps, which mature in 2017, are not designated as effective hedges for accounting purposes and the fair market value gains or losses are included in the results of operations and are classified in selling, general and administrative expenses ("SG&A").

In January 2010, the Company entered into an aggregate $275 notional amount of interest rate swaps that exchange a fixed rate of interest for a variable interest rate (LIBOR) plus an approximate 357 basis point spread. These floating rate swaps, which mature in 2017, are not designated as effective hedges for accounting purposes and the fair market value gains or losses will be included in the results of operations and classified in SG&A.

Cash Flow Hedges

At December 31, 2009, the Company had $650 of notional amount outstanding in swap agreements that exchange variable interest rates (LIBOR) for fixed interest rates over the terms of the agreements and are designated as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments and have maturity dates through December 2011. At December 31, 2009, the weighted average fixed rate of interest on these swaps was 3.3%. The effective portion of the after tax fair value gains or losses on these swaps is included as a component of accumulated other comprehensive income (loss) ("AOCI"). There was no ineffectiveness recognized at December 31, 2009 or 2008.

At December 31, 2009, the Company had outstanding a $40 notional amount swap agreement that exchanges a variable interest rate (LIBOR) for fixed rate of interest of 4.79% over the term of the agreement that is not designated as an effective hedge for accounting purposes and the fair market value gains or losses are included in the results of operations and are classified in SG&A.

At December 31, 2009, unamortized deferred gains resulting from the termination of certain cash flow hedges was approximately $1.9. These deferred gains are being amortized over the remaining life of the terminated swaps as a credit to interest expense. All these deferred gains are expected to be amortized to interest expense in 2010.

The interest rate differential received or paid on both the cash flow and fair value hedges is recognized as an adjustment to interest expense.

Cross-Currency Contracts

The Company uses cross-currency swaps to hedge foreign currency risk on certain U.S. dollar-based debt of foreign subsidiaries. At December 31, 2009, the Company had a $22.6 notional amount cross-currency swap outstanding that exchanges Canadian dollars for U.S. dollars. This swap exchanges the variable interest rate bases of the U.S. dollar balance (3-month U.S. LIBOR plus a spread of 175 basis points) and the equivalent Canadian dollar balance (3-month CAD BA plus a spread of 192 basis points). This swap is designated as fair value hedge on a U.S. dollar-based term loan of a Canadian subsidiary. Changes in the fair market value of this cross-currency swap are recorded as an offset to the corresponding long-term debt.

Forward Foreign Currency Contracts

The Company uses foreign currency contracts to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales and have maturity dates through December 2011. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives is deferred as a component of AOCI and is recognized in earnings at the same time that the hedged item affects earnings and is included in the same caption in the statements of income as the underlying hedged item. At December 31, 2009, the Company had approximately $336 notional amount of foreign currency contracts outstanding that are designated as cash flow hedges of forecasted inventory purchases and sales. For 2009, 2008 and 2007, deferred net (losses) / gains of $20.1, ($7.1) and ($3.2), respectively, were reclassified from AOCI and recognized in earnings. At December 31, 2009, the deferred net losses of $9.2 within AOCI are primarily expected to be reclassified to earnings for the year ending December 31, 2010.

At December 31, 2009, the Company had outstanding approximately $49 notional amount of foreign currency contracts that are not designated as effective hedges for accounting purposes and have maturity dates through August 2011. Fair market value gains or losses are included in the results of operations and are classified in SG&A.

In January 2010, the Company entered into foreign currency contracts to purchase €125 as a hedge against the Euro purchase price of the Acquisition (see Note 3). These foreign currency contracts, which mature on April 1, 2010, are not designated as effective hedges for accounting purposes and the fair market value gains or losses will be included in the results of operations.

Commodity Contracts

The Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of the Company's raw materials. These derivatives provide the Company with maximum cost certainty, and in certain instances allow the Company to benefit should the cost of the commodity fall below certain dollar levels. At December 31, 2009, the Company had outstanding approximately $13 notional amount of commodity-based derivatives that are not designated as effective hedges for accounting purposes and have maturity dates through September 2010. Fair market value gains or losses are included in the results of operations and are classified in SG&A.

The following table presents the fair value of derivative financial instruments as of December 31, 2009:

	December 31, 2009		
	Fair Value of Derivatives		Weighed Average
(In millions)	Asset (1)	Liability (1)	Maturity (years)
Derivatives designated as effective hedges:			
Cash flow hedges:			
Interest rate swaps	$ —	$ 15.2	1.3
Foreign currency contracts	3.7	10.4	0.6
Fair value hedges:			
Cross-currency swaps	—	2.8	2.1
Subtotal	3.7	28.4	
Derivatives not designated as effective hedges:			
Interest rate swaps - cash flow hedges	—	0.9	0.5
Interest rate swaps - fair value hedges	—	15.5	7.3
Foreign currency contracts	0.8	1.0	0.3
Commodity contracts	1.3	—	0.4
Subtotal	2.1	17.4	
Total	$ 5.8	$ 45.8	

(1) Consolidated balance sheet locations:
Asset: Other non-current assets
Liability: Other non-current liabilities

The following table presents gain and loss activity (on a pretax basis) for 2009 related to derivative financial instruments designated as effective hedges:

(In millions)	2009 Gain/(Loss) Recognized in OCI (a)	2009 Gain/(Loss) Reclassified from AOCI to Income	2009 Gain/(Loss) Recognized in Income (b)
Derivatives designated as effective hedges:			
Cash flow hedges:			
Interest rate swaps	$ 14.1	$ 4.8	$ —
Foreign currency contracts	(10.1)	20.1	(7.6)
Total	$ 4.0	$ 24.9	$ (7.6)
Location of gain/(loss) in the consolidated statement of income:			
Net sales		$ 0.2	$ —
Cost of sales		19.9	—
SG&A		—	(7.6)
Interest expense		4.8	—
Total		$ 24.9	$ (7.6)

(a) Represents effective portion recognized in Other Comprehensive Income ("OCI")

(b) Represents portion excluded from effectiveness testing

The following table presents gain and loss activity (on a pretax basis) for 2009 related to derivative financial instruments not designnated as effective hedges:

(In millions)	2009 Gain/(Loss) Recognized in Income (a)
Derivatives not designated as effective hedges:	
Cash flow hedges:	
Interest rate swaps	$ 1.2
Foreign currency contracts	0.1
Commodity contracts	7.6
Subtotal	8.9
Fair value hedges:	
Interest rate swaps	(10.5)
Total	$ (1.6)

(a) Classified in SG&A

11. Commitments and Contingencies

Operating Leases

The Company conducts its operations in various leased facilities under leases that are classified as operating leases for financial statement purposes. Certain leases provide for payment of real estate taxes, common area maintenance, insurance and certain other expenses. Lease terms may have escalating rent provisions and rent holidays which are expensed on a straight-line basis over the term of the lease, and expire at various dates through 2025. Also, certain equipment used in Company operations is leased under operating leases.

Operating lease commitments at December 31, 2009 are as follows:

(In millions)

Years Ending December 31,	Amount
2010	$ 55.1
2011	46.9
2012	39.7
2013	35.3
2014	29.3
Thereafter	88.2
Total	$ 294.5

The fixed operating lease commitments detailed above assume that the Company continues the leases through their initial lease terms. Rent expense, including equipment rentals, was $88.0, $82.9 and $72.0 for 2009, 2008 and 2007, respectively.

Contingencies

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Company or certain of its subsidiaries have been identified by the United States Environmental Protection Agency ("EPA") or a state environmental agency as a Potentially Responsible Party ("PRP") pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company or its subsidiaries is currently involved in will have a material adverse effect upon the Company's consolidated financial condition, results of operations or cash flows. It is possible that, as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

Environmental

The Company's operations are subject to certain federal, state, local and foreign environmental laws and regulations in addition to laws and regulations regarding labeling and packaging of products and the sales of products containing certain environmentally sensitive materials.

In addition to ongoing environmental compliance at its operations, the Company also is actively engaged in environmental remediation activities, the majority of which relate to divested operations and sites. Various of the Company's subsidiaries have been identified by the EPA or a state environmental agency as a PRP pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites (collectively, the "Environmental Sites"). The Company has established reserves to cover the anticipated probable costs of investigation and remediation, based upon periodic reviews of all sites for which they have, or may have, remediation responsibility. The Company accrues environmental investigation and remediation costs when it is probable that a liability has been incurred, the amount of the liability can be reasonably estimated and their responsibility for the liability is established. Generally, the timing of these accruals coincides with the earlier of formal commitment to an investigation plan, completion of a feasibility study or a commitment to a formal plan of action. The Company accrues its best estimate of investigation and remediation costs based upon facts known at such dates and because of the inherent difficulties in estimating the ultimate amount of environmental costs, which are further described below, these estimates may materially change in the future as a result of the uncertainties described below. Estimated costs, which are based upon experience with similar sites and technical evaluations, are judgmental in nature and are recorded at discounted amounts without considering the impact of inflation and are adjusted periodically to reflect changes in applicable laws or regulations, changes in available technologies and receipt by the Company of new information. It is difficult to estimate the ultimate level of future environmental expenditures due to a number of uncertainties surrounding environmental liabilities. These uncertainties include the applicability of laws and regulations, changes in environmental remediation requirements, the enactment of additional regulations, uncertainties surrounding remediation procedures including the development of new technology, the identification of new sites for which various of the Company's subsidiaries could be a PRP, information relating to the exact nature and extent of the contamination at each Environmental Site and the extent of required cleanup efforts, the uncertainties with respect to the ultimate outcome of issues which may be actively contested and the varying costs of alternative remediation strategies.

Due to the uncertainty described above, the Company's ultimate future liability with respect to sites at which remediation has not been completed may vary from the amounts reserved as of December 31, 2009.

The Company believes that the costs of completing environmental remediation of all sites for which the Company has a remediation responsibility have been adequately reserved and that the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Litigation

The Company and/or its subsidiaries are involved in various lawsuits arising from time to time that the Company considers ordinary routine litigation incidental to its business. Amounts accrued for litigation matters represent the anticipated costs (damages and/or settlement amounts) in connection with pending litigation and claims and related anticipated legal fees for defending such actions. The costs are accrued when it is both probable that a liability has been incurred and the amount can be reasonably estimated. The accruals are based upon the Company's assessment, after consultation with counsel (if deemed appropriate), of probable loss based on the facts and circumstances of each case, the legal issues involved, the nature of the claim made, the nature of the damages sought and any relevant information about the plaintiffs and other significant factors that vary by case. When it is not possible to estimate a specific expected cost to be incurred, the Company evaluates the range of probable loss and records the minimum end of the range. The Company believes that anticipated probable costs of litigation matters have been adequately reserved to the extent determinable. Based on current information, the Company believes that the ultimate conclusion of the various pending litigation of the Company, in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Product Liability

As a consumer goods manufacturer and distributor, the Company and/or its subsidiaries face the risk of product liability and related lawsuits involving claims for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods.

The Company and/or its subsidiaries are therefore party to various personal injury and property damage lawsuits relating to their products and incidental to its business. Annually, the Company sets its product liability insurance program which is an occurrence-based program based on the Company and its subsidiaries' current and historical claims experience and the availability and cost of insurance. The Company's product liability insurance program generally includes a self-insurance retention per occurrence.

Cumulative amounts estimated to be payable by the Company with respect to pending and potential claims for all years in which the Company is liable under its self-insurance retention have been accrued as liabilities. Such accrued liabilities are based on estimates (which include actuarial determinations made by an independent actuarial consultant as to liability exposure, taking into account prior experience, number of claims and other relevant factors); thus, the Company's ultimate liability may exceed or be less than the amounts accrued. The methods of making such estimates and establishing the resulting liability are reviewed on a regular basis and any adjustments resulting therefrom are reflected in current operating results.

Based on current information, the Company believes that the ultimate conclusion of the various pending product liability claims and lawsuits of the Company, in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

12. Taxes on Income

The components of the provision for income taxes attributable to continuing operations were as follows:

	Years Ended December 31,		
(In millions)	2009	2008	2007
Current income tax expense:			
U.S. federal	$ (7.9)	$ 0.5	$ 5.6
Foreign	55.4	62.1	49.2
State and local	2.0	0.2	1.1
Total	49.5	62.8	55.9
Deferred income tax expense (benefit):			
U.S. federal	54.1	(19.9)	(11.2)
State, local and other, net of federal tax benefit	8.3	(3.9)	(2.9)
Foreign	(1.2)	(12.7)	(3.3)
Total	61.2	(36.5)	(17.4)
Total income tax provision	$110.7	$ 26.3	$ 38.5

The difference between the federal statutory income tax rate and the Company's reported income tax rate as a percentage of income (loss) from operations is reconciled as follows:

	Years Ended December 31,		
	2009	2008	2007
Federal statutory tax rate	35.0%	(35.0)%	35.0%
Increase (decrease) in rates resulting from:			
State and local taxes, net	0.4	(24.3)	(4.6)
Foreign rate differences	(2.3)	(26.0)	(6.8)
Non-deductible compensation	3.3	12.3	6.6
Foreign earnings not permanently reinvested	10.7	43.2	18.0
Tax settlements and related adjustments	(3.6)	1.0	7.0
Goodwill impairment	—	102.7	—
Valuation allowance	1.4	7.7	—
Venezuela inflationary adjustment and tax exempt income	(5.4)	(4.1)	—
Foreign dividends	7.7	—	—
Other	(1.0)	3.2	2.5
Reported income tax rate	46.2%	80.7%	57.7%

Foreign pre-tax income was approximately $218 million, $165 million, and $144 million for 2009, 2008, and 2007, respectively.

Deferred tax assets (liabilities) are comprised of the following:

	As of December 31,	
(In millions)	2009	2008
Intangibles	$ (298.8)	$ (296.8)
Goodwill	(78.2)	(68.5)
Financial reporting amount of a subsidiary in excess of tax basis	(72.5)	(72.5)
Foreign earnings not permanently reinvested	(40.5)	(16.8)
Property and equipment	(5.9)	(3.2)
Other	(22.7)	(26.6)
Gross deferred tax liabilities	(518.6)	(484.4)
Net operating loss	122.3	150.0
Accounts receivable allowances	13.8	14.4
Inventory valuation	40.4	44.2
Pension and postretirement	37.9	51.4
Stock-based compensation	16.9	14.7
Other compensation and benefits	13.6	14.8
Operating reserves	74.4	75.9
Other	83.7	61.5
Gross deferred tax assets	403.0	426.9
Valuation allowance	(32.1)	(28.0)
Net deferred tax liability	$ (147.7)	$ (85.5)

The Company continually reviews the adequacy of the valuation allowance. A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that a deferred tax asset will not be realized. This assessment is based on an evaluation of the level of historical taxable income and projections for future taxable income. During 2009, the Company's valuation allowance was increased by $4.1 due to the inability to benefit from $3.4 of certain state and foreign losses.

At December 31, 2009, the Company had net operating losses ("NOLs") of approximately $1.1 billion for domestic tax purposes. Of this amount, approximately $1 billion were acquired through acquisitions, of which approximately $849 are not reflected in the consolidated financial statements. Additionally, approximately $1.0 billion of these domestic NOLs are subject to varying limitations on their use under Section 382 of the Internal Revenue Code of 1986, as amended.

The Company has also accumulated or acquired through acquisitions approximately $108 of foreign NOLs. Of the total foreign NOLs, $0.1 will expire in 2010. Approximately $108 of the foreign NOLs will expire in years subsequent to 2010, and approximately $86 have an unlimited life.

The Company and/or its subsidiaries are subject to federal, state and foreign income tax audits. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations.

Generally, the Company intends to indefinitely reinvest undistributed earnings of certain of its foreign subsidiaries outside the United States. As a result the Company has not provided for U.S. income taxes on undistributed foreign earnings of approximately $704 at December 31, 2009. The Company intends to permanently reinvest these earnings in the future growth of its foreign businesses. Determination of the amount of unrecognized deferred U.S. income liability is not practicable because of the complexities associated with its hypothetical calculation. In 2009 and 2008, the Company recorded a deferred tax charge of $23.7 and $7.9, respectively, related to profits that were deemed not to be permanently reinvested outside of the United States.

The following table sets forth the details and the activity related to unrecognized tax benefit of and for the years ended December 31, 2009 and 2008:

(In millions)	2009	2008
Unrecognized tax benefits, January 1,	$ 73.0	$ 96.7
Increases (decreases):		
Acquisitions	—	(22.6)
Tax positions taken during the current period	2.0	2.7
Tax positions taken during a prior period	(19.1)	(0.6)
Settlements with taxing authorities	(2.4)	(2.8)
Other	(2.0)	(0.4)
Unrecognized tax benefits, December 31,	$ 51.5	$ 73.0

During 2009, the change in the unrecognized tax benefits primarily relates to the expiration of certain statutes of limitations, the redetermination of required reserves and tax settlements made during the year. The decrease in unrecognized tax benefits related to expiring statutes totaled $7.1. Also during 2009, the Company paid $2.4 to settle certain tax audits for foreign subsidiaries in their local jurisdictions. During 2008, the change in the unrecognized tax benefits primarily relates to the adjustment of acquired unrecognized tax benefits and the settlement of the Company's 2003 and 2004 domestic audits. The amount of gross unrecognized tax benefits recorded at the date of acquisition of K2 and Pure Fishing were approximately $7.1 and $4.4, respectively. At December 31, 2009, the amount of gross unrecognized tax benefits that, if recognized, would affect the reported tax rate is $51.5. The Company has no indemnification for any of the gross unrecognized tax benefit from the sellers of acquired companies.

The Company conducts business globally and, as a result, the Company or its subsidiaries file income tax returns in the U.S. federal jurisdiction, various state, local, and foreign jurisdictions. In the normal course of business, the Company or its subsidiaries are subject to examination by tax authorities throughout the world, including such major jurisdictions as Canada, France, Germany, Hong Kong, Japan, Mexico, Venezuela, the United Kingdom, and the United States. As of December 31, 2009, the Company remains subject to examination by federal tax authorities for certain tax years and is currently under examination for the income tax filings in various state and foreign jurisdictions.

At December 31, 2009, the Company believes it has no material tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits may significantly change within twelve months.

The Company classifies all interest expense and penalties on uncertain tax positions as income tax expense, which is consistent with the classification in prior years. As of December 31, 2009, and 2008, the liability for tax-related interest expense was $2.8 and $8.6, respectively. Additionally, the 2009 and 2008 provision for income taxes includes tax-related interest income (expense) of $1.0 and ($0.5), respectively.

13. Stockholders' Equity and Share-Based Awards

The Company maintains the 2009 Stock Incentive Plan and the Amended and Restated 2003 Stock Incentive Plan, as amended, which allows for grants of stock options, restricted stock and short-term cash awards. There were approximately 6.2 million share-based awards collectively available for grant under these stock plans at December 31, 2009.

Stock Options

A summary of the Company's stock option activity in 2009, 2008 and 2007 is as follows *(Shares in thousands)*:

	2009		2008		2007	
(Shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	3,765.0	$ 17.09	3,431.2	$ 16.88	4,101.2	$ 17.38
Granted	549.8	20.27	871.5	20.88	—	—
Exercised	(951.9)	9.31	(186.8)	11.29	(457.4)	18.39
Cancelled	(229.1)	24.79	(350.9)	27.5	(212.6)	23.41
Options outstanding, end of year	3,133.8	$ 19.45	3,765.0	$ 17.09	3,431.2	$ 16.88
Options exercisable, end of year	2,088.0	$ 18.90	2,774.8	$ 15.31	2,484.4	$ 12.07
Other stock option data:						
Weighted average per share grant date fair value of grants during the year		$ 9.91		$ 7.44		$ —

Significant option grants outstanding at December 31, 2009 and related weighted average price and remaining life information is as follows:

	Options Outstanding			Options Exercisable	
(Shares in thousands) Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Number Exercisable	Weighted Average Exercise Price
$2.43 – $ 8.19	42.9	$ 4.38	1.96	42.9	$ 4.38
$8.60 – $13.14	933.9	9.96	2.90	921.9	9.94
$14.30 – $21.40	1,365.0	20.66	5.85	335.8	20.75
$21.90 – $28.57	154.1	23.95	4.28	149.6	23.88
$29.46 – $37.99	637.9	30.68	2.35	637.8	30.68
	3,133.8	$ 19.45	4.14	2,088.0	$ 18.90

The Company does not use cash to settle any of its options or restricted share awards and when available issues shares from its treasury stock instead of issuing new shares. The total intrinsic value of options exercised for 2009, 2008 and 2007, based upon the market price upon exercise, was approximately $18.6, $2.1, and $9.9, respectively. The common stock options granted during 2009 and 2008, vest ratably over the explicit service period.

The weighted average assumptions used to determine the fair value of options granted is as follows:

	2009	2008	2007
Expected volatility	58.3%	37.7%	—
Risk-free interest rates	2.3%	3.2%	—
Expected life (in years)	4.5	4.5	—

Restricted Shares of Common Stock

The Company issues restricted share awards whose restrictions lapse upon either the passage of time (service vesting), achieving performance targets, attaining Company common stock price thresholds, or some combination of these restrictions. For those restricted share awards with common stock price thresholds, the fair values were determined using a Monte Carlo simulation embedded in a lattice model. The fair value for all other restricted share awards were based on the closing price of the Company's common stock on the dates of grant.

A summary of the Company's restricted share activity for 2009, 2008 and 2007 is as follows:

(Shares in thousands)	Shares	Weighted Average Fair Value
Outstanding as of December 31, 2006	2,800.1	$ 30.60
Granted	2,057.7	34.94
Released	(2,470.6)	31.05
Cancelled	(338.5)	31.84
Outstanding as of December 31, 2007	2,048.7	33.98
Granted	277.4	19.51
Released	(581.4)	30.18
Cancelled	(286.0)	31.13
Outstanding as of December 31, 2008	1,458.7	33.30
Granted	1,654.3	21.83
Released	(1,219.9)	24.63
Cancelled	(129.5)	31.13
Outstanding as of December 31, 2009	1,763.6	$ 28.70

For those restricted awards with common stock price thresholds, the weighted average grant date fair values of these awards were $10.99, $17.30 and $37.34 for the years ended December 31, 2009, 2008 and 2007, respectively, based on the following assumptions:

	2009	2008	2007
Expected volatility	50.4%	37.0%	36.4%
Risk-free interest rates	1.4%	3.3%	4.6%
Derived service periods (in years)	0.2	2.4	0.6

For all other restricted share awards, the weighted average grant date fair values $24.08, $19.6 and $33.47 for the years ended December 31, 2009, 2008 and 2007, respectively.

In 2009, the Company granted a total of approximately 1.7 million restricted share awards. As part of these awards, in January 2009, the Board approved the granting of 0.3 million restricted shares of the Company's common stock to certain executive officers of the Company. The grant date fair value of these awards was $10.99 per share with an aggregate fair value of $3.1 for the grant and a vesting price of $12.88 per share. Additionally, in December 2009, the Board granted 0.6 million restricted share awards to certain executive officers of the Company. These awards, which vested immediately, are subject to certain sales restrictions and had a grant date fair value of $28.53 per share for an aggregate fair value of $17.1. The remaining 0.8 million restricted share awards had an aggregate fair value of $15.9 and vest if the Company achieves certain earnings performance targets over a 3 year period.

In 2008, the majority of the restricted shares granted were primarily performance based awards which vest upon achievement of certain internal performance measures and fulfillment of the explicit service periods.

In 2007, the Company granted a total of approximately 2.1 million restricted awards. As part of these awards, in May 2007, the Board approved the granting of an aggregate of 0.4 million restricted shares of the Company's common stock to certain executive officers of the Company. The grant date fair value of these restricted share awards was $39.93 per share with an aggregate fair value of $14.6 for the grant and a vesting stock price of $48.70 per share. In November 2007, the Company accelerated the vesting of these and other restricted share awards for certain employees who in exchange forfeited the right to certain termination benefits. Additionally, the affected employees are restricted from selling a portion of the shares through 2012, subject to certain exceptions. As a result, the Company recorded a charge of $22.8 and the number common shares outstanding increased by approximately 0.8 million shares. The other restricted awards granted by the Company during 2007 vest primarily by achieving certain performance measures or common stock price thresholds in addition to rendering explicit service requirements. Approximately 0.4 million awards were granted with common stock thresholds and the weighted average grant date fair value was $35.06 per share with an aggregate fair value of $14.5. Approximately 1.3 million awards were granted with performance measures and the weighted average grant date fair value of these awards was $33.47 per share with an aggregate fair value of $42.8.

As of December 31, 2009, there was $24.1 of unrecognized compensation cost related to non-vested share-based awards. Those costs are expected to be recognized through 2012 over a weighted-average period of approximately 13 months.

During January 2010, the Board authorized the grant of 1.4 million restricted share awards to certain executive officers. These awards have a 5 year legal life and their restrictions lapse if and when the Company achieves certain earnings per share targets. The aggregate fair market value of the awards was approximately $42.8 million based on a grant date fair value of $32.00 per share.

Stockholders' Equity

In September 2009, the Company announced that the Board had decided to initiate a quarterly cash dividend of $0.075 per share of the Company's common stock. The Company expects that the quarterly dividends going forward will be paid during the last week of October, January, April and July, and anticipates a total annual dividend of $0.30 per share of common stock. However, the actual declaration of any future cash dividends, and the establishment of record and payment dates, will be subject to final determination by the Board each quarter after its review of the Company's financial performance. Cash dividends paid to stockholders in 2009 totaled $6.7. On December 16, 2009, the Board declared quarterly cash dividend of $0.075 per share of the Company's common stock or approximately $6.7 paid on January 29, 2010 to stockholders of record as of the close of business on January 4, 2010.

In April 2009, the Company completed an equity offering of 12 million newly-issued shares of common stock at $17.50 per share. The net proceeds to the Company, after the payment of underwriting discounts and other expenses of the offering, was approximately $203 million.

In November 2008, the Board declared a dividend of one preferred share purchase right (a "Right") in connection with its adoption of a Rights Agreement dated as of November 19, 2008 (the "Plan"), for each outstanding share of common stock of the Company on December 1, 2008 (the "Record Date"). Each share of common stock issued after the Record Date will be issued with an attached Right. The Rights had an original expiration date of November 19, 2011. In April 2009, the Board approved the early termination of the Plan effective November 18, 2009.

In November 2007, the Board authorized a new stock repurchase program that would allow the Company to repurchase up to $100 of its common stock. The Company repurchased approximately 1.5 million and 1.1 million shares of its common stock in 2008 and 2007, respectively, under this plan at an average price per share of $15.12 and $26.58, respectively. There were no shares repurchased under this plan in 2009.

In August 2007, in connection with the K2 acquisition, the Company issued approximately 5.3 million shares of common stock (see Note 3).

The common stock warrant (the "Warrant") issued in connection with the Pure Fishing acquisition (see Note 3) grants the holder the right to at any time after one year from the date of issue to purchase approximately 2.2 million shares of Jarden common stock at an initial exercise price of $45.32 per share (subject to adjustment as provided therein). The Warrant, which has an initial fair value of approximately $13, must be exercised in full and expires on March 31, 2012. The Company has the option to require the holder to exercise the Warrant if at any time after one year from the date of issuance if the closing price of Jarden's common stock exceeds $50.99 per share (subject to equitable adjustment for certain transactions) for a period of three consecutive trading days. If the holder of the Note, also issued in connection with the Pure Fishing acquisition (see Note 3) causes Jarden to redeem the Note, then the threshold price for the right of mandatory exercise of the Warrant will be reduced from the aforementioned $50.99 per share to $45.32 per share.

14. Earnings Per Share Calculation

A computation of the weighted average shares outstanding is as follows:

	Years Ended December 31,		
(In millions)	2009	2008	2007
Weighted average shares outstanding:			
Basic	84.1	75.2	71.9
Dilutive share-based awards *(1)*	0.7	—	1.4
Diluted	84.8	75.2	73.3

(1) For 2008, excludes 1.1 million potentially dilutive share-based awards as their effect would be anti-dilutive.

Stock options and warrants to purchase approximately 2.9 million, 3.1 million and 3.1 million shares of the Company's common stock at December 31, 2009, 2008 and 2007 had exercise prices that exceeded the average market price of the Company's common stock for the three months ended December 31, 2009, 2008 and 2007, respectively. As such, these share-based awards did not affect the computation of diluted earnings per share.

15. Employee Benefit Plans

The Company maintains defined benefit pension plans for certain of its employees and provides certain postretirement medical and life insurance benefits for a portion of its employees. At December 31, 2009, substantially all the domestic pension and postretirement plans are frozen to new entrants and to future benefit accruals. Benefit obligations are calculated using generally accepted methods. Actuarial gains and losses are amortized using the corridor method over the average remaining service life of its active employees. The pension and postretirement benefit obligations are measured as of December 31 for 2009 and 2008.

Net Periodic Expense

The components of net periodic pension and postretirement benefit expense for 2009, 2008 and 2007 are as follows:

	Pension Benefits								
	2009			2008			2007		
(In millions)	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Service cost	$ 0.2	$ 0.9	$ 1.1	$ 0.2	$ 1.0	$ 1.2	$ 0.4	$ 0.8	$ 1.2
Interest cost	18.4	1.8	20.2	18.3	1.9	20.2	15.9	1.2	17.1
Expected return on plan assets	(12.5)	(0.9)	(13.4)	(18.5)	(1.2)	(19.7)	(14.7)	(0.8)	(15.5)
Amortization:									
Prior service cost	—	—	—	—	—	—	0.1	—	0.1
Net actuarial loss	4.8	—	4.8	—	—	—	0.2	—	0.2
Net periodic cost	10.9	1.8	12.7	—	1.7	1.7	1.9	1.2	3.1
Curtailments and settlements	0.5	0.1	0.6	0.3	(0.1)	0.2	0.9	—	0.9
Total expense	$11.4	$ 1.9	$13.3	$ 0.3	$ 1.6	$ 1.9	$ 2.8	$ 1.2	$ 4.0
Assumptions									
Weighted average assumption used to calculate net periodic cost:									
Discount rate	6.19%	5.57%	6.13%	6.21%	5.37%	6.12%	5.88%	4.95%	5.80%
Expected return on plan assets	8.18%	5.19%	7.94%	8.14%	5.72%	7.94%	8.11%	5.94%	8.00%
Rate of compensation increase	—	2.95%	4.07%	—	4.07%	4.07%	—	3.80%	3.80%

	Postretirement Benefits		
(In millions)	2009	2008	2007
Service cost	$ 0.1	$ 0.2	$ 0.4
Interest cost	0.5	1.1	1.2
Amortization:			
Prior service benefit	(0.8)	(0.8)	(0.3)
Net actuarial (gain)/loss	(0.1)	(0.5)	(0.4)
Net periodic cost (credit)	(0.3)	—	0.9
Curtailments and settlements	—	(16.2)	—
Total expense (credit)	$ (0.3)	$ (16.2)	$ 0.9
Assumptions			
Weighted average assumption used to calculate net periodic cost:			
Discount rate	6.25%	6.25%	5.85%
Rate of compensation increase	—	3.0%	3.0%

The amount of AOCI expected to be recognized in net periodic benefit cost for the year ending December 31, 2010 is as follow:

	Pension Benefits			
(In millions)	Domestic	Foreign	Total	Postretirement
Prior service cost	$ —	$ —	$ —	$ 0.8
Net actuarial loss (gain)	(3.4)	—	(3.4)	0.1
	$ (3.4)	$ —	$ (3.4)	$ 0.9

Funded Status

The following provides a reconciliation of the benefit obligation, plan assets and the funded status of the pension and postretirement plans as of December 31, 2009 and 2008:

	Pension Benefits						Postretirement Benefits	
	2009			2008			2009	2008
(In millions)	Domestic	Foreign	Total	Domestic	Foreign	Total		
Change in benefit obligation:								
Benefit obligation at beginning of year	$ 308.1	$ 32.2	$ 340.3	$ 307.6	$ 37.4	$ 345.0	$ 8.4	$ 18.7
Service cost	0.2	0.9	1.1	0.2	1.0	1.2	0.1	0.2
Interest cost	18.4	1.8	20.2	18.3	1.9	20.2	0.5	1.1
Curtailments and settlements	(1.2)	(0.2)	(1.4)	(0.7)	(1.6)	(2.3)	—	—
Amendments	—	—	—	—	—	—	—	(8.8)
Actuarial loss (gain)	12.7	0.4	13.1	5.7	(1.3)	4.4	—	(2.6)
Participant contributions	—	—	—	—	0.1	0.1	0.5	0.7
Benefits paid	(21.8)	(1.8)	(23.6)	(26.9)	(2.3)	(29.2)	(1.3)	(1.3)
Adjustment to initially apply the measurement date provisions of Guidance for benefit obligations (see Note 2)	—	—	—	3.9	0.4	4.3	—	0.3
Foreign currency translation and other	—	1.8	1.8	—	(3.4)	(3.4)	—	0.1
Benefit obligation at end of year *(1)*	316.4	35.1	351.5	308.1	32.2	340.3	8.2	8.4
Change in plan assets:								
Fair value of plan assets at beginning of year	$ 186.4	$ 17.2	$ 203.6	$ 259.7	$ 22.8	$ 282.5	$ —	$ —
Actual return on plan assets	33.4	1.7	35.1	(61.9)	(1.1)	(63.0)	—	—
Company contributions	7.5	1.7	9.2	16.2	2.1	18.3	0.8	0.6
Settlements	(1.2)	(0.2)	(1.4)	(0.7)	(1.0)	(1.7)	—	—
Participant contributions	—	—	—	—	0.1	0.1	0.5	0.7
Benefits paid	(21.8)	(1.8)	(23.6)	(26.9)	(2.3)	(29.2)	(1.3)	(1.3)
Foreign currency translation and other	—	1.6	1.6	—	(3.4)	(3.4)	—	—
Fair value of plan assets at end of year	204.3	20.2	224.5	186.4	17.2	203.6	—	—
Net (liability) recognized in the consolidated balance sheet	$(112.1)	$ (14.9)	$(127.0)	$ (121.7)	$ (15.0)	$(136.7)	$ (8.2)	$ (8.4)
Assumptions								
Weighted average assumption used to calculate benefit obligation:								
Discount rate	5.79%	5.20%	5.73%	6.19%	5.57%	6.13%	5.85%	6.25%
Rate of compensation increase	—	3.32%	3.32%	—	2.95%	2.95%	—	3.00%
Healthcare cost trend rate:								
Current:								
Pre-Age 65	—	—	—	—	—	—	7.00%	7.25%
Post-Age 65	—	—	—	—	—	—	7.40%	7.75%
Ultimate	—	—	—	—	—	—	4.50%	4.50%

(1) The accumulated benefit obligation for all defined benefit pension plans was $349.4 and $338.5 at December 31, 2009 and 2008, respectively.

Amounts recognized in the Company's consolidated balance sheets consist:

(In millions)	Pension Benefits 2009	Pension Benefits 2008	Postretirement Benefits 2009	Postretirement Benefits 2008
Other Assets	$ 1.2	$ 0.6	$ —	$ —
Accrued benefit cost	(128.2)	(137.3)	(8.2)	(8.4)
Net amount recognized	$ (127.0)	$ (136.7)	$ (8.2)	$ (8.4)

Summary of under-funded or non-funded pension benefit plans with projected benefit obligation in excess of plan assets as of December 31, 2009 and 2008:

(In millions)	Pension Benefits 2009	Pension Benefits 2008
Projected benefit obligation	$ 342.3	$ 331.8
Fair value of plan assets	214.1	194.4

Summary of pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2009 and 2008:

(In millions)	Pension Benefits 2009	Pension Benefits 2008
Accumulated benefit obligation	$ 340.4	$ 330.0
Fair value of plan assets	214.1	194.4

The Company employs a total return investment approach for its pension plans whereby a mix of equities and fixed income investments are used to maximize the long-term return of pension plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and the Company's financial condition. The domestic investment portfolios contain a diversified blend of equity and fixed-income investments. The domestic equity investments are diversified across geography and market capitalization through investments in U.S. large-capitalization stocks, U.S. small-capitalization stocks and international securities. The domestic fixed income investments are primarily comprised of investment-grade and high-yield securities through investments in corporate and government bonds, government agencies and asset backed securities. The Level 1 and Level 2 investments are primarily based upon quoted market prices and the classification between Level 1 and Level 2 are based upon the valuation frequency of the investments. The domestic Level 3 investments are primarily comprised of hedge fund of funds whose assets are primarily valued based upon the net asset value per share and an insurance contract valued at contract value. The Company maintains numerous foreign defined benefit pension plans. The asset allocations for the foreign investment may vary by plan and jurisdiction and are primarily based upon the plan structure and plan participant profile. The foreign Level 3 investments are primarily comprised of an insurance contract valued at contract value. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The expected long-term rate of return for plan assets is based upon many factors including expected asset allocations, historical asset returns, current and expected future market conditions, risk and active management premiums. The expected long-term rate of return is adjusted when there are fundamental changes in expected returns on the Company's defined benefit pension plan's investments. The Company's target asset allocation for 2009 and 2008 is as follows: equities—45%-60%; bonds—25%-40%; and cash alternatives investments and other—0%-30%. Actual asset allocations may vary from the targeted allocations for various reasons, including market conditions and the timing of transactions.

The composition of domestic pension plan assets at December 31, 2009 is as follow:

(In millions)	Fair Value Measurements of Plan Assets - Domestic Plan December 31, 2009			
Asset Category	**Level 1**	**Level 2**	**Level 3**	**Total**
Equity securities and funds:				
Domestic	$ 34.0	$ —	$ —	$ 34.0
International	15.3	11.3	—	26.6
Fixed income securities and funds:				
Investment-grade	40.5	25.9	—	66.4
High-yield	—	7.7	—	7.7
Alternative Investments	—	27.4	6.5	33.9
Cash and other	34.4	—	1.3	35.7
Total	$ 124.2	$ 72.3	$ 7.8	$ 204.3

The composition of foreign pension plan assets at December 31, 2009 is as follows:

(In millions)	Fair Value Measurements of Plan Assets - Foreign Plans December 31, 2009			
Asset Category	**Level 1**	**Level 2**	**Level 3**	**Total**
Equity securities and funds	$ 5.1	$ —	$ —	$ 5.1
Fixed income securities and funds	6.6	—	7.7	14.3
Cash and other	0.8	—	—	0.8
Total	$ 12.5	$ —	$ 7.7	$ 20.2

The activity for Level 3 pension plan assets for 2009 is a follows:

(In millions)	Level 3 Pension Plan Assets Domestic Plans	Foreign Plans
Balance, December 31, 2008	$ 9.2	$ 7.2
Actual return on plan assets:		
Relating to assets held at year-end	0.3	0.6
Purchases, sales and settlements, net	(1.7)	(0.1)
Balance, December 31, 2009	$ 7.8	$ 7.7

Domestic Contributions

In 2010, the Company expects to make cash contributions of approximately $28.6 and $1.0 to its domestic pension and postretirement plans, respectively. These contributions are for both funded and unfunded plans and are net of participant contributions.

Foreign Contributions

The Company funds its pension plans in amounts consistent with applicable laws and regulations and expects to make cash contributions of approximately $2.4 in 2010.

Information about the expected benefit payments for the Company's pension and postretirement plans are as follows:

(In millions)

Years Ending December 31,	**Pension Plans**	**Postretirement Plans**
2010 *(1)*	$ 40.0	$ 1.0
2011	23.8	0.9
2012	23.6	0.7
2013	23.5	0.6
2014	24.6	0.6
Next 5 years	120.4	3.0
Total	$ 255.9	$ 6.8

(1) Includes approximately $16 related to the anticipated settlement of a domestic pension plan.

The current healthcare cost trend rate gradually declines through 2012 to the ultimate trend rate and remains level thereafter. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

(In millions)	**1% Increase**	**1% Decrease**
Service and interest cost components of postretirement benefit costs	$ —	$ —
Postretirement benefit obligation	0.1	(0.1)

The Company sponsors a defined contribution savings plan for substantially all of its U.S. employees. Under provisions for this plan, employees may contribute a percentage of eligible compensation on both a before-tax basis and after-tax basis. The Company generally matches a percentage of a participating employee's before-tax contributions. For 2009, 2008 and 2007 the defined contribution savings plan expense was $5.7, $9.7 and $8.3, respectively.

16. Reorganization and Acquisition-Related Integration Costs

Reorganization and acquisition-related integration costs (collectively, "reorganization costs") for 2009, 2008 and 2007 are as follows:

(In millions)	Employee Terminations	Other Charges	Impairment	Total
2009				
Charged to Results of Operations:				
Outdoor Solutions	$ 23.5	$ 20.8	$ 4.2	$ 48.5
Consumer Solutions	2.9	0.9	—	3.8
	$ 26.4	$ 21.7	$ 4.2	$ 52.3

(In millions)	Employee Terminations	Other Charges	Impairment	Total
2008				
Charged to Results of Operations:				
Outdoor Solutions	$ 14.7	$ 17.9	$ —	$ 32.6
Branded Consumables	7.4	3.3	—	10.7
Process Solutions	3.6	1.6	3.7	8.9
Corporate	4.1	3.5	—	7.6
Subtotal	29.8	26.3	3.7	59.8
Capitalized as a Cost of Acquisition:				
Outdoor Solutions	2.5	3.5	—	6.0
Corporate	0.4	—	—	0.4
	$ 32.7	$ 29.8	$ 3.7	$ 66.2

(In millions)	Employee Terminations	Other Charges	Impairment	Total
2007				
Charged to Results of Operations:				
Outdoor Solutions	$ 2.1	$ 6.5	$ 1.1	$ 9.7
Consumer Solutions	4.2	12.8	—	17.0
Branded Consumables	2.4	8.0	4.3	14.7
Process Solutions	0.5	0.1	2.2	2.8
Corporate	1.7	3.2	0.5	5.4
Subtotal	10.9	30.6	8.1	49.6
Capitalized as a Cost of Acquisition:				
Outdoor Solutions	3.4	1.8	—	5.2
	$ 14.3	$ 32.4	$ 8.1	$ 54.8

Capitalized Reorganization Costs

In connection with the K2 acquisition, management approved and initiated plans to restructure the operations of K2. These plans were contemplated at the time of this acquisition and include in part, the elimination of certain duplicative functions and vacating redundant facilities in order to reduce the combined cost structure of the Company. The capitalized costs incurred during 2008 and 2007 primarily relate to workforce reductions associated with the elimination of duplicative functions and other exit costs resulting from the K2 acquisition. These costs were recognized as a liability assumed in the K2 acquisition and were included in the allocation of the cost to acquire K2 and were accrued within the Outdoor Solutions segment.

Jarden Corporation Annual Report 2009 *(Dollars in millions, except per share data and unless otherwise indicated)*

Outdoor Solutions Segment Reorganization Costs

In 2009, the Company initiated plans to rationalize the overall cost structure of the Outdoor Solutions segment through headcount reductions and facility consolidation. These plans consist of restructuring the Company's domestic and European paintball operations, realigning distribution and warehouse facilities both domestically and in Europe, rationalizing manufacturing operations in the Far East and integrating various 2009 tuck-in acquisitions. In 2007, the Company initiated a plan to integrate certain businesses acquired from K2 and Pure Fishing. This plan includes in part, facility closings and headcount reductions. Prior to 2007, the Company implemented various strategic initiatives in the Outdoor Solutions segment. These initiatives included both rationalizing and outsourcing certain European manufacturing facilities and the reorganization of the domestic sales force. Employee termination charges 2009, 2008 and 2007 relate to the implementation of these initiatives.

For 2009, other charges include lease and moving costs ($6.2), contract termination fees ($4.3), professional fees ($4.0) and other costs ($6.3). The impairments charges recorded in 2009 relate to the write-down of certain fixed assets. For 2008 and 2007, other charges relate to the integration of K2 and Pure Fishing and include professional fees ($5.7 and $1.8, respectively), contract termination fees ($0.6 and $0.8, respectively), lease and move costs ($3.7 and $2.2, respectively) and other costs ($7.9 and $1.8, respectively).

As of December 31, 2009, $10.4 of severance and other employee related costs and $10.7 of other costs (primarily lease and other contract termination costs of $8.0) remain accrued for these initiatives.

Consumer Solutions Segment Reorganization Costs

During 2009, the Company initiated plans to rationalize the overall cost structure of the Consumer Solutions segment primarily through headcount reductions. Employee termination charges for 2009 relate to these plans . As a result of acquisitions completed prior to 2007 in the Consumer Solutions segment, the Company determined that significant cost savings could be achieved through leveraging a shared infrastructure. As such, prior to 2007, the Company initiated a plan to integrate certain functions of these businesses, such as distribution and warehousing, information technology and certain administrative functions. This plan was largely completed during 2007. Employee termination charges for 2007 relate to this plan.

For 2007, other charges primarily consist of lease termination costs ($8.0) and professional fees, employee relocation and other charges ($4.8). For 2006, other charges primarily consist of facility closing costs, ($4.2), retention bonuses ($4.3), professional fees ($4.8), travel expenses ($1.7) and relocation costs ($0.6).

As of December 31, 2009, $7.9 of costs, primarily lease obligations, remain accrued for these initiatives.

Branded Consumables Segment Reorganization Costs

In 2007, the Company initiated a plan to consolidate certain non-manufacturing processes across this segment's platform. This plan includes headcount reduction and facility consolidation. Prior to 2007, the Company began implementing a strategic plan to reorganize its Branded Consumables segment and thereby facilitate long-term cost savings and improve management and reporting capabilities. Specific cost savings initiatives include the utilization of certain shared distribution and warehousing services and information systems platforms and outsourcing the manufacturing of certain kitchen products. Employee termination charges in 2007 primarily relate to these plans and all employees under this plan have been terminated.

For 2008 and 2007, other charges primarily consist of facility closing costs ($0.9 and $1.8, respectively) and other costs for professional fees and employee relocation, primarily related to the consolidation of certain non-manufacturing processes across the segment platform ($2.4 and $6.2, respectively).

Impairment costs for 2007 relate to the exit of the casino chip business, which resulted in an impairment charge ($2.9) and the write off of certain other assets related to this business ($1.4).

Process Solutions Segment Reorganization Costs

During 2007, the Company initiated a plan to consolidate manufacturing facilities related to the plastics business. The plan was expected to result in facility closures and headcount reductions. Employee termination and other charges for 2008 primarily relate to this plan and no costs remained accrued at December 31, 2009.

The impairment charge in 2008 primarily relates to the write down of long-lived assets attributable to a plant closure announced in 2008.

The impairment charge in 2007 primarily relates to the write down of long-lived assets used in the production process for certain unprofitable product-lines that were exited during 2007.

Corporate Reorganization Costs

For 2008 and 2007, the severance and other employee benefit-related benefits costs ($4.1 and $1.7, respectively) and other charges ($3.5 and $3.2, respectively), principally professional fees, are primarily due to the integration of certain corporate functions related to the K2 acquisition.

The following table sets forth the details and the activity related to reorganization costs as of and for the years ended December 31, 2009 and 2008:

(In millions)	Accrual Balance at December 31, 2008	Reorganization Costs, net	Payments	Foreign Currency and Other	Accrual Balance at December 31, 2009
Severance and other employee-related	$ 12.3	$ 26.4	$ (27.8)	$ (0.2)	$ 10.7
Other costs	15.8	21.7	(17.1)	(1.7)	18.7
Total	$ 28.1	$ 48.1	$ (44.9)	$ (1.9)	$ 29.4
Impairment		4.2			
		$ 52.3			

		Reorganization Costs, net				
	Accrual Balance at December 31, 2007	Charged to Results of Operations	Capitalized as a Cost of Acquisition	Payments	Foreign Currency and Other	Accrual Balance at December 31, 2008
Severance and other employee-related *(1)*	$ 11.6	$ 29.8	$ 2.9	$ (27.5)	$ (4.5)	$ 12.3
Other costs *(2)*	14.9	26.3	3.5	(30.8)	1.9	15.8
	$ 26.5	$ 56.1	$ 6.4	$ (58.3)	$ (2.6)	$ 28.1
Impairment		3.7				
		$ 59.8				

(1) For 2009 and 2008, the total headcount underlying these costs is approximately 2,700 and 900, respectively. At December 31, 2009, approximately 1,130 employees have not been terminated under the plans.

(2) Amounts accrued at December 31, 2009 for severance and other employee-related will be paid in 2010, while amounts accrued for other costs (principally lease costs) will be paid through 2015.

17. Segment Information

The Company and its chief operating decision makers use "segment earnings" to measure segment operating performance. During the first quarter of 2008, the Company modified the composition of segment earnings to include stock-based compensation. All prior periods have been reclassified to conform to the current presentation.

The Company reports four business segments: Outdoor Solutions, Consumer Solutions, Branded Consumables and Process Solutions. The Company's sales are principally within the United States. The Company's international operations are mainly based in Asia, Canada, Europe and Latin America.

The Outdoor Solutions segment manufactures or sources, markets and distributes global consumer active lifestyle products for outdoor and outdoor-related activities. For general outdoor activities, Coleman® is a leading brand for active lifestyle products, offering an array of products that include camping and outdoor equipment such as air beds, camping stoves, coolers, foldable furniture, gas and charcoal grills, lanterns and flashlights, propane fuel, sleeping bags, tents and water recreation products such as boats, kayaks and tow-behinds. The Outdoor Solutions segment also sells fishing equipment under brand names such as Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®. Team sports equipment for baseball, softball, football, basketball, field hockey and lacrosse products are sold under brand names such as deBeer®, Gait®, Mike®, Rawlings® and Worth®. Alpine and nordic skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas™, Full Tilt®, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. Water sports equipment, personal flotation devices and all-terrain vehicle gear are sold under brand names such as Helium®, Hodgman®, Mad Dog Gear®, Sevylor®, Sospenders® and Stearns®. The Company also sells high performance technical and outdoor apparel and equipment under brand names such as Ex Officio®, Marmot®, Planet Earth® and Zoot®.

The Consumer Solutions segment manufactures or sources, markets, and distributes a diverse line of household products, including kitchen appliances and personal care and wellness products for home use. This segment maintains a strong portfolio of globally recognized brands including Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and Villaware®. The principal products in this segment include clippers and trimmers for professional use in the beauty and barber and animal categories; electric blankets, mattress pads and throws; household kitchen appliances, such as blenders, coffeemakers, irons, mixers, slow cookers, toasters, toaster ovens and vacuum packaging machines; personal care and wellness products, such as air purifiers, fans, heaters and humidifiers, for home use; products for the hospitality industry; and scales for consumer use.

The Branded Consumables segment manufactures or sources, markets and distributes a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples, including arts and crafts paint brushes, children's card games, clothespins, collectible tins, cord, rope and twine, fencing, fire extinguishing products, firelogs and firestarters, home canning jars and accessories, kitchen matches, other craft items, plastic cutlery, playing cards and accessories, safes, security cameras, security doors, smoke and carbon monoxide alarms, storage organizers and workshop accessories, toothpicks, window guards and other accessories. This segment markets our products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Java-Log®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell®, Pine Mountain® and Wellington® brand names, among others. We distribute these products through club, drug, e-commerce, grocery, hardware, home center, mass merchant and specialty retail customers and deliver these products to thousands of "ship to" locations.

The Process Solutions segment manufactures, markets and distributes a wide variety of plastic products including closures, contact lens packaging, medical disposables, plastic cutlery and rigid packaging. Many of these products are consumable in nature or represent components of consumer products. Our materials business produces specialty nylon polymers, conductive fibers and monofilament used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications. This segment is also the largest North American producer of niche products fabricated from solid zinc strip and are the sole source supplier of copper plated zinc penny blanks to the United States Mint and a major supplier to the Royal Canadian Mint, as well as a supplier of brass, bronze and nickel plated finishes on steel and zinc for coinage to other international markets. In addition, the Company manufactures a line of industrial zinc products marketed globally for use in the architectural, automotive, construction, electrical component and plumbing markets.

Segment information as of and for the years ended December 31, 2009, 2008 and 2007 is as follows:

(In millions)	Outdoor Solutions	Consumer Solutions	Branded Consumables	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
2009								
Net sales	$ 2,311.8	$ 1,835.9	$ 792.1	$ 262.6	$ (49.8)	$ 5,152.6	$ —	$ 5,152.6
Segment earnings (loss) *(1)*	277.6	280.5	104.0	30.3	—	692.4	(86.7)	605.7
Adjustments to reconcile to reported operating earnings (loss):								
Reorganization costs *(1)*	(48.5)	—	—	—	—	(48.5)	—	(48.5)
Impairment of goodwill and intangibles	(0.8)	—	(22.1)	—	—	(22.9)	—	(22.9)
Other *(2)*	—	9.2	—	—	—	9.2	(26.3)	(17.1)
Depreciation and amortization	(66.7)	(29.3)	(21.9)	(11.6)	—	(129.5)	(0.8)	(130.3)
Operating earnings (loss)	$ 161.6	$ 260.4	$ 60.0	$ 18.7	$ —	$ 500.7	$(113.8)	$ 386.9
Other segment data:								
Total assets	$ 2,570.1	$ 1,771.8	$ 890.2	$ 190.0	$ —	$ 5,422.1	$ 601.5	$ 6,023.6
Capital expenditures	44.0	29.0	27.2	7.0	$ —	107.2	0.2	107.4

(In millions)	Outdoor Solutions	Consumer Solutions	Branded Consumables	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
2008								
Net sales	$ 2,481.0	$ 1,812.9	$ 804.9	$ 348.6	$ (64.1)	$ 5,383.3	$ —	$ 5,383.3
Segment earnings (loss)	297.6	253.9	96.4	42.7	—	690.6	(81.2)	609.4
Adjustments to reconcile to reported operating earnings (loss):								
Reorganization costs	(32.6)	—	(10.7)	(8.9)	—	(52.2)	(7.6)	(59.8)
Impairment of goodwill and intangibles	(30.2)	(76.3)	(176.7)	—	—	(283.2)	—	(283.2)
Depreciation and amortization	(62.5)	(27.1)	(17.0)	(12.6)	—	(119.2)	(1.1)	(120.3)
Operating earnings (loss)	$ 172.3	$ 150.5	$ (108.0)	$ 21.2	$ —	$ 236.0	$ (89.9)	$ 146.1
Other segment data:								
Total assets	$ 2,598.4	$ 1,755.7	$ 898.0	$ 215.0	$ —	$ 5,467.1	$ 259.9	$ 5,727.0
Capital expenditures	47.1	24.0	19.3	9.6	$ —	100.0	2.2	102.2

(In millions)	Outdoor Solutions	Consumer Solutions	Branded Consumables	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
2007								
Net sales	$ 1,698.6	$ 1,869.2	$ 806.2	$ 353.6	$ (67.5)	$ 4,660.1	$ —	$ 4,660.1
Segment earnings (loss)	210.1	271.1	100.4	35.0	—	616.6	(115.1)	501.5
Adjustments to reconcile to reported operating earnings (loss):								
Fair value adjustment to inventory	(115.8)	—	—	(3.1)	—	(118.9)	—	(118.9)
Reorganization costs	(9.7)	(17.0)	(14.7)	(2.8)	—	(44.2)	(5.4)	(49.6)
Other integration-related costs	(1.4)	(1.1)	(0.9)	(1.2)	—	(4.6)	—	(4.6)
Depreciation and amortization	(39.4)	(26.9)	(18.1)	(10.3)	—	(94.7)	(1.7)	(96.4)
Operating earnings (loss)	$ 43.8	$ 226.1	$ 66.7	$ 17.6	$ —	$ 354.2	$(122.2)	$ 232.0
Other segment data:								
Capital expenditures	30.5	21.9	13.1	10.6	—	76.1	5.1	81.2

(1) For 2009, Segment Earnings for the Consumer Solutions segment includes reorganization costs of $3.8 (see Note 16).

(2) Consolidated amount of $17.1 represents executive stock compensation resulting from a strategic review of executive long-term incentive compensation.

Note: Intersegment sales are recorded at cost plus an agreed upon profit.

Geographic Information

Geographic information as of and for the years ended December 31, 2009, 2008 and 2007 is as follows:

(In millions)	Domestic	International	Total
2009			
Net sales	$ 3,538.0	$ 1,614.6	$ 5,152.6
Long-lived assets	298.9	206.8	505.7
2008			
Net sales	$ 3,670.1	$ 1,713.2	$ 5,383.3
Long-lived assets	292.4	214.5	506.9
2007			
Net sales	$ 3,235.3	$ 1,424.8	$ 4,660.1
Long-lived assets	2,944.6	303.7	3,248.3

18. Accumulated Other Comprehensive Income

The components of AOCI at December 31, 2009 and 2008 are as follows:

	December 31,	
(In millions)	2009	2008
Foreign currency translation adjustment	$ 28.2	$ (10.9)
Derivative financial instruments and other, net	(14.8)	1.5
Accrued benefit costs, net	(34.3)	(42.4)
Total accumulated other comprehensive income (loss)	$ (20.9)	$ (51.8)

19. Condensed Consolidating Financial Statements

The Company's 8% Senior Notes and 7 1/2% Senior Subordinated Notes (see Note 9) are fully guaranteed, jointly and severally, by certain of the Company's domestic subsidiaries ("Guarantor Subsidiaries"). The Company's non-United States subsidiaries and those domestic subsidiaries who are not guarantors ("Non-Guarantor Subsidiaries") are not guaranteeing these notes. Presented below is the condensed consolidating financial statements of the Company ("Parent"), the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on a consolidated basis as of and for the years ended December 3, 2009, 2008 and 2007.

Condensed Consolidating Statements of Income:

	Year Ended December 31, 2009				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 3,395.0	$ 1,890.7	$ (133.1)	$ 5,152.6
Costs and expenses	114.3	3,057.0	1,727.5	(133.1)	4,765.7
Operating (loss) earnings	(114.3)	338.0	163.2	—	386.9
Other expense, net	13.7	186.8	57.7	—	258.2
Equity in the income of subsidiaries	256.7	102.6	—	(359.3)	—
Net income (loss)	$ 128.7	$ 253.8	$ 105.5	$ (359.3)	$ 128.7

	Year Ended December 31, 2008				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 3,515.0	$ 2,046.1	$ (177.8)	$ 5,383.3
Costs and expenses	76.5	3,470.3	1,868.2	(177.8)	5,237.2
Operating (loss) earnings	(76.5)	44.7	177.9	—	146.1
Other expense, net	27.4	110.1	67.5	—	205.0
Equity in the income of subsidiaries	45.0	117.6	—	(162.6)	—
Net income	$ (58.9)	$ 52.2	$ 110.4	$ (162.6)	$ (58.9)

	Year Ended December 31, 2007				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 3,209.6	$ 1,614.5	$ (164.0)	$ 4,660.1
Costs and expenses	106.5	3,038.2	1,447.4	(164.0)	4,428.1
Operating (loss) earnings	(106.5)	171.4	167.1	—	232.0
Other expense, net	(24.7)	178.0	50.6	—	203.9
Equity in the income of subsidiaries	109.9	112.8	—	(222.7)	—
Net income	$ 28.1	$ 106.2	$ 116.5	$ (222.7)	$ 28.1

Condensed Consolidating Balance Sheets:

	As of December 31, 2009				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets	$ 556.0	$ 819.0	$ 1,615.4	$ (2.4)	$ 2,988.0
Investment in subsidiaries	4,554.4	985.1	—	(5,539.5)	—
Non-current assets	171.4	3,727.9	353.9	(1,217.6)	3,035.6
Total assets	$ 5,281.8	$ 5,532.0	$ 1,969.3	$ (6,759.5)	$ 6,023.6
Liabilities and stockholders' equity					
Current liabilities	$ 357.0	$ 536.6	$ 593.0	$ (2.1)	$ 1,484.5
Non-current liabilities	3,158.0	459.1	373.1	(1,217.9)	2,772.3
Stockholders' equity	1,766.8	4,536.3	1,003.2	(5,539.5)	1,766.8
Total liabilities and stockholders' equity	$ 5,281.8	$ 5,532.0	$ 1,969.3	$ (6,759.5)	$ 6,023.6

	As of December 31, 2008				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets	$ 239.6	$ 1,072.1	$ 1,421.7	$ (4.3)	$ 2,729.1
Investment in subsidiaries	4,277.3	783.8	—	(5,061.1)	—
Non-current assets	150.4	3,395.8	286.2	(834.5)	2,997.9
Total assets	$ 4,667.3	$ 5,251.7	$ 1,707.9	$ (5,899.9)	$ 5,727.0
Liabilities and stockholders' equity					
Current liabilities	$ 215.2	$ 564.1	$ 578.5	$ (3.4)	$ 1,354.4
Non-current liabilities	3,067.9	463.0	292.9	(835.4)	2,988.4
Stockholders' equity	1,384.2	4,224.6	836.5	(5,061.1)	1,384.2
Total liabilities and stockholders' equity	$ 4,667.3	$ 5,251.7	$ 1,707.9	$ (5,899.9)	$ 5,727.0

Condensed Consolidating Statements of Cash Flows:

	Year Ended December 31, 2009			
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used in) operating activities, net	$ (62.4)	$ 503.5	$ 200.0	$ 641.1
Financing activities:				
Net change in short-term debt	(132.0)	—	(21.6)	(153.6)
(Payments on) proceeds from intercompany transactions	401.6	(392.9)	(8.7)	—
Proceeds from issuance of long-term debt	292.2	—	—	292.2
Payments on long-term debt	(351.2)	—	—	(351.2)
Issuance (repurchase) of common stock, net	199.0	—	—	199.0
Other	(18.9)	—	—	(18.9)
Net cash provided by (used in) financing activities	390.7	(392.9)	(30.3)	(32.5)
Investing activities:				
Additions to property, plant and equipment	(0.2)	(89.4)	(17.8)	(107.4)
Acquisition of business, net of cash acquired and earnout payments	(2.0)	(10.4)	(1.3)	(13.7)
Other	—	(4.9)	(4.6)	(9.5)
Net cash provided by (used in) investing activities	(2.2)	(104.7)	(23.7)	(130.6)
Effect of exchange rate changes on cash	—	—	(43.4)	(43.4)
Net increase (decrease) in cash and cash equivalents	326.1	5.9	102.6	434.6
Cash and cash equivalents at beginning of year	211.8	7.9	173.1	392.8
Cash and cash equivalents at end of year	$ 537.9	$ 13.8	$ 275.7	$ 827.4

	Year Ended December 31, 2008			
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used in) operating activities, net	$ (626.1)	$ 724.6	$ 151.4	$ 249.9
Financing activities:				
Net change in short-term debt	130.2	—	1.3	131.5
(Payments on) proceeds from intercompany transactions	733.1	(638.7)	(94.4)	—
Proceeds from issuance of long-term debt	25.0	—	—	25.0
Payments on long-term debt	(24.3)	—	(0.7)	(25.0)
Issuance (repurchase) of common stock, net	(21.4)	—	—	(21.4)
Other	(5.5)	—	—	(5.5)
Net cash provided by (used in) financing activities	837.1	(638.7)	(93.8)	104.6
Investing activities:				
Additions to property, plant and equipment	(2.2)	(83.1)	(16.9)	(102.2)
Acquisition of business, net of cash acquired and earnout payments	(40.0)	(1.6)	(1.0)	(42.6)
Other	(16.3)	(4.0)	(10.4)	(30.7)
Net cash provided by (used in) investing activities	(58.5)	(88.7)	(28.3)	(175.5)
Effect of exchange rate changes on cash	—	—	(6.7)	(6.7)
Net increase (decrease) in cash and cash equivalents	152.5	(2.8)	22.6	172.3
Cash and cash equivalents at beginning of year	59.3	10.7	150.5	220.5
Cash and cash equivalents at end of year	$ 211.8	$ 7.9	$ 173.1	$ 392.8

(In millions)	Year Ended December 31, 2007			
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used in) operating activities, net	$ (157.7)	$386.1	$ 76.4	$ 304.8
Financing activities:				
Net change in short-term debt	(29.3)	—	245.5	216.2
(Payments on) proceeds from intercompany transactions	526.5	(322.5)	(204.0)	—
Proceeds from issuance of long-term debt	1,350.0	—	—	1,350.0
Payments on long-term debt	(770.1)	—	(23.1)	(793.2)
Issuance (repurchase) of common stock, net	(56.2)	—	—	(56.2)
Other	(36.2)	—	—	(36.2)
Net cash provided by (used in) financing activities	984.7	(322.5)	18.4	680.6
Investing activities:				
Additions to property, plant and equipment	(5.1)	(53.3)	(22.8)	(81.2)
Acquisition of business, net of cash acquired	(909.5)	—	—	(909.5)
Other	21.1	—	(3.0)	18.1
Net cash provided by (used in) investing activities	(893.5)	(53.3)	(25.8)	(972.6)
Effect of exchange rate changes on cash	—	—	5.1	5.1
Net increase (decrease) in cash and cash equivalents	(66.5)	10.3	74.1	17.9
Cash and cash equivalents at beginning of year	125.8	0.4	76.4	202.6
Cash and cash equivalents at end of year	$ 59.3	$ 10.7	$ 150.5	$ 220.5

The amounts reflected as proceeds (payments) from (to) intercompany transactions represent cash flows originating from transactions conducted between guarantor subsidiaries, non-guarantor subsidiaries and parent in the normal course of business operations.

20. Quarterly Results of Operations (Unaudited)

Summarized quarterly results of operations for 2009 and 2008 were as follows (see Note 3 for a discussion of the Company's acquisitions that occurred during these periods):

(In millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter *(2)*	Total
2009					
Net sales	$ 1,138.9	$ 1,269.7	$ 1,351.3	$ 1,392.7	$ 5,152.6
Gross profit	292.3	356.4	396.8	380.5	1,426.0
Net income as reported	8.9	44.9	73.7	1.2	128.7
Basic earnings per share *(1)*	0.12	0.53	0.84	0.01	1.53
Diluted earnings per share *(1)*	0.12	0.53	0.83	0.01	1.52
2008					
Net sales	$ 1,217.4	$ 1,360.0	$ 1,455.6	$ 1,350.3	$ 5,383.3
Gross profit	327.8	380.8	415.8	378.4	1,502.8
Net income (loss) as reported	4.7	43.0	63.8	(170.4)	(58.9)
Basic earnings (loss) per share *(1)*	0.06	0.57	0.85	(2.28)	(0.78)
Diluted earnings (loss) per share *(1)*	0.06	0.56	0.83	(2.28)	(0.78)

(1) Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts.

(2) The results of operations for the fourth quarter of 2009 include a $22.9 non-cash charge for the impairment of goodwill and intangibles (see Note 6); a $17.1 charge for stock-based compensation related to certain share-based awards issued during the fourth quarter of 2009 (see Note 13); a $15.5 charge related fair value interest rate swaps not designated as effective hedges (see Note 10); a $9.2 foreign currency gain on U.S. dollar cash balances held in Venezuela (see Note 1); and a $4.7 reduction in unrecognized tax benefits, which related to the third quarter of 2009. (see Note 12).

The results of operations for the fourth quarter of 2008 include a $283 non-cash charge for the impairment of goodwill and intangibles (see Note 6); a $16.2 gain related to the curtailment/settlement of certain pension and postretirement benefit plans (see Note 15); and a $12.0 gain from inventory adjustments.

Corporate Information

Board of Directors

Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation

Ian G. H. Ashken
Vice Chairman and Chief Financial Officer
Jarden Corporation

René-Pierre Azria (3)
President and Chief Executive Officer
Tegris LLC

Michael Gross (1), (3)
Chairman and Chief Executive Officer
Solar Capital Ltd

Douglas W. Huemme (1)
Retired Former Chairman and Chief Executive Officer
Lilly Industries, Inc.

Richard J. Heckmann (2)
Chairman and Chief Executive Officer
Heckmann Corporation

Richard L. Molen (2)
Retired Former Chairman, President and Chief Executive Officer
Huffy Corporation

Irwin D. Simon (2), (3)
Chairman, Chief Executive Officer and President
Hain Celestial Group, Inc.

Robert L. Wood (1), (3)
Former Chairman, President and Chief Executive Officer
Chemtura Corporation

(1) Member of Audit Committee
(2) Member of Nominating and Policies Committee
(3) Member of Compensation Committee

Corporate Headquarters

Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580
Telephone: 914-967-9400
Facsimile: 914-967-9405
www.jarden.com

Executive Officers

Martin E. Franklin
Chairman and Chief Executive Officer

Ian G. H. Ashken
Vice Chairman and Chief Financial Officer

James E. Lillie
President and Chief Operating Officer

John E. Capps
Senior Vice President, General Counsel and Secretary

Patricia J. Gaglione
Senior Vice President, Business Operations and Supply Chain

Patricia A. Mount
Senior Vice President and Chief Transition Officer

Richard T. Sansone
Senior Vice President and Chief Accounting Officer

J. David Tolbert
Senior Vice President, Human Resources and Corporate Risk

Corporate Counsel

Kane Kessler, PC
New York, New York

Kaye Scholer LLP
New York, New York

Registrar and Transfer Agent

Computershare Trust Company
Providence, Rhode Island
800-622-6757

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
New York, New York

For the year ended December 31, 2007 and prior years:
Ernst & Young LLP
New York, New York

Securities Listing

Jarden's common stock is listed on the New York Stock Exchange.
Symbol: JAH

Investor Relations

Financial Dynamics Business Communications
New York, New York
212-850-5600

NYSE Corporate Governance Disclosure

Jarden Corporation filed as exhibits to its 2009 Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of Jarden's public disclosure. The Annual CEO certification of Jarden Corporation required pursuant to NYSE Corporate Governance Standards Section 303A.12(a) that the CEO was not aware of any violation by the Company of NYSE's Corporate Governance listing standards was submitted to the NYSE.

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